08000352

BOMBRIL S.A.

RECEIVED

São Paulo, January 07, 2007

2008 JAN 23 A 9:23

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

PROCESSED
JAN 25 2008
THOMSON
FINANCIAL

Ref: Bombril S.A.
No. CUSIP: 097929103
SEC F-6 File Nº 333-7350
12g32b # 823651

Gentleman,

We are enclosing some copies of Bombril's documents for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

- Official letter to BOVESPA (GAE/SAE 0162-05) – São Paulo Stock Exchange on February 04, 2005;
- Official letter to BOVESPA (GAE/SAE 1193/05) – São Paulo Stock Exchange on May 20, 2005;
- Official letter to BOVESPA (GAE/SAE 1.583-05) – São Paulo Stock Exchange on July 26, 2005;
- Official letter to BOVESPA (GAE/SAE 1.939-05) – São Paulo Stock Exchange on October 06, 2005;
- Material Fact – June 02, 2006;
- Material Fact – May 31, 2007;
- Material Fact – July 16, 2007;
- Notice to the market – December 23, 2005;
- Notice to the market – June 1, 2007;
- Notice to the shareholders – March 30, 2005;
- Notice to shareholders – May 31, 2007;
- Notice to shareholders – April 13, 2005;
- Notice to the market – April 15, 2005;
- Notice to the market – May 16, 2007;
- Notice to the market – December 15, 2005;
- Notice to the market – May 3, 2007;

dlw 1/24

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brasil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

- Policy for the disclosure of relevant information and condidentiality code.
- Consolidated Form – October 2007;
- Consolidated Form – November 2007;
- Consolidated Form – September 2007;
- Consolidated Form – March 2005;
- Consolidated Form – May 2007;
- Consolidated Form – May 2005;
- Consolidated Form – June 2007;
- Consolidated Form – June 2005;
- Consolidated Form – July 2007;
- Consolidated Form – July 2005;
- Consolidated Form – February 2005;
- Consolidated Form – August 2007;
- Consolidated Form – April 2007;
- Consolidated Form – April 2005;
- Consolidated Form – January 2005;
- Minutes of the Audit Committee's Meeting – May 31, 2007;
- Minutes of the Audit Committee's Meeting – May 28, 2007;
- Minutes of the Board of Directors´ Meeting – April 27, 2007;
- Minutes of the Board of Directors´ Meeting – March 19, 2007;
- Minutes of the Board of Directors´ Meeting – November 04, 2005;
- Minutes of the Board of Directors´ Meeting – August 31, 2005;
- Minutes of the Board of Directors´ Meeting – September 28, 2005;
- Minutes of the Board of Directors´ Meeting – July 27, 2005;
- Minutes of the Board of Directors´ Meeting – November 23, 2005;
- Minutes of the Board of Directors´ Meeting – March 17, 2005;
- Minutes of the Board of Directors´ Meeting – April 07, 2005;
- Minutes of the Board of Directors´ Meeting – November 04, 2005;
- Minutes of the Board of Directors´ Meeting – June 02, 2005;
- Minutes of the Board of Directors´ Meeting – May 31, 2007;
- Minutes of the Board of Directors´ Meeting – August 27, 2007;
- Minutes of the Board of Directors´ Meeting – July 23, 2007;
- Minutes of the Board of Directors´ Meeting – July 06, 2007;
- Press Release October 31, 2007;
- Press Release August 01, 2007;
- ITR – Quarterly Information – Base Date: 03/31/2007;
- ITR – Quarterly Information – Base Date: 06/30/2007;
- ITR – Quarterly Information – Base Date: 09/30/2007;

Sincerely,

ALEXANDRE HERMANN SANDE
Manager of Investors Relations

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brasil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

FEDERAL PUBLIC SERVICE

CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

ITR – QUARTERLY INFORMATION BASE DATE: 09/30/2007 Corporate Legislation

COMMERCIAL, INDUSTRIAL AND OTHER COMPANY

The CVM registration does not imply any appreciation over the company, being its managers responsible for the accuracy of the information rendered.

01.01 – Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	**Bombril SA**	**50.564.053/0001-03**
4. NIRE (Company's Registration Number)		
35300099711		

01.02 – Headquarters

1. Complete Address			2. District or region	
Marginal da Via Anchieta S/N Km 14			Rudge Ramos	
3. CEP [Zip Code]	4. Municipality		5. State	
09696-000	São Bern Campo		SP (State of São Paulo)	
6. Area code	7. Phone	8. Phone	9. Phone	10. Telex
011	4366-1001	4366-1001	4366-1001	
11. Area code	12. Fax	13. Fax	14. Fax	
011	4368-7371			
15. E-mail				
acionista@bombril.com.br				

01.03. – Investor Relations' Officer (Mailing Address with the Company)

1. Name				
Gustavo Hassum Ramos				
2. Complete Address Marginal da Via Anchieta S/N Km 14			3. District or region Rudge Ramos	
4. CEP [Zip Code] 09696-000	5. Municipality São Bern Campo		6. State SP (State of São Paulo)	
7. Area code 011	8. Phone 4366-1001	9. Phone 4366-1001	10. Phone 4366-1001	11. Telex 7371
12. Area code 011	13. Fax 4368-7371	14. Fax 4368-7371	15. Fax	
15. E-mail acionista@bombril.com.br				

01.04. – Reference/ Auditor

Business Year		Current Quarter			Previous Quarter		
1. Beginning	2. Ending	3. Number	4. Beginning	5. Ending	6. Number	7. Beginning	8. Ending
01/01/2007	12/31/2007	3	07/01/2007	09/30/2007	2	04/01/2007	06/30/2007
9. Name/ Corporate name of the auditor BDO Trevisan Auditores Independentes					10. CVM Code 00210-0		
11. Name of the accountant in charge Daniel G. Maranhão Jr.					12. Brazilian Registry of Individuals (CPF/MF) of the accountant in charge 070.982.868-45		

01.05. – Capital stock composition

Shares Number (Thousand)	1- Current Quarter 09/30/2007	2 – Previous Quarter 06/30/2007	3 – Same Quarter Previous Year 09/30/2006
Paid-in Capital			
1. Common	20,000	20,000	15,395
2. Preferred	34,065	34,065	25,359
3. Total	54,065	54,065	40,754
Treasury			
4. Common	0	0	0
5. Preferred	0	0	0
6. Total	0	0	0

01.06. – Company's Features

1 – Company's Type Commercial, Industrial and Other Company
2 – Status Type Operating
3 – Control nature National Private
4 – Business Code 1080 – Pharmaceutical and Hygiene
5 – Main Business Manufacturing and Sale of Hygiene and Cleaning Products
6 – Consolidated Type Not presented

7 – Auditors' Report Type
With qualification

01.07. - Company not included in the consolidated financial statements

1. Item	2. Brazilian Registry of Legal Entities (CNPJ/MF)	3. Corporate Name

01.08. – Monetary revenues deliberated and/ or paid during and after the quarter

1. Item	2. Event	3. Approval	4. Revenue	5. Payment Beginning	6. Share type	7. Value of the revenue per share

01.09 – Capital stock subscribed and changes in the current fiscal year

1. Item	2. Alteration Date	3. Value of the capital stock (in thousands of Brazilian Reais)	4. Alteration Value (in thousands of Brazilian Reais)	5. Alteration Source	7. Quantity of issued shares (in Ttousands)	8. Price of share when issued (Brazilian Reais)
	05/31/2007	795,142	209,242		13,311	15.72

01.10. – Investors Relations' Officer

1. Date	2. Signature
10/31/2007	

FEDERAL PUBLIC SERVICE

CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

ITR – QUARTERLY INFORMATION BASE DATE: 09/30/2007 Corporate Legislation

COMMERCIAL, INDUSTRIAL AND OTHER COMPANY

01.03 – Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	**Bombril SA**	**50.564.053/0001-03**

PARENT COMPANY

02.01. – Assets Balance Sheet (in thousands of Brazilian Reais)

1. CODE	2. DESCRIPTION	3. 09/30/2007	4. 06/30/2007
1.	Total Assets	726,170	685,114
1.01	Current Assets	175,951	171,089
1.01.01	Cash and cash equivalents	9,611	8,252
1.01.01.01	Cash and Banks	9,611	8,252
1.01.01.02	Banks Escrow Account	0	0
1.01.01.03	Financial Investments	0	0
1.01.02	Receivables	149,824	143,617
1.01.02.01	Accounts Receivable	106,662	99,474
1.01.02.01.01	Trade bills receivable	110,665	102,289
1.01.02.01.02	(-) Discounted Trade Bills	0	0
1.01.02.01.03	(-) Allowance for doubtful accounts	(4,003)	(2,815)
1.01.02.01.04	Intercompany accounts receivable	0	0
1.01.02.02	Sundry receivables	43,162	44,143
1.01.02.02.01	Securities	36,185	37,428
1.01.02.02.02	Recoverable Taxes	4,075	3,923
1.01.02.02.03	Other Accounts Receivable	2,902	2,792

1.01.03	Inventories	15,360	18,115
1.01.04	Other	1,156	1,105
1.01.04.01	Prepaid expenses	1,156	1,105
1.02	Noncurrent assets	550,219	514,025
1.02.01	Long-term assets	385,913	351,883
1.02.01.01	Sundry receivables	9,097	9,054
1.02.01.01.02	Recoverable Taxes	43	0
1.02.01.01.03	Other account receivables	9,054	9,054
1.02.01.02	Receivables from related parties	376,816	342,829
1.02.01.02.01	Associated Companies	0	0
1.02.01.02.02	Controlled Companies	376,816	342,829
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	164,306	162,142
1.02.02.01	Investments	129,838	129,287
1.02.02.01.01	Interest in Associated Companies	0	0
1.02.02.01.03	Interest in Controlled Companies	129,838	129,287
1.02.02.02	Property, plant and equipment	33,819	32,161
1.02.02.04	Deferred charges	649	694

02.02. – Liabilities Balance Sheet (in thousands of Brazilian Reais)

1. CODE	2. DESCRIPTION	3. 09/30/2007	4. 06/30/2007
2.	Total Liabilities	726,170	685,114
2.01	Current Liabilities	185,116	189,139
2.01.01	Loans and financing	12,236	17,236
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	47,589	50,279

2.01.04	Taxes, Fees and Contributions	65,975	60,472
2.01.04.01	Tax liabilities	65,975	60,472
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	0	115
2.01.07.01	Controlled and Related Companies	0	115
2.01.08	Other	59,316	61,037
2.01.08.01	Salaries and Charges Payable	11,077	10,299
2.01.08.02	Sundry Provisions	21,892	24,717
2.01.08.03	Other Accounts Payable	2,578	1,595
2.01.08.04	Contingencies	23,769	24,426
2.02	Noncurrent Liabilities	1,017,637	1,002,618
2.02.01	Long-term Liabilities	1,017,637	1,002,618
2.02.01.01	Loans and financing	17,323	18,171
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Payables to related parties	428,821	426,489
2.02.01.04.01	Controlled and Related Companies	428,821	426,489
2.02.01.06	Other	571,493	557,958
2.02.01.06.01	Tax Liabilities	380,033	370,304
2.02.01.06.02	Trade accounts payable	489	759
2.02.01.06.03	Other Accounts Payable	33,662	30,806
2.02.01.06.04	Contingencies	124,143	122,213
2.02.01.06.05	Provision for deferred income and social contribution taxes	33,166	33,876
2.02.02	Deferred income	0	0
2.04	Shareholder's Equity	(476,583)	(506,643)
2.04.01	Paid-in Capital Stock	795,142	795,142

2.04.02	Capital Reserves	28,627	28,627
2.04.03	Revaluation Surplus	54,245	54,841
2.04.03.01	Own Assets	0	0
2.04.03.02	Controlled/ Associated Companies	54,245	54,841
2.04.04	Profit Reserves	0	0
2.04.04.01	Legal reserve	0	0
2.04.04.02	Statutory reserve	0	0
2.04.04.03	Reserve for Contingencies	0	0
2.04.04.04	Unrealized profit reserve	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for Non Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained earnings/ Accumulated deficit	(1,354,597)	(1,385,253)

03.01. – Income Statements (in thousands of Brazilian Reais)

1. Code	2. Description	3. 07/01/2007 to 09/30/2007	4. 01/01/2007 to 09/30/2007	5. 07/01/2006 to 09/30/2006	6. 01/01/2006 to 09/30/2006
3.01	Gross Sales and/or Revenues	215,026	628,441	239,292	640,710
3.02	Deductions	(57,201)	(171,092)	(61,227)	(168,658)
3.03	Net Sales and/ or Revenues	157,825	457,349	178,065	472,052
3.04	Cost of goods sold and/or services rendered	(77,527)	(222,595)	(71,255)	(200,645)
3.05	Gross Income	80,298	234,754	106,810	271,407
3.06	Operating Expenses	(83,198)	(279,749)	(137,441)	(338,653)
3.06.01	Selling	(56,411)	(143,722)	(55,120)	(170,052)
3.06.01.01	Personnel	(6,719)	(19,999)	(6,786)	(20,199)
3.06.01.02	Advertising	(15,425)	(35,605)	(9,009)	(38,995)

3.06.01.03	Sales Promotions	(19,097)	(43,775)	(24,045)	(64,971)
3.06.01.04	Freight	(10,891)	(32,009)	(11,000)	(33,109)
3.06.01.05	Allowance for doubtful accounts	0	0	0	350
3.06.01.06	Third Party Services	(730)	(2,223)	(613)	(2,059)
3.06.01.07	Travel	(1,042)	(2,749)	(978)	(2,795)
3.06.01.08	Rental	(1,154)	(3,354)	(1,009)	(3,149)
3.06.01.09	Other	(1,353)	(4,008)	(1,680)	(5,125)
3.06.02	General and administrative expenses	(7,923)	(24,715)	(8,706)	(30,973)
3.06.02.01	Personnel	(4,308)	(13,959)	(4,711)	(16,134)
3.06.02.02	Third Party Services	(1,860)	(5,964)	(2,117)	(7,759)
3.06.02.03	Depreciation/ Amortization	(290)	(868)	(258)	(735)
3.06.02.04	Energy and Communication	(156)	(527)	(277)	(777)
3.06.02.05	Sundry Materials	(342)	(533)	(147)	(350)
3.06.02.06	Travel	(31)	(95)	(47)	(519)
3.06.02.07	Rental	(339)	(1,097)	(320)	(943)
3.06.02.08	Other	(597)	(1,672)	(829)	(3,756)
3.06.03	Financial (expenses) revenues	(16.718)	(15,400)	(18,222)	(76,470)
3.06.03.01	Financial Revenues	16,538	67,926	6,647	70,108
3.06.03.01.01	Financial Revenues	14,548	63,335	5,920	66,352
3.06.03.01.02	Exchange gain	1,990	4,591	727	3,756
3.06.03.02	Financial Expenses	(33,256)	(83,326)	(24,869)	(146,578)
3.06.03.02.01	Financial Expenses	(17,558)	(31,607)	(4,428)	(65,240)
3.06.03.02.02	Exchange loss	(15,698)	(51,719)	20,441	(81,338)
3.06.04	Other Operating Revenues	5,783	(16,841)	8,178	30,165
3.06.04.01	Other Operating Revenues	0	0	0	0
3.06.04.02	Other	5,783	16,841	8,178	30,165
3.06.05	Other Operating Expenses	(8,480)	(10,656)	(64,718)	(93,729)
3.06.05.01	Other Operating Expenses	(8,397)	(10,120)	(8,035)	(34,677)

3.06.05.02	Employees' profit sharing expenses	(83)	(536)	(229)	(2,598)
3.06.05.03	Extraordinary items	0	0	(56,454)	(56,454)
3.06.06	Equity in losses of controlled companies	551	(102,097)	1,147	2,406
3.07	Operating loss	(2,900)	(44,995)	(30,631)	(67,246)
3.08	Nonoperating Income (loss)	32,715	160,140	6	(143,096)
3.08.01	Other nonoperating revenues	32,765	160,905	7	12
3.08.01.01	Other nonoperating revenues	46	1,369	7	12
3.08.01.02	Extraordinary items	32,719	159,536	0	0
3.08.02	Other nonoperating expenses	(50)	(765)	(1)	(143,108)
3.08.02.01	Other nonoperating expenses	(50)	(765)	(1)	(6)
3.08.02.02	Extraordinary items	0	0	0	(143,102)
3.09	Income before Taxation/ Interest	29,815	115,145	(30,625)	(210,342)
3.10	Provision for Income and Social Contribution Taxes	(466)	(3,243)	0	0
3.11	Deferred income tax	710	(7,178)	(378)	(310)
3.12	Statutory Interest/ Contributions	0	0	0	0
3.12.01	Interest	0	0	0	0
3.12.01.01	Employees	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity Capital	0	0	0	0
3.15	Net Income/ Loss	30,059	104,724	(31,003)	(210,652)
	Shares Number, Except Treasury (Thousand)	54,065	54,065	40,754	40,754
	Earnings per Share	0,55598	1,93700	0	0
	Loss per Share	0	0	(0,76074)	(5,16887)

CONSOLIDATED

06.01. – Assets Balance Sheet (in thousands of Brazilian Reais)

1. CODE	2. DESCRIPTION	3. 09/30/2007	4. 06/30/2007
1.	Total Assets	413,807	408,562
1.01	Current Assets	176,918	172,006
1.01.01	Cash and cash equivalents	9,659	8,468
1.01.01.01	Cash and Banks	9,659	8,468
1.01.01.02	Banks Escrow Account	0	0
1.01.01.03	Financial Investments	0	0
1.01.02	Receivables	150,744	144,318
1.01.02.01	Accounts Receivable	107,310	99,888
1.01.02.01.01	Trade bills receivable	112,835	104,300
1.01.02.01.02	(-) Discounted Trade Bills	0	0
1.01.02.01.03	(-) Allowance for doubtful accounts	(5,525)	(4,412)
1.01.02.01.04	Intercompany accounts receivable	0	0
1.01.02.02	Sundry receivables	43,434	44,430
1.01.02.02.01	Securities	36,185	37,428
1.01.02.02.02	Recoverable Taxes	4,228	4,076
1.01.02.02.03	Other Accounts Receivable	3,021	2.926
1.01.03	Inventories	15,360	18,115
1.01.04	Other	1,115	1,105
1.01.04.01	Prepaid expenses	1,115	1,105
1.02	Noncurrent assets	236,889	236,556
1.02.01	Long-term assets	64,178	65,404
1.02.01.01	Sundry receivables	9,641	10,904
1.02.01.01.02	Recoverable Taxes	579	527
1.02.01.01.03	Goods to sale	0	1,249
1.02.01.01.04	Other Accounts Receivable	9,062	9,128

1.02.01.02	Receivables from related parties	0	0
1.02.01.02.01	Associated Companies	0	0
1.02.01.02.02	Controlled Companies	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	54,537	54,500
1.02.01.03.01	Inventories	54,537	54,500
1.02.02	Permanent Assets	172,711	171,152
1.02.02.01	Investments	1,645	1,645
1.02.02.01.01	Interest in Associated Companies	0	0
1.02.02.01.03	Interest in Controlled Companies	1,645	1,645
1.02.02.02	Property, plant and equipment	170,156	168,292
1.02.02.04	Deferred charges	910	1,215

06.02. – Liabilities Balance Sheet (in thousands of Brazilian Reais)

1. CODE	2. DESCRIPTION	3. 09/30/2007	4. 06/30/2007
2.	Total Liabilities	413,807	408,562
2.01	Current Liabilities	209,267	208,951
2.01.01	Loans and financing	22,853	23,657
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	47,872	50,378
2.01.04	Taxes, Fees and Contributions	73,138	67,331
2.01.04.01	Tax liabilities	73,138	67,331
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	0	0
2.01.07.01	Controlled and Related Companies	0	0
2.01.08	Other	65,404	67,585

2.01.08.01	Salaries and Charges Payable	11,119	10,301
2.01.08.02	Sundry Provisions	22,333	25,058
2.01.08.03	Other Accounts Payable	7,401	7,018
2.01.08.04	Contingencies	24,551	25,208
2.02	Noncurrent Liabilities	677,423	669,413
2.02.01	Long-term Liabilities	677,423	669,413
2.02.01.01	Loans and financing	25,496	31.012
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Payables to related parties	41,249	40,175
2.02.01.04.01	Controlled and Related Companies	41,249	40,175
2.02.01.06	Other	610,678	598,226
2.02.01.06.01	Tax Liabilities	381,949	372,231
2.02.01.06.02	Trade accounts payable	489	759
2.02.01.06.03	Other Accounts Payable	34,200	32,176
2.02.01.06.04	Contingencies	133,941	131,945
2.02.01.06.05	Provision for deferred income and social contribution taxes	60,099	61,115
2.03	Minority interest	3,700	4,122
2.04	Shareholder's Equity	(476,583)	(473,924)
2.04.01	Paid-in Capital Stock	795,142	795,142
2.04.02	Capital Reserves	28,627	28,627
2.04.03	Revaluation Surplus	54,245	54,841
2.04.03.01	Own Assets	0	0
2.04.03.02	Controlled/ Associated Companies	54,245	54,841
2.04.04	Profit Reserves	0	0
2.04.04.01	Legal reserve	0	0
2.04.04.02	Statutory reserve	0	0

2.04.04.03	Reserve for Contingencies	0	0
2.04.04.04	Unrealized profit reserve	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special reserve for Non Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained earnings/ Accumulated deficit	(1,354,597)	(1,352,534)

07.01. – Income Statements (in thousands of Brazilian Reais)

1. CODE	2. DESCRIPTION	3. 07/01/2007 to 09/30/2007	4. 01/01/2007 to 09/30/2007	5. 07/01/2006 to 09/30/2006	6. 01/01/2006 to 09/30/2006
3.01	Gross Sales and/or Revenues	215,085	628,579	239,292	643,505
3.02	Deductions	(57,246)	(171,219)	(61,231)	(169,507)
3.03	Net Sales and/ or Revenues	157,839	457,360	178,061	473,998
3.04	Cost of goods sold and/or services rendered	(77,243)	(221,756)	(70,861)	(200,793)
3.05	Gross Income	80,596	235,604	107,200	273,205
3.06	Operating Expenses	(83,972)	(188,280)	(138,309)	(340,995)
3.06.01	Selling	(56,392)	(143,669)	(55,118)	(172,900)
3.06.01.01	Personnel	(6,719)	(19,999)	(6,786)	(20,207)
3.06.01.02	Advertising	(15,425)	(35,606)	(9,009)	(40,718)
3.06.01.03	Sales Promotions	(19,097)	(43,776)	(24,068)	(65,762)
3.06.01.04	Freight	(10,891)	(32,009)	(11,000)	(33,539)
3.06.01.05	Allowance for doubtful accounts	0	0	0	350
3.06.01.06	Third Party Services	(730)	(2,223)	(613)	(2,059)
3.06.01.07	Travel	(1,042)	(2,749)	(978)	(2,795)
3.06.01.08	Rental	(1,135)	(3,299)	(984)	(3,045)
3.06.01.09	Other	(1,353)	(4,008)	(1,680)	(5,125)
3.06.02	General and administrative	(10,015)	(30,942)	(9,546)	(36,754)

	expenses				
3.06.02.01	Personnel	(4,399)	(14,288)	(4,779)	(16,567)
3.06.02.02	Third Party Services	(1,910)	(6,167)	(2,176)	(8,399)
3.06.02.03	Depreciation/ Amortization	(1,796)	(5,382)	(749)	(4,348)
3.06.02.04	Energy and Communication	(160)	(538)	(277)	(787)
3.06.02.05	Sundry Materials	(348)	(552)	(147)	(410)
3.06.02.06	Travel	(31)	(95)	(47)	(604)
3.06.02.07	Rental	(290)	(954)	(251)	(696)
3.06.02.08	Other	(1,081)	(2,966)	(1,120)	(4,943)
3.06.03	Financial expenses (revenues)	(15,017)	(19,271)	(17,112)	(67,828)
3.06.03.01	Financial Revenues	55,710	137,898	13,564	164,302
3.06.03.01.01	Financial Revenues	1,991	4,557	764	3,861
3.06.03.01.02	Exchange gain	53,719	133,341	12,800	160,441
3.06.03.02	Financial Expenses	(70,727)	(157,169)	(30,676)	(232,130)
3.06.03.02.01	Financial Expenses	(17,283)	(55,857)	(18,721)	(76,354)
3.06.03.02.02	Exchange loss	(53,444)	(101,312)	(11,955)	(155,776)
3.06.04	Other Operating Revenues	5,816	17,016	8,186	30,221
3.06.04.01	Other Operating Revenues	5,816	17,016	8,186	30,221
3.06.04.02	Other	0	0	0	0
3.06.05	Other Operating Expenses	(8,364)	(11,414)	(64,719)	(93,734)
3.06.05.01	Other Operating Expenses	(8,281)	(10,878)	(8,036)	(34,681)
3.06.05.02	Employees' profit sharing expenses	(83)	(536)	(229)	(2,599)
3.06.05.03	Extraordinary items	0	0	(56,454)	(56,454)
3.06.06	Equity in losses of controlled companies	0	0	0	0
3.07	Operating Income (loss)	(3,376)	47,324	(31,109)	(67,790)
3.08	Nonoperating Income (loss)	32,480	65,701	(40)	(143,539)
3.08.01	Other nonoperating revenues	33,296	67,400	41	368

3.08.01.01	Other nonoperating revenues	577	2,020	41	368
3.08.01.02	Extraordinary items	32,719	65,380	0	0
3.08.02	Other nonoperating expenses	(816)	(1,699)	(81)	(143,907)
3.08.02.01	Other nonoperating expenses	(816)	(1,699)	(81)	(805)
3.08.02.02	Extraordinary items	0	0	0	(143,102)
3.09	Income before Taxation/ Interest	29,104	113,025	(31,149)	(211,329)
3.10	Provision for Income and Social Contribution Taxes	(483)	(3,261)	45	0
3.11	Deferred income tax	1,009	(6,234)	85	677
3.12	Statutory Interest/ Contributions	429	1,194	0	0
3.12.01	Interest	429	1,194	0	0
3.12.01.01	Employees	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity Capital	0	0	0	0
3.15	Net Income/ Loss	30,059	104,724	(31,019)	(210,652)
	SHARES NUMBER, EXCEPT TREASURY (THOUSAND)	54,065	54,065	40,754	40,754
	EARNINGS PER SHARE	0.55598	1.93700	0	0
	LOSS PER SHARE	0	0	(0.76113)	(5.16887)

04.01 – Explanatory Notes

BOMBRIL S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2007

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

Bombril S.A. (the "Company") operates in the hygiene and cleaning industry, manufacturing industrial and domestic consumer goods, among which the following is highlighted: steel wool, liquid detergent, soaps, disinfectants, cleaners, laundry detergents, fabric softeners and others.

From July 28, 2003 to July 7, 2006, the Company was under Judicial Management, due to the judicial execution filed by Newco International Ltd., a company controlled by Ronaldo Sampaio Ferreira, against the indirect parent company then, Cirio Finanziaria S.p.A., and the direct parent company, Bombril Holding S.A.

In this manner, the control structure of the Company at that moment became the following:


Newco International Ltd.
Reserva
86,7138%
13,2862%
55% (Capital Votante)
Bombril Holding
45% (Capital Votante)
Bombril S.A.

Key:
Capital Votante – Voting Capital

Reserva - Reserve

After taking office on July 8, 2006, the new Management started a plan for the reestablishment of the Company's economic and financial balance, which remains in action and it is bringing the financial stability for a new era of growth and expansion.

The main actions performed by Management have been the following:

(i) Implemented a vigorous cost-cutting program including the review of all contracts in effect, renegotiation of the main cost and expense items and strengthening of internal controls;

(ii) Performed a thorough qualitative review of business policies, seeking better relations with customers and profitability of products;

(iii) Restructured the Company's financial indebtedness, stopping to raise funds through factoring and obtaining, when necessary, short-term and medium-term bank financing;

(iv) Resumed payment of all taxes falling due and refinanced all federal tax debts by registering the Company with the Extraordinary Tax Debt Installment Payment Program – PAEX and with the Tax Debt Installment Payment Program (PPI – "Programa de Parcelamento Incentivado").

(v) settlement of most part of related-parties liabilities, amounting to R$ 268,242 (note 7.e);

(vi) increase in capital amounting to R$ 209,242 by means of receivables held by the parent company of the group (note 16.c).

(vii) resume of industrial investments, crucial for the updating and modernization of the manufacturing site;

(viii) resume of investments in Advertising and Promotion, extremely important for the Company's development and participation in the various sectors it operates.

2. BASIS OF PRESENTATION

a. Parent company

The financial statements that are being presented have been prepared in accordance with the Brazilian Corporate Law and according to the accounting practices adopted in Brazil and supplemental provisions of the Brazilian Securities and Exchange Commission – CVM.

b. Consolidated

The financial statements have been prepared in accordance with accounting practices adopted in Brazil.
Minority interest was shown in consolidated financial statements. Intercompany balances, transactions and unrealized income, net of income tax effects, are eliminated in consolidation.

These consolidated financial statements state the Company's account and transaction balances and those of the following controlled companies:

Brilmaq Empreendimentos Imobiliários S.A.

Brilmaq is a wholly-owned company by Bombril S.A., headquartered in São Bernardo do Campo, state of São Paulo, which has as its main activities the purchase, sale, lease, incorporation and construction of their own real estate, besides direct ownership interest of 100% in the capital stock of Bombril Mercosul S.A. and of Bombril Overseas Inc., and 0.01% and 99.99% of direct and indirect ownership interest, respectively, in Pronto S.A.

Bombril Mercosul S.A.

It is an indirectly controlled company wholly owned by Bombril S.A., through Brilmaq Empreendimentos Imobiliários S.A., headquartered in São Bernardo do Campo - SP. Currently, this company does not develop industrial activities and, therefore, leases its property, plant and equipment to the Company.

Pronto S.A.

It is an indirectly controlled company wholly owned by Bombril S.A., through Bombril Mercosul S.A. with 99.99% interest, and through Brilmaq Empreendimentos Imobiliários S.A., with 0.01 % interest. Pronto was founded on March 7, 2005 with headquarters in the municipality of Abreu Lima, state of Pernambuco. Its main activities comprise the sales and marketing of hygiene and cleaning products, with a new brand and restructured to supply the Northern and Northeastern regions of Brazil. The activities of this company are suspended and Bombril S.A is selling its products.

Tevere Empreendimentos e Construções S.A.

It is a company directly controlled by Bombril S.A., which has a 75.66% interest in it, and headquartered in Araçariguama, state of São Paulo. Its main activities comprise construction, urbanization, improvements in rural or urban areas; infrastructure and real estate development construction jobs, and own or third-party incorporations, besides direct ownership interest of 100% in capital stock of the Company Waddle Participações S.A.

Waddle Participações S.A.

Company indirectly controlled by Bombril S.A. through the company Tevere Empreendimentos e Construções S.A., located in São Paulo - SP. Its main activity is real estate property investments.

Bombril Overseas Inc.

It is an indirectly controlled company wholly owned by Bombril S.A., through the company Brilmaq Empreendimentos Imobiliários S.A., set up under the laws of the British Virgin Islands, with the purpose of developing any kind of business activity allowed under that legislation.

The accounting records of controlled company Bombril Overseas Inc. referring to the years started January 1st, 2002, were restored by the management of Bombril S.A. based on copies of documents, contracts, control spreadsheets, and etc. The management is still taking the necessary measures regarding the original documentation and other issues related to that controlled company.

The financial statements of the controlled company located abroad are prepared under accounting practices compatible with those adopted by the parent company, and then translated to reais at exchange rates in force on the date of year's closing.

Investments in associated companies are accounted for under the equity method.

Here follows the reconciliation between the parent company and consolidated financial statements:

	Net income (loss) for the nine-month period ended :		Shareholders' equity (deficit) as of :	
	09.30.2007	09.30.06	09.30.07	06.30.07
In parent company	104,724	(210,652)	(476,583)	(506,643)
Reversal of the provision for losses on Accounts receivable from Bombril Overseas Inc. (a)	-	-	-	32,719
In consolidated	104,724	(210,652)	(476,583)	(473,924)

(a) It refers to the exclusion, from consolidation, of the provision for losses set up in balance sheet of parent company for the year ended December 31, 2004, on the amounts receivable from the controlled company Bombril Overseas Inc.

Consolidated financial statements include the financial statements of Bombril S.A. and of controlled companies as follows:

Companies	Interest (%)	
	Direct	Indirect
Brilmaq Empreendimentos Imobiliários S.A.	100%	0%
Tevere Empreendimentos e Construções S.A.	75.66%	0%
Bombril Mercosul S.A.	0%	100%
Pronto S.A.	0%	100%
Bombril Overseas Inc.	0%	100%
Waddle Participações S.A.	0%	75.66%

3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a. Cash and cash equivalents

The financial investments are stated at purchase cost, plus income earned through the balance sheet date.

b. Allowance for doubtful accounts

The allowance for doubtful accounts is established based on the individual analysis of receivables, in an amount deemed sufficient to cover possible losses.

c. Inventories

Inventories are stated at average cost of acquisition or production, lower than replacement or realizable values.

d. Investments

Investments in controlled and associated companies are accounted for under the equity method. Other investments are carried at acquisition cost and reduced by allowances to adjust to market value.

e. Property, plant and equipment

Property, plant and equipment are stated at acquisition cost, plus revaluations, monetarily restated through December 31, 1995. The depreciations are computed by the straight-line method, based on the estimated assets class life.

f. Assets and Liabilities subject to monetary restatement

Accounts subject to restatement are updated based on the indexes defined legally or in agreement.

g. Transactions in foreign currency

Transactions in foreign currency are accounted for at the exchange rate of the day of the transaction. Assets or liabilities in foreign currency are converted using the exchange date of the balance sheet date. The exchange variations are recognized in the income statements as they occur.

h. Any other current and noncurrent assets

All other current assets and noncurrent assets are stated at cost or realizable value, including income earned, when applicable.

i. Loans

These are restated based on monetary and exchange variations, and include the respective charges incurred to the balance sheet date.

j. Provision for income tax and social contribution

It is computed based on the provisions of the legislation in force at the applicable rate. Deferred tax liabilities were recognized on net exchange variations originated from foreign loans that are taxed on a cash basis.

k. Provisions for contingencies

Provisions for contingencies related to labor, tax, civil, commercial and environmental litigation, in judicial and administrative courts, are based on legal advice and Management's best estimate as to the likely outcome of the outstanding matters at the balance sheet date.

l. Any other current and noncurrent liabilities

The remaining current and noncurrent liabilities are stated at known or payable amounts, plus the related charges and exchange and monetary variations, where applicable.

m. Use of estimates

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

n. Employees' profit sharing

The Company maintains a profit sharing plan that provides its employees the right to a share of profits. Accruals are made to recognize the employees' profit sharing.

o. Earnings (loss) per share

The earnings (loss) per share are calculated based on the number of shares outstanding at the balance sheet date.

p. Financial statement of the previous period

Certain reclassifications have been made in the financial statements for the quarter ended June 30, 2007 and the nine-month period ended September 30, 2006 to conform with the 2007 presentation.

4. ACCOUNTS RECEIVABLE

	Parent company		Consolidated	
	09.30.07	06.30.07	09.30.07	06.30.07
Trade bills receivable	110,665	102,289	112,835	104,300
(-) Allowance for doubtful accounts	(4,003)	(2,815)	(5,525)	(4,412)
Total	106,662	99,474	107,310	99,888

In order to reduce the credit risk, the Company carries out a thorough analysis of the customers' credit standing. In the event of default, the Company adopts the procedure of direct collection from the customer, outsourcing of collection and in some cases, judicial collection.

5. INVENTORIES

	Parent company		Consolidated	
	09.30.07	06.30.07	09.30.07	06.30.07
Finished goods	7,370	9,681	7,370	9,681
Work in process	1,519	1,490	1,519	1,490
Raw materials	3,699	4,060	3,699	4,060
Package materials	3,420	3,721	3,420	3,721
Real estate property projects	-	-	54,537	54,500
Provision for obsolescence	(806)	(955)	(806)	(955)
Others	158	118	158	118
Total	15,360	18,115	69,897	72,615
Current	15,360	18,115	15,360	18,115
Noncurrent	-	-	54,537	54,500

6. RECOVERABLE TAXES

	Parent company		Consolidated	
	09.30.07	06.30.07	09.30.07	06.30.07
Recoverable IRPJ and CSLL (corporate income tax and social contribution)	3,038	2,073	3,583	2,610
State VAT (ICMS) recoverable	1,028	1,836	1,107	1,912
Recoverable PIS and COFINS (taxes on sales)	-	-	67	67
Other	52	14	50	14
Total	4,118	3,923	4,807	4,603
Current	4,075	3,923	4,228	4,076
Noncurrent	43	-	579	527

7. CONTROLLED AND ASSOCIATED COMPANIES

a. Parent company

a.1. Assets

Business Corporations	09.30.07	06.30.07	restatement	Guarantee	Maturity
Foreign Currency					
Dollar:					
Bombril Overseas Inc.	8,997	9,216	Libor annual + 3.5% p.a.	-	05/31/2009
Local Currency					
Bombril Overseas Inc. (*) (c)	94,156	94,156	-	-	-
Bombril Overseas Inc. (c)	1,669	1,669	-	-	-
Bombril Overseas Inc. (*)	32,719	32,719	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	06/30/2003
Bombril Overseas Inc. (e)	229,231	229,231	-	-	-
C & P Overseas Ltd. (*)	183,142	183,142	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	12/31/2003
Cirio Brasil S.A.	12,678	12,678	100% of CDI	Bombril Holding S.A.	06/30/2003
Brilmaq Empreendimentos Imobiliários S.A.	1,300	1,463	-	-	12/31/2003
Pronto S.A.	6,357	6,357	-	-	-
Tevere Empr. Constr. S.A.	2,387	737	100% of CDI + 2.2% per mouth	-	Indefinite
Sub-total	572,636	571,368			
Allowance for losses (d)	(195,820)	(228,539)			
Total	376,816	342,829			

(*) Amounts restated through June 30, 2003.

a.2. Liabilities

Business Corporations	09.30.07	06.30.07	Interest and restatement	Guarantee	Maturity
Foreign Currency					
Euro:					
Bombril Overseas Inc.	363,436	361,168	See note 11	Cirio Holding S.p.A.	Vide nota 11
Societá Sportiva Lázio	18,896	18,442	Euribor Quart.+ 3.2% p.a.	-	-
Local Currency					
Bombril Mercosul S.A.	46,340	46,849	-	Bombril Holding S.A.	06/30/2003
Agropecuária Cirio Ltda	149	145	100% of CDI	-	Indefinite
Total	428,821	426,604			
Current	-	115			
Non current	428,821	426,489			

b. Consolidated

b.1. Assets

Business corporations	09.30.07	06.30.07	Interest and restatement	Guarantee	Maturity
Foreign currency:					
Dollar					
C&P Cap.Invest.N.V.	272,836	285,788	10% p.a	-	03/31/2005
C & P Overseas Ltd	579,058	606,548	10.25% p.a.	-	06/30/2008
Local currency:					
Cragnotti & Partners Capital Investment Brasil S.A.(*) (c)	94,156	94,156	100% of CDI	-	06/30/2003
C & P Overseas Ltd(*)	183,142	183,142	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	12/31/2003
Cirio Brasil S.A.	12,678	12,678	100% of CDI	Bombril Holding S.A.	06/30/2003
Sub-total	1,141,870	1,182,312			
Provision for losses (d)	(1,141,870)	(1,182,312)			
Total	-	-			

(*) Amounts restated up to June 30, 2003.

b.2. Liabilities

Business corporations	09.30.07	06.30.07	Interest and restatement	Guarantee	Maturity
Foreign currency					
Euro:					
Societá Sportiva Lázio	18,896	18,442	Euribor quart.+ 3.2% p.a.	-	-
Local currency					
Agropecuária Cirio Ltda	149	145	100% of CDI	-	Indefinite
Cragnotti & Partners Capital Investment Brasil S.A.	21,996	21,380	100% of CDI	Bombril Holding S.A.	06/30/2003
Newco International Limited	208	208	12% p.a.	-	january to april, 2007
Total	41,249	40,175			
Current	-	-			
Non current	41,249	40,175			

c. Assignment of receivables from related parties

On March 19, 2007, the Company transferred to Bombril Overseas Inc., its wholly-owned indirectly controlled company, all receivables from Cragnotti & Partners Capital Investment S.A. and Cirio Del Monte N.V. and R$ 1,669 of receivables from Brilmaq Empreendimentos Imobiliários S.A., its wholly-owned directly controlled company.

d. Allowance for losses on receivables from related parties

Pursuant to the insolvency status confirmation of Cirio Finanziaria S.p.A. and its parent company, Cirio Holding S.p.A., the Management of Bombril S.A., pursuant to article 183, item I, Law No. 6.404/76, and the CVM Guidance Opinion No. 21, of December 27, 1990, decided to establish a provision on June 30, 2003, to cover the possible losses on the realization of credit rights that the Company has against the company declared insolvent.

Thus, the provisions were established for related parties that do not show evidences that they can settle their debts, such as Cragnotti & Partners Capital Investment N.V., C&P Overseas Ltd., Cragnotti & Partners Capital Investment Brasil S.A. and Cirio Brasil S.A.. For purposes of presentation, we have also included below the values of Bombril Overseas Inc., a wholly-owned controlled company.

The Company's Management seeks all legal means to recover the credits against related parties, in the amount of R$ 1,141,870.

The allowances for losses on receivables from related parties are shown below:

Business corporations	Bombril S.A.	Bombril Overseas Inc
C&P Overseas Ltd.	183,142	579,058
Cragnotti & Partners Capital Investment Brasil S.A.	-	94,156
C&P Capital Invest. NV	-	272,836
Cirio Brasil S.A.	12,678	-
Total	195,820	946,050

e. Transfer of receivables from and payables to related parties

(According to Significant Event Notice published on May 31, 2007 - amounts expressed in reais)

In consolidated financial statements of Bombril S.A. (Bombril Group), as of May 30, 2007, the following receivables and payables were recorded:

(i) receivables by the Italian company Cirio Holding S.p.A. and its controlled companies ("Cirio Group") amounting to (a) US$25,387 thousand (R$49,424 thousand), (b) 3,027 thousand (R$7,915 thousand), and (c) 75,806 thousand (R$198,229 thousand), from Bombril Overseas Inc. and amounting to (d) US$6,510 thousand (R$ 12,674 thousand) from Bombril S.A. (referred to as "Receivables against Bombril Group"); and

(ii) receivables by Bombril Group from Cirio del Monte N.V. amounting to 11,581 thousand (R$30,285 thousand).

The receivables by Bombril Group from Cirio Del Monte N.V. were initially owned by Bombril S.A. and were transferred upon remuneration to its controlled company Bombril Overseas Inc. on March 19, 2007, according to resolution approved by the Board of Directors of Bombril S.A.

The Company's management had access to documents that prove the balances of receivables and payables with the following companies of Cirio Group: Cirio Holding S.p.A, Cirio Finanziaria S.p.A., Cirio Finance Luxembourg S.A., Cirio Holding Luxembourg S.A., and Cirio Del Monte N.V.

Bombril S.A. and Bombril Overseas Inc. were notified by Cirio Group and by Newco International Ltd. that the totality of receivables from Bombril Group was transferred to Newco International Ltd., controlling shareholder of Bombril S.A. Newco International Ltd. has also sent to Bombril S.A. documents through which Cirio Group (Cirio Finanziaria S.p.A., Cirio Holding S.p.A., Cirio Finance Luxembourg S.A., including Cirio Holding Luxembourg S.A.) recognizes that the Eurobonds belong to Bombril Overseas Inc., and commits itself to agree with BNP Paribas Luxembourg on the necessary measures to transfer those bonds. Newco International Ltd. has also informed Bombril S.A. that those facts took place due to the agreement signed between Newco International Ltd. and Cirio

Finanziaria S.p.A., member of the Cirio Group, which deals with the payment of the receivables by Newco International Ltd. from the mentioned Italian company.

Bombril S.A. and Bombril Overseas Inc. have signed an agreement with the controlling shareholder Newco International Ltd., approved by the Board of Directors and with a favorable opinion from the Audit Committee, setting forth the conditions to settle the debts of the company and parent company with the controlling shareholder Newco International Ltd. Such agreement formalized the settlement of the Company's debts amounting to R$268 million, which breakdown as follows:

(i) cash payment amounting to US$14,750 thousand (R$28,715 thousand);

(ii) payment of 11,581 thousand (R$30,285 thousand) by Bombril Overseas Inc. with the assignment of receivables from Cirio Del Monte N.V.;

(iii) assumption by Bombril S.A. of the remaining debt held by Bombril Overseas Inc. to Newco International Ltd., corresponding to R$196,568 thousand, amount that along with the receivables by Newco International Ltd. from Bombril S.A., amounting to R$12,674 thousand, comprise the capital increase of R$209,242 thousand, next step of the agreement signed.

f. Confirmation of balances with related parties

The Company's management has not found enough and appropriated elements to confirm the balances of assets and liabilities accounts referring to transactions with the following related parties to the previous controlling shareholder: Cragnotti & Partners Capital Investment Brasil S.A., C & P Overseas Ltd. e C & P Cap. Invest. N.V. Such limitations were due to the facts that: (i) most part of the credits and debts to those parties refer to the indirectly controlled company Bombril Overseas Inc., whose accounting documentation is currently held by Italian authorities and, therefore, not available; and (ii) the negotiation mentioned in item (e) above, involved only the companies controlled by Cirio Holding S.p.A., and not the companies mentioned in this section.

8. INVESTMENTS

a. Investment values

	Parent company		Consolidated	
	09.30.07	06.30.07	09.30.07	06.30.07
Brilmaq Empreendimentos Imobiliários S.A.	118,343	116,482	-	-
Tevere Empreendimentos e Construções S.A.	11,495	12,805	-	-
Negative goodwill in controlled company				
Waddle Participações S.A.	-	-	(4,380)	(4,380)
Plots of land for investments	-	-	6,025	6,025
	129,838	129,287	1,645	1,645

On December 21, 2006 a private instrument of acquittal was signed between the parties, whereby 167,365,160 shares of Tevere Empreendimentos e Construções S.A. representative of 75.66% of its capital were transferred to Bombril S.A. Its assets were valued at R$ 20,096

b. Investment operation in the parent company

	Balance as of 06.30.2007	Equity in loss	Balance as of 09.30.2007
Brilmaq Empreendimentos Imobiliários S.A.	116,482	1,861	118,343
Tevere Empreendimentos e Construções S.A.	12,805	(1,310)	11,495
	129,287	551	129,838

c. Information regarding directly and indirectly controlled companies

	09.30.07					06.30.07		
	Capital stock	Interest in capital stock	Shareholders' equity (deficit)	Loss in the period	Equity in losses	Shareholders' equity (deficit)	Loss in the period	Equity in losses
Brilmaq Empreendimentos Imobiliários S.A	160,329	100%	118,343	(98,387)	(98,387)	116,482	(100,248)	(100,248)
Tevere Empreendimentos e Construções S.A	93,819	75.66%	15,193	(4,905)	(3,710)	16,926	(3,172)	(2,400)
Bombril Mercosul S.A	101,375	100%	141,710	(2,934)	-	142,771	(1,873)	-
Bombril Overseas Inc.	674,876	100%	(18,610)	(84,549)	-	(21,533)	(90,602)	-
Waddle Participações	5,160	75.66%	5,110	-	-	5,110	-	-
Pronto S.A	1	100%	(6,280)	(118)	-	(6,280)	(118)	-
	1,035,560	-	255,466	(190,893)	(102,097)	253,476	(196,013)	(102,648)

9. PROPERTY, PLANT AND EQUIPMENT

a. Parent company

	Annual depreciation rate (%)	Restated cost	Accumulated depreciation	09.30.2007 Net	06.30.2007 Net
Buildings	2 to 4	248	(51)	197	199
Facilities	10	6,776	(1,232)	5,544	5,697
Machinery and equipment	4 to 33	17,900	(8,475)	9,425	9,873
Furniture and fixtures	10	1,327	(580)	747	662
Vehicles	20	1,134	(96)	1,038	21
Data processing equipment	20	2,394	(1,331)	1,063	654
Software	20	2,290	(1,287)	1,003	1,104
Brands and patents	10	3,502	(742)	2,760	2,504
Construction in progress		9,678	-	9,678	9,129
Other assets	0 to 33	2,518	(154)	2,364	2,318
Total		47,767	(13,948)	33,819	32,161

b. Consolidated

	Annual depreciation rate (%)	Restated cost	Accumulated depreciation	09.30.07 Net	06.30.07 Net
Land	-	22,218	-	22,218	22,218
Buildings	2 a 6	72,250	(8,242)	64,008	63,272
Facilities	10	13,088	(5,877)	7,211	7,415
Machinery and equipment	4 a 33	104,516	(49,216)	55,300	56,256
Furniture and fixtures	10 a 20	6,470	(4,616)	1,854	1,849
Vehicles	10 a 20	2,538	(581)	1,957	530
Data processing equipment	20 a 50	6,531	(5,143)	1,388	1,032
Software	20 a 33	16,000	(14,919)	1,081	1,198
Brands and patents	10	3,852	(913)	2,939	2,692
Construction in progress	-	9,678	-	9,678	9,354
Other assets	0 a 33	2,691	(169)	2,522	2,476
Total		259,832	(89,676)	170,156	168,292

10. TRADE ACCOUNTS PAYABLE

	Parent company		Consolidated	
	09.30.07	06.30.07	09.30.07	06.30.07
Suppliers	43,646	42,370	43,929	42,469
Suppliers - renegotiation (a)	4,432	8,668	4,432	8,668
Total	48,078	51,038	48,361	51,137
Current	47,589	50,279	47,872	50,378
Non current	489	759	489	759

(a) In the fiscal year ended on December 31, 2003, the Company renegotiated with its suppliers the debt existing in that period to make monthly payments within up to 60 months incurring finance charges lower than market ones. That agreement has been regularly carried out.

11. LOANS

a. Composition

	Average annual charges %	Parent company		Consolidated	
		09.30.07	06.30.07	09.30.07	06.30.07
Foreign currency					
Dollar					
Loans to working capital	10.1	-	-	18,790	19,262
Euro					
"Guaranteed Note Program" (*)	8 to 9.25	23,524	24,333	23,524	24,333
Local currency					
Loans to working capital	18.3	6,035	11,074	6,035	11,074
Total		29,559	35,407	48,349	54,669
Current		12,236	17,236	22,853	23,657
Noncurrent		17,323	18,171	25,496	31,012

(*) Eurobonds

As the minutes of the meeting of the staff of officers of February 5, 1999, a program by the name of "Euro 200.000 guaranteed note program" was unanimously approved for the issue of notes overseas with indefinite term, with the Italy-based company, Cirio Holding S.p.A., acting as the guarantor, and Bozano Simonsen Limited as arranger and lead manager.

With a guaranteed and authorized total of € 200 million, two tranches of notes were issued. On February 18, 1999, the first tranche (Series 1) was issued in the amount of € 40 million, with interest rate of 8% per year and maturity on February 18, 2007. The second tranche (Series 2) was issued on May 27, 1999, in the amount of € 60 million, with rate of 9.25% per year and maturity on May 27, 2007.

From the total of two tranches of notes issued, approximately 94% of Series 1 and 91% of Series 2 belong to the controlled company Bombril Overseas Inc., whose process of custody transfer is under way. On March 3, 2005, by means of a court decision rendered in Luxembourg, it was determined to the custodian (BNP Paribás) the seizure of the notes on behalf of Bombril Overseas Inc. However, due to the court decision rendered within the criminal prosecution that involves those notes in progress in the Court of Rome, it was not yet possible the transfer of custody of those notes to Bombril Overseas Inc. Although the final transfer of ownership depends on the solution of those court suits held abroad, the companies from Cirio Group, Círio Finanziaria S.p.A., Cirio Holding S.p.A., Círio Finance Luxembourg S.A., including Círio Holding Luxembourg S.A., recognized the ownership of Bombril Overseas Inc. and agreed to adopt the necessary measures in order to transfer the ownership of those notes, according to the agreement signed by the Cirio Group and parent company Newco International Ltd. (note 7.e). The Company's management will study alternatives to settle that obligation with its parent company when the final transfer of ownership happens.

In March 2004, the Company presented to the investors of the Notes Series 1 the following renegotiation proposals:

- Extension of the principal amount payment, with the respective payment beginning in 2007 and ending in 2011, in eight half-yearly installments.

- Payment of interest in 12 half-yearly installments, from August 2005, with an additional 1% of interest described in the agreement, exclusively for the period between February 2004 and February 2005.

- The interest assessment ceases in February 2007, notwithstanding the extension of the settlement term of the principal value.

- Elimination of the put option clause.

The renegotiation proposal obtained approval of the investors of Notes Series 1 (€ 40 million), on March 30, 2004. In that series, the securities held by the controlled company, Bombril Overseas Inc., totalized € 37.5 million, and the remaining are in the market, in the amount of € 2.5 million.

In April 2004, the Company presented to the investors of the Notes Series 2 the renegotiation proposal, as described below:

- Extension of the principal amount payment, with the respective payment beginning in 2007 and ending in 2011, in eight half-yearly installments.

- Payment of interest in 13 half-yearly installments, from May 2005, with an additional 1% of interest described in the agreement, exclusively for the period between May 2004 and May 2005.

- The interest assessment ceases in May 2007, notwithstanding the extension of the settlement term of the principal amount.

The renegotiation proposal obtained approval of the investors of Notes Series 2 (€ 60 million), on April 27, 2004. In that series, the securities held by the controlled company, Bombril Overseas Inc. totalized € 54.7 million, and the remaining are in the market, in the amount of € 5.3 million.

b. Guarantees

The loans in local currency are guaranteed by future sales receivables, accounts receivable and pledge of products.

12. TAX LIABILITIES

a. Parent company

	Current		Noncurrent	
	09.30.07	06.30.07	09.30.07	06.30.07
PAEX	36,900	35,099	317,329	315,262
PAES - Special Tax Debt Installment Payment Program	1,956	1,934	13,853	14,181
PPI - Installment Payment Program	1,164	-	9,800	-
Installment Payments – Others	13,179	13,166	39,051	40,861
Taxes and charges payable	12,776	10,273	-	-
Total	65,975	60,472	380,033	370,304

b. Consolidated

	Current		Noncurrent	
	09.30.07	06.30.07	09.30.07	06.30.07
PAEX	36,947	35,261	317,748	316,807
PAES - Special Tax Debt Installment Payment Program	2,112	1,975	15,350	14,562
PPI - Tax Debt Installment Payment Program	1,164	-	9,800	-
Installment payments - Others	13,179	13,166	39,051	40,862
Taxes and charges payable	19,736	16,929	-	-
Total	73,138	67,331	381,949	372,231

The Company opted for the Special Tax Debt Installment Payment Program – PAES, established by the Federal Government under Law no. 10.684, of May 31, 2003, which aims to promote the regulation of tax and social security debts with maturities up to February 28, 2003. Formalization of the option occurred on July 31, 2003, when the Company filed the PAES Declaration.

On September 14, 2006, the Company required on a definitive basis its exclusion from the Special Payment in Installments of the Federal Revenue Service - SRF and formalized the option for the payment in 130 monthly installments under the Extraordinary Tax Debt Installment Payment Program – PAEX, pursuant to Executive Act No. 303 dated June 29, 2006. The migration from PAES to PAEX was necessary due to the several delays in the payments of federal taxes occurred between the periods of August 2004 and May 2006, which could make the Company be at any time excluded from PAES, under Article 7 of Law No. 10.684 of May 31, 2003. The exclusion would cause the anticipated maturity of the debt in the amount of R$ 310,676, plus the differential between the regulatory fine and the program's benefits. This migration generated an increase in the tax debt consolidated under PAEX by the amount of R$ 46,522.

At the same date, based on the Executive Act No. 303, dated June 29, 2006, the Company filed a request with the Federal Revenue Service to join the PAEX and pay taxes not collected in the period between August 2004 and December 2005 in 120 months. Additionally, the debts in arrears of the calendar year 2006 were divided in 60 installments with the Attorney General Office of the National Treasury - PGFN and the Federal Revenue Service - SRF, under the Joint Directive PGFN/ SRF No. 2, dated October 31, 2002 and the Regulatory Instruction No. 663, dated July 21, 2006, respectively.

Consequently to the Company' adhesion to PAEX of the Federal Revenue Service and to the regulated payment in installments under the Regulatory Instruction No. 663 of July 21, 2006, the balances of payment in installments as of September 30, 2007, to be paid in 130, 120 and 60 months from September 2006, are R$ 296,793, R$ 57,436 and R$ 44,819, respectively.

The Extraordinary Installment Payment in 130 months will incur interest corresponding to the monthly variation of Long Term Interest Rate and the Extraordinary Installment Payment in 120 months, as well as the installment payments in 60 months obtained with the Federal Revenue Service will incur interest corresponding to the monthly variation of the rate of the Central Bank Overnight Rate (SELIC).

The remaining balance of PAES of the Social Security Authority (INSS) on September 30, 2007 is R$ 15,809. The Company has been making the payments based on a 1/180 of the total debt or 1.5% of the gross revenue corresponding to the month immediately before the installment's maturity, whichever is higher, plus interest corresponding to the monthly variation of long term interest rate. The debts presented for the consolidation are being paid since July 2003. These debts installments, paid up to September 30, 2007, totalize R$ 7,372.

Notwithstanding the fact that PAES and PAEX amounts had not been approved by the date these financial statements were presented, the declared debt was accounted for and classified assuming the settlement terms set forth in the program, expecting for a suitable reconciliation and resolution for this matter.

The balances for social charges and tax installment payments as of September 30, 2007 include interest at 1% per month, incurred through the date and, for some cases SELIC.

The tax contributions and charges assessed and collected or to be collected by the Company, as well as the respective tax returns, the accounting, tax and corporate records are liable to examination by the tax authorities during the varied prescription terms, according to applicable legislation.

The Company formalized its option for the ICMS (State VAT) Tax Debt Installment Payment Program, implemented by the state government of São Paulo by means of Decree No. 51.960 of July 4, 2007.
This 120-month program will bear interest at 1% for the 1st installment and at the Selic (Central Bank Overnight Rate) for the following months. The 12-month program will bear interest at 1% per month through the French amortization system called "Tabela Price".

As a result of this adhesion to São Paulo state government's PPI, the balances of the tax debt installment payments as of September 30, 2007, to be paid in 120 months, 12 months, and in a lump sum starting October 2007, are R$10,888, R$67 and R$9, respectively.

13. TAX LOSSES TO OFFSET AND DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

a) Tax losses

Notwithstanding the provision of CVM Instruction No. 371/02, the Company did not recognize the deferred tax credit on temporary differences and income and social contribution tax losses. As of September 30, 2007, the income and social contribution tax losses, for which there are no expiration dates for utilization, totaled respectively R$ 318,517 and R$ 327,448.

b) Deferred income and social contribution taxes

The deferred income and social contribution taxes of the parent company are computed based on the loans and financing overseas and the taxation is reflected on a cash basis, as provided in Article 30 of Executive Act No. 2.158-35/2001.

	Parent company		Consolidated	
	09.30.07	06.30.07	09.30.07	06.30.07
Exchange losses	139,355	142,335	139,355	142,335
Offset 30%	(41,806)	(42,700)	(41,806)	(42,700)
Revaluation reserve	-	-	86,725	80,114
Tax basis	97,549	99,635	184,274	179,749
Deferred income and social contribution taxes	33,166	33,876	60,099	61,115

14. SUNDRY PROVISIONS

	Parent company		Consolidated	
	09.30.07	06.30.07	09.30.07	06.30.07
Advertising and marketing	9,632	11,978	9,632	11,978
Freight	4,566	5,237	4,566	5,237
Employees' profit sharing	536	536	536	536
Payroll	3,127	2,680	3,127	2,722
Allowance for receivable losses	2,042	2,112	2,042	2,112
Other	1,989	2,174	2,430	2,473
Total	21,892	24,717	22,333	25,058

15. CONTINGENCIES

In the ordinary course of conducting its business, the Company is involved in labor, civil, tax, and environmental actions. Management, relying on the legal counselors' opinion or that of other specialists given on the same date, when applicable, evaluates the possible outcome of ongoing lawsuits, and the need for setting up provisions for contingencies arising from them.

As of September 30, 2007, a provision of R$147,912 (parent company) and R$158,492 (consolidated) was recorded, which, according to management, supported by the Company's legal counselors' opinion dated December 31, 2006, is sufficient to cover probable losses on ongoing lawsuits.

	Parent company		Consolidated	
	09.30.07	06.30.07	09.30.07	06.30.07
Labor Contingencies	6,815	6,991	7,569	7,773
Tax Contingencies	125,275	123,651	132,306	130,697
Civil Contingencies	15,822	15,997	18,617	18,683
Total	147,912	146,639	158,492	157,153
Current	23,769	24,426	24,551	25,208
Non current	124,143	122,213	133,941	131,945

Labor Contingencies

As of September 30, 2007, the Company was involved in labor suits with different characteristics and in different stages of legal proceedings. Based on the opinions issued by the Company's legal advisors and on the expected favorable outcomes of judgments and negotiations that must be conducted, the provisioned amount of R$6,815, net of R$1,050 referring to escrow deposits, (R$6,991 as of June 30, 2007) is deemed sufficient by management to cover possible losses.

Civil Contingencies

As of September 30, 2007, the Company was a defendant in civil lawsuits with the most diverse characteristics and in several stages of legal proceedings. Based on the opinions issued by the Company's legal advisors and the expected success of some judgments and negotiations that shall occur, the provisioned amount of R$ 15,822, net of R$ 81 regarding escrow deposits and judicial blockades (R$ 15,997 as of June 30, 2007) is considered sufficient by Management to cover expected losses.

Tax Contingencies

The Company has been questioning in judicial and administrative courts the constitutionality of the nature, calculation base, rate changes and expansion of the calculation base of some taxes, charges and social contributions, with the intention of guaranteeing the non-payment or recovery of past payments. The Company obtained preliminary order not to collect or offset payments of taxes and charges and social contributions, in the amount of R$ 125,275, net of R$ 1,825 regarding escrow deposits (R$ 123,651 as of June 30, 2007), monetarily restated at the SELIC rate. The amounts of non-paid taxes, based on preliminary judicial orders, are provisioned and restated until a final order is obtained. The main ongoing process of tax nature is the following:

a. Federal VAT – IPI

The Company obtained a restraining order securing the IPI credit right for the acquisitions of raw material exempt from or subject to zero rate. The amount of those credits offset against portions falling due or overdue of the same tax, restated at SELIC up to September 30, 2007, is R$ 96,511 (R$ 95,170 as of June 30,2007).

Additionally, the Company is subject to lawsuits of tax, labor, civil and environmental nature in several phases of the process stage. Those lawsuits determine a maximum risk of R$ 3,951,178. The success likelihood in those lawsuits was considered by the legal advisors as possible and, based on that opinion, the Company decided not to set up provision for contingencies for those lawsuits.

The natures of the main lawsuits are the following:

- Securities Purchase and Sales

Tax assessment notice drawn up by the Brazilian Federal Revenue in 2003, 2004 2005 and 2006 in the amount of R$ 3,384,504, regarding the withholding income tax levied on sales and purchase of securities issued overseas (T-Bills, T-Bonds, Argentine Global Bonds etc.) made between the years 1998 and 2001.

As of June 24, 2007, the First Board of Tax Appeals judged the notices of infraction drawn up in 2003 and 2004. The first notice, in the restated amount of R$212,861, was kept, but the second, in the restated amount of R$1,253,207, was reduced in approximately 85.76%, a significant reduction in the total amount of those contingencies.

- Taxation over the Parent Company's Profits Overseas

The Company, on April 22, 2003, filed a writ of mandamus with a petition seeking a preliminary order. Such document judicially discusses the constitutionality of the Executive Act No. 2158-35/01 and Regulatory Instruction No. 213/02, which regulate the levy of Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL) on the profits of the controlled company, Bombril Overseas Inc., which profits were accrued under and covered by the regulation from the fiscal year 1996 to 2002. The estimated amount is R$ 168,568, if only the earnings accumulated until the fiscal

year 2002 are considered, and R$ 713,764, if the total equity in earnings is considered, which includes a portion of exchange gain.

- Quarterly information of June 30, 2007 - correction

  On page 41, note 15, the maximum risk amount stated was R$4,335,567, but it should read R$3,924,135.

16. SHAREHOLDERS' EQUITY

a. Authorized capital

The authorized capital is divided into 60,000 thousand shares, of which 20,000 thousand are common shares and 40,000 thousand are preferred shares.

b. Subscribed and paid-in capital

The Extraordinary General Meeting of April 25, 2005 approved the reverse split of common and preferred shares issued by the Company at the ratio of 1,000 shares to 1 share of the respective kind. The total of 40,754,001,774 registered shares, without par value, of which 15,395,299,000 were common shares and 25,358,702,774 were preferred shares, were converted into 40,754,002 registered shares, without par value, of which 15,395,299 were common shares and 25,358,703 were preferred shares.

c. Capital increase
(According to Significant Event Notices published on May 31 and July 16, 2007 - amounts expressed in reais).

The Board of Directors from Bombril S.A. approved the capital increase, within the authorized limit, from R$ 585,900 to R$795,142 thousand, with the increase amounting to R$ 209,242 thousand realized upon the issue of 4,604,701 common shares and 8,705,886 preferred shares of R$15.72 issue price per share. This value corresponds to the average closing price of the Company's preferred shares of the 90 trading floors previous to the resolution date, considered according to the financial volume negotiated on each of those trading floors. Issue price, which is the same for both common and preferred shares, was established in agreement with corporate law and considered by the management of Bombril S.A. as the actual and most suitable to the pricing of the Company's shares by Brazilian stock market.

Shares issued were fully subscribed and paid in by the capitalization of the receivables that parent company Newco held from Bombril S.A., which was fully settled with the operation. The remaining shareholders of Bombril S.A. had preemptive right on the shares issued due to the approved capital increase, according to the procedures set forth by article 171, § 2, Law No. 6404/1976.

The management of Bombril S.A. considers that the agreement and the capital increase disclosed to the market were highly advantageous to the Company's social interest and to other shareholders' interests, given that, among other positive outcomes, they resulted in:

(i) elimination of Bombril Group's payables in the amount of R$268,242 thousand;

(ii) increase in Bombril S.A.'s capital stock from R$585,900 thousand to R$795,142 thousand;

(iii) total receipt of receivables from Cirio Del Monte N.V. amounting to R$30,285 thousand, whose realization was considered remote, and that had a positive impact on the Company's results in 2007;

(iv) increase in shareholders' equity amounting to R$209,242 thousand.

As of September 30, 2007, capital stock totally subscribed and paid-in is divided into 54,064,589 shares, with 20,000,000 common shares and 34,064,589 preferred shares. Due to capital increase and the rules met regarding the preemptive right set forth in article 171, §2, of Law 6404/76, Newco International Ltd. now holds 20,237,271 shares issued by the Company, representing 37.4317% of capital stock, and comprising 13,072,115 common shares (65.3606% of the total of common shares), and 7,165,156 preferred shares (21.0340% of the total of preferred shares).

Preferred shares are nonvoting but will be given preference in receiving minimal dividends and guaranteed a 10% higher dividend in comparison to common shares. For other types of shares, a minimal dividend of 25% of net income is assured, adjusted according to legislation in effect.

d. American Depositary Receipts Program

On June 6, 1994, the level 1 "American Depositary Receipts" (ADR) program was initiated, approved by the Securities Exchange Commission (SEC) of the United States of America, the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Central Bank. That program confers upon holders of preferred shares of Bombril S.A. the right to deposit their shares under custody in Banco Itaú S.A., in São Paulo, and to receive American Depositary Receipts (ADR) in New York.

As of September 30, 2007, there were 237,489 preferred shares deposited at The Bank of New York, equivalent to 237,489 ADR's (American Deposit Receipts) and representing 0.44% of total capital.

e. Revaluation surplus

As of September 30, 2007 and June 30, 2007, the Company recorded reflex Revaluation surplus of the controlled company Bombril Mercosul S.A., net of taxes, in the amounts of R$ 54,245 and R$ 54,841 , respectively.

17. FINANCIAL EXPENSES

	Parent company		Consolidated	
	09.30.07	09.30.06	09.30.07	09.30.06
Interest on loans	7,727	22,970	8,128	32,524
Interest on eurobonds	5,966	17,380	1,285	974
Interest on loan agreements	1,568	727	9,301	11,942
Interest on taxes installments and overdue taxes	33,567	34,981	34,200	25,511
Bank charges	2,891	5,280	2,943	5,403
Total	51,719	81,338	55,857	76,354

18. EXTRAORDINARY ITEMS – NON-OPERATING

	Parent company		Consolidated	
	09.30.07	09.30.06	09.30.07	09.30.06
Reversal of provision for losses on accounts receivable from Cirio Del Monte N.V.	32,661	-	32,661	-
Reversal of provision for losses on accounts receivable from Cragnotti & Partners Capital Investment Brasil S.A.(a)	94,156	-	-	-
Provision for losses on accounts receivable from Bombril Overseas Inc.	32,719	-	32,719	-
Provision for losses on accounts receivable from Cirio Brasil S.A.	-	(10,378)	-	(10,378)
Provision for losses on accounts receivable from Bombril Holding S.A.	-	(132,724)	-	(132,724)
Total	159,536	(143,102)	65,380	(143,102)

(a) refers to the reversal of the allowance for losses on accounts receivable from Cragnotti & Partners Capital Investment Brasil S.A. transferred to Bombril Overseas Inc. in the previous quarter and therefore eliminated in consolidation.

19. EXTRAORDINARY ITEMS – OPERATING

	Parent Company		Consolidated	
	09.30.07	09.30.06	09.30.07	09.30.06
Restatement by SELIC of taxes transferred from PAES to PAEX	-	(46,522)	-	(46,522)
Lawsuits included in PAEX	-	(16,010)	-	(16,010)
Additional charges referring to installments - IN no. 663 of July 21, 2006	-	(5,667)	-	(5,667)
Tax credits - Pis, Cofins and Income tax	-	11,745	-	11,745
Total	-	(56,454)	-	(56,454)

20. INSURANCE

As of September 30, 2007, the Company had insurance coverage for its assets against fire and sundry risks in amounts deemed sufficient by the Company's management to cover possible losses.

21. RESPONSIBILITIES AND LIABILITIES

As guarantees for current legal processes, supply contracts, commercial lease and related-parties obligations, the Company offered mortgages (first and junior), collaterals, lien, pledges and sureties amounting to R$339,579.

22. FINANCIAL INSTRUMENTS

As of September 30, 2007, the Company had the following financial instruments:

1. Cash equivalents, financial investments, accounts receivable and loans:

   The carrying values approximate their realizable values.

2. Investments:

   Consist mainly of controlled and associated companies, accounted for under the equity method, which have strategic interest for the Company's operations. Market value considerations are not applicable.

As of September 30, 2007, the Company did not hold derivative financial instruments.

23. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

	Parent company		Consolidated	
	09.30.07	09.30.06	09.30.07	09.30.06
Net income	104,724	(210,652)	104,724	(210,652)
Income and social contribution taxes	10,421	310	9,495	(677)
Equity in earnings	102,097	(2,406)	-	-
Financial income, net	15,400	76,470	19,271	67,828
Depreciation and amortization	3,514	3,502	8,026	7,219
Extraordinary items - operating (tax interests)	-	52,189	-	52,189
Non operating loss, net	(160,140)	143,096	(65,701)	143,539
TOTAL	76,016	62,509	75,815	59,446
Net sales	457,349	472,052	457,360	473,998
EBITDA on net sales and/or revenues (%)	16.6%	13.2%	16.6%	12.5%

23. STATEMENTS OF CASH FLOW

The statements of cash flow have been prepared using the indirect method based on accounting information, in accordance with instructions set forth in NPC 20 issued by IBRACON - "Brazilian Institute of Independent Auditors", considering the main transactions that had an influence on cash and cash equivalents.

	Parent company		Consolidated	
	09.30.07	09.30.06	09.30.07	09.30.06
OPERATING ACTIVITIES:				
Net income for the period	104,724	(210,652)	104,724	(210,652)
Depreciation and amortization	3,514	3,502	8,026	7,219
Allowance for doubtful accounts	1,134	(922)	1,219	(922)
Deferred income taxes	7,178	310	6,234	(677)
Current income taxes	3,243	-	3,261	-
Equity	102,097	(2,406)	-	-
Net book value of permanent asset disposals	1,061	579	1,915	1,238
Extraordinary items	(159,536)	199,556	(65,380)	199,556
Others	-	-	-	174
CHANGES IN ASSETS AND LIABILITIES:				
Accounts receivable	6,817	(37,224)	6,894	(35,992)
Inventories	(2,748)	942	11,824	1,672
Prepaid expenses	803	23,181	804	26,608
Recoverable taxes	(2,252)	(6,082)	(2,243)	(7,161)
Other accounts receivable	(9,177)	(7,224)	(8,205)	(7,139)
Goods to sale	-	-	-	1,249
Trade accounts payable	(7,938)	(21,022)	(7,809)	(21,422)
Salaries and chardes payable	3,252	2,287	3,280	2,193
Tax liabilities	19,828	60,688	20,686	61,930
Controlled and related companies	(244,068)	17,106	(257,542)	6,158
Sundry provisions	(5,197)	(3,091)	(5,077)	(3,074)
Contingences	4,848	10,597	5,331	9,419
Minority interest	-	-	(1,194)	-
Other accounts payable	7,644	6,327	(9,365)	6,296
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(164,773)	36,452	(182,617)	36,673
INVESTING ACTIVITIES:				
Securities	(14,419)	(1)	(14,419)	(1)
Additions to fixed assets	(7,795)	(3,640)	(8,732)	(3,729)
Additions to deferred charges	-	(48)	-	(48)
NET CASH USED IN INVESTING ACTIVITIES	(22,214)	(3,689)	(23,151)	(3,778)
FINANCING ACTIVITIES:				
Capital increase	209,242	-	209,242	-
Loans and financing	(24,989)	(30,422)	(6,199)	(31,078)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	184,253	(30,422)	203,043	(31,078)
DECREASE IN CASH AND CASH EQUIVALENTS	(2,734)	2,341	(2,725)	1,817
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	12,345	13,891	12,384	14,430
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	9,611	16,232	9,659	16,247

* * *

COMMENTS ON THE FINANCIAL STATEMENTS – PARENT COMPANY
(Amounts in thousands of Brazilian reais, unless otherwise indicated)

Financial statements for the quarter ended September 30, 2007 had the following issues:

- Sales volume in tonnes was 17% higher in comparison to the same period of previous year. That shows a market growth, reported in some sectors, as well as a more varied composition of portfolio items;

- Gross sales and/or revenues were 10% below in comparison to the same period of previous year (R$215,026 against R$239,292), reflex of the market in the period and of the business strategies adopted.

- Gross income (net sales minus cost of goods sold) represented 51% of net sales in the quarter, in comparison to 60% reported in the same period of previous year. That shows a different and wider portfolio of products between both periods analyzed.

- Sales and administrative expenses remained on the same level compared to the same period of previous year (R$64,334 against R$63,826). We emphasize the heavy investments in advertising and promotion, and the better control and direction of other accounts, which allowed the Company to maintain the same level of expenses, even with the growth in Company's business.

- Financial expenses had a reduction of 8% in comparison with the same period of previous year (R$16,718 against R$18,222). That confirms a better operating performance of the Company, besides the exchange effects of the variation of Brazilian Real in relation to Euro throughout the quarter, which affected the liability "*Euro Guaranteed Note Program*" (Note 11).

- Equity in losses of controlled companies in the quarter was R$ 551, in comparison with R$ 1,147 in the same period of previous year, an amount little relevant in both periods, given the numbers presented, and which represent the few changes in controlled companies' results.

- Operating loss in the quarter amounted to R$2,900, and net income to R$ 30,059. In the same period of previous year, those results were both negative and amounted to R$30,631 and R$31,003, respectively. The quarterly net income was affected by the extraordinary item mentioned on the next topic;

- Included in "Extraordinary items - non-operating" (Note 18) is the reversal of a provision amounting to R$32,719, referring to receivables that the Parent Company holds against the indirect controlled company Bombril Overseas Inc., whose financial position was regularized in the second quarter of this year, allowing the reversal of that provision (Notes 7-a1, 7-e, and 18).

- EBITDA (earnings before income tax, depreciation and amortization) in the nine-month period was R$ 76,016 (Note 23), representing 16.6% on Net sales and/or revenues of the period. In the same period of previous year, EBITDA was R$62,509, what represented 13.2% on Net sales and/or revenues. These numbers confirm the gradual improvement in Company's financial situation.

Balance sheets, comparing the final position of this quarter (September 30, 2007) with the final position of the previous quarter (June 30, 2007), had the following issues:

1. The account "Accounts receivable" at the end of the quarter amounted to R$106,662, reflecting sales in September 2007. It is worth noting that since the last quarter of 2006, the Company no longer operates with discounts on notes, another sign of the Company's financial rehabilitation and generation of cash from operations, facts that support the Company's new position.

2. The account "Inventories" was reduced by 15%, amounting to R$ 15,360 which is considered as a positive level, reflecting the new products policy.

3. The accounts of Related Parties (receivables and payables) in parent company Bombril S.A. did not have any significant changes in the quarter, except for the reversion of the R$32,719 provision, referring to the receivables that the Parent Company holds against the indirect controlled company Bombril Overseas Inc, as mentioned above under Extraordinary Items", and which resulted in a net positive effect in the accounts (note 7-a).

4. Permanent Assets increased in the quarter from R$ 162,142 to R$164,306, as seen mainly in "Property, plant and equipment", reflecting the resume of investments, mainly industrial, in the updating of equipment, improvement in industrial processes" and expansion of production lines.

5. Current Liabilities was reduced from R$189 million in June 2007 to R$185 million by the end of September 30, 2007, mainly due to the reduction in Investments from R$ 17 million to R$ 12 million, or 29%, showing the financial rehabilitation implemented.

6. Noncurrent Liabilities increased from R$ 1,002 million to R$ 1,017 million in this quarter, mainly due to the adhesion of the Company to PPI, implemented by São Paulo's state government, which allowed the extension of maturity of tax liabilities in more favorable conditions to the Company.

7. Shareholders' equity of the Company, which was negative by R$506 million by the end of the second quarter of 2007, finishes this quarter negative by R$476 million, as the result of all actions and strategies adopted by the Company, and mainly by the issue mentioned in "extraordinary item".

COMMENTS ON THE CONSOLIDATED FINANCIAL STATEMENTS - CONSOLIDATED (Amounts in thousands of Brazilian reais, unless otherwise indicated)

The financial statements for the year ended September 30, 2007 had the following highlights:

- The sales volume in tonnes was 17% higher compared with the same period of the previous year, therefore indicating a growth in the market for some types of products and a wider range of portfolio items;

- Gross sales and/or revenues were 10% lower in comparison to the same period of previous year (R$215,085 against R$239,292), reflex of the market in the period and of the business strategies adopted;

- Gross income (net sales minus cost of goods sold) accounted for 51% of net sales for the quarter ended September 30, 2007 against 60% reported in the same period of the previous year, expressing a different relation of products between the two periods analyzed;

- Sales and administrative expenses increased in 3% compared to the same period of previous year (R$66,407 against R$64,664). This reduction was mainly reported in investments in advertising and promotion, as well as in third-party services, mainly due to the new direction and control introduced into the Company's business.

- Financial expenses had a reduction of 12% in comparison with the same period of previous year (R$15,017 against R$17,112). That confirms a better operating performance of the Company, besides the exchange effects of the variation of Brazilian Real in relation to Euro throughout the quarter;

- Operating income in the quarter amounted to negative R$3,376, and net income to positive R$ 30,059. In the same period of previous year, those results were both negative and amounted to R$31,109 and R$31,019, respectively. The net income was affected by the "extraordinary item" mentioned below;

- Included in "Extraordinary items - non-operating" (Note 18) is the reversal of a provision amounting to R$32,719, referring to receivables that the Parent Company holds against the indirect controlled company Bombril Overseas Inc., whose financial position was regularized in the second quarter of this year, allowing the reversal of that provision (Notes 7-a1, 7-e, and 18).

Consolidated balance sheets, comparing the final position of this quarter (September 30, 2007) with the final position of the previous quarter (June 30, 2007), had the following highlights:

1. The account "Accounts receivable" at the end of the quarter amounted to R$107,310, reflecting sales in September 2007. It is worth noting that since the last quarter of 2006, the Company no longer operates with discounts on notes, another sign of the Company's financial rehabilitation and generation of cash from operations, facts that support the Company's new position.

2. The account "Inventories" was 4% lower in the quarter, amounting to R$ 69,897. This result can be considered positive, given the moment of diversification and launching of new products that the Company has been through.

3. The accounts of Related Parties (receivables and payables) in consolidated financial statements of Bombril S.A. had not a significant variation. The amount increased from R$40,175 to R$ 41,249 in this quarter (Note 7-b);

4. Permanent Assets increased in the quarter from R$ 171,152 to R$172,711, as seen mainly in Property, plant and equipment, reflecting the resume of investments, mainly industrial, in the updating of equipment, improvement in industrial processes" and expansion of production lines.

5. Current Liabilities remained R$ 209 million in September, 2007, with a reduction in Trade Accounts Payable and Provisions, but with an increase in the account Taxes, maintaining practically the same balance of June 2007.

6. Noncurrent Liabilities increased from R$ 669 million to R$ 677 million in this quarter, mainly due to the adhesion of the Company to PPI, implemented by São Paulo's state government, which allowed the extension of maturity of tax liabilities in more favorable conditions to the Company.

7. Shareholders' equity of the Company, which was negative by R$474 million by the end of the second quarter of 2007, finishes this quarter negative by R$477 million, as the result of all actions and strategies adopted by the Company.

01.01 - Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	Bombril SA	50.564.053/0001-03

09.01 – Interest in Controlled and/or Associated Companies

1. Item	2. Corporate Name of the Controlled/ Associated Company	3. CNPJ	4. Classification	5. % Interest in the capital of the invested company	6. % net equity of the investor
01	Brilmaq Empreend Imobiliários S.A.	57.174.385/0001-20	Closed Controlled Company	100.00	100.00

7. Company Type	8. Number of shares held in the current quarter (thousand)	9. Number of shares held in the previous quarter (thousand)
Commercial, Industry and Other Company	160,329	160,329

1. Item	2. Corporate Name of the Controlled/ Associated Company	3. CNPJ	4. Classification	5. % Interest in the capital of the invested	6. % net equity of the investor
01	Tevere Empreendimentos e Construções S.A.	57.970.592/0001-91	Closed Controlled Company	75.66	75.66

7. Company Type	8. Number of shares held in the current quarter (thousand)	9. Number of shares held in the previous quarter (thousand)
Commercial, Industry and Other Company	167,365	167,365

17.01 – Special Review Report – qualified

To the Shareholders and Management of

Bombril S.A.

São Paulo – SP

1. We have performed a special review of the accompanying Quarterly Information (ITR), individual (Company) and consolidated, of Bombril S.A. as of September 30, 2007 comprising the balance sheets, the related income statements, management report and relevant information, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to issue a report, without expressing an opinion on such quarterly information.

2. Except for the matters mentioned in paragraphs 3, 4 and 5, our review was performed in accordance with specific standards established by IBRACON (Brazilian Institute of Independent Auditors) together with the Federal Accounting Council, which consisted principally of: (a) inquiry of and discussion with the managers responsible for the accounting, financial and operating areas as to the main criteria adopted in preparing the Quarterly Information and b) review of the information and subsequent events that have or may have material effects on the financial situation and operations of the Company and its controlled companies.

3. The accounting records of controlled company Bombril Overseas Inc. for the years and periods started January 1, 2002, were restored by the management of the controlled company and our review was performed based on copies of documents, contracts, control spreadsheets, and etc., filed by the controlling company Bombril S.A. The original documents of Bombril Overseas Inc. were seized and are held in custody by Italian authorities. Therefore, they are not available, limiting the application of audit procedures considered necessary. The seizure events are not under the control of the Company's management.

4. We had no answer as for the confirmation requests of the balances and operations of the following companies: C&P Overseas Ltd., Societá Sportiva Lazio, Cirio Brasil S.A., Agropecuária Cirio Ltda., C&P Capital Investment N.V., Cragnotti & Partners Capital Investment Brasil S.A., part of the business group of the former controlling shareholder (now in final judgment). Had we received those confirmations of balances and operations, that information might reflect supplemental adjustments in the financial statements disclosed. Therefore, no adjustment in the balances with related parties was made to the individual and consolidated financial statements.

5. Controlled company Bombril Overseas Inc. filed a precautionary action and seizure, at the Court of Luxembourg, of the Eurobonds originally issued by parent company Bombril S.A., amounting to €92,160 thousand, which are held in custody by the company Cirio Holding Luxembourg S.A. On December 31, 2006 we got a confirmation from the Company's legal advisors, but with no assessment on the probability of a favorable outcome regarding the transfer of custody of those bonds to Bombril Overseas Inc. Had we received an assessment from the Company's legal advisors, that information might reflect supplemental adjustments in the financial statements disclosed. Therefore, no adjustment was made to the individual and consolidated financial statements. As mentioned in note 11, Bombril S.A.'s parent company, Newco International Ltd., and the companies Cirio Finanziaria S.p.A., Cirio Holding S.p.A., Cirio Finance Luxembourg S.A. and Cirio Holding Luxembourg S.A., signed a cooperation agreement with the purpose of exerting their best efforts to transfer the custody of those bonds to Bombril Overseas Inc.

6. Based on our special review, except for the possible effects of the auditing procedures not performed on the original accounting records mentioned in paragraph 3, and the possible effects of the limitations mentioned in paragraphs 4 and 5, we are not aware of any material modifications that should be made to the Quarterly Information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of Quarterly Information.

7. Our special review had the purpose of issuing an opinion on the Quarterly Information referred to in paragraph 1. The statements of cash flow, which are presented along with the Quarterly Information to offer supplementary information about the Company, are not required as an integral part of the Quarterly Information, prepared according to Brazilian accounting practices. The statements of cash flow (individual and consolidated) were subject to the same special review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made to this supplemental Quarterly Information for it to be in conformity, in all material aspects, with the Quarterly Information for the nine-month periods ended September 30, 2007 and 2006, taken as a whole.

8. As of September 30, 2007, the Company had current liabilities in excess of current assets amounting to R$9,165 thousand. Shareholders' deficit amounts to R$476,583 thousand. The Company's financial and economic balance depends on the continuity and success of the management's actions mentioned in Note 1. Financial statements as of September 30, 2007 do not include any adjustments related to the realization and classification of asset amounts, or the amounts and classification of liabilities that would be required if the Company were unable to continue as a going concern.

9. As described in note 12, as of September 30, 2007, although the amounts included in the Request for Tax Debt Refinancing Program (PAES) and for the Extraordinary Tax Debt Installment Payment (PAEX) are being approved by competent authorities, the debts were recorded and classified in accordance with the conditions established by the programs. Therefore, the total obligations will only be confirmed when competent authorities finish their analyses of the declared debts. The management does not expect material adjustments arising from that process.

10. As mentioned in Note 15, the Company has proceedings at legal and administrative levels, mainly of tax nature, at different stages, amounting to R$3,951,178 thousand. Based on the opinions issued by the Company's legal advisors, who consider the chance of favorable outcome possible, the Company's management decided not to set up a provision for contingencies.

11. As mentioned in Note 7, the Company has a net balance receivable from controlled company Bombril Overseas Inc. amounting to R$366,772 thousand. The realization of those receivables will depend on the effective transfer of custody of the Eurobonds to the controlled company Bombril Overseas Inc. as mentioned above in paragraph 5.

12. Individual and consolidated balance sheets as of September 30, 2007, presented for comparative purposes, was reviewed by us, and the special review report dated July 11, 2007 was qualified and had emphasis-of-a-matter paragraphs similar to the issues mentioned in paragraphs 3, 4, 5, 8, 9, 10 and 11 above. Individual income statements referring to the quarter and nine-month period ended September 30, 2006, presented for comparative purposes, were reviewed by us, and the special review report dated October 19, 2006 was qualified and had emphasis-of-a-matter paragraphs similar to the issues mentioned in paragraphs 3, 4, 5, 8, 9, and 10 above, and an emphasis-of-a-matter paragraph on the uncertain realization of receivables from the former parent company Bombril Holding S.A. We also performed a special review on the consolidated income statements, referring to the quarter and nine-month period ended September 30, 2006, presented for comparative purposes.

São Paulo, October 17, 2007.

Daniel G. Maranhão Jr.

Engagement Partner

BDO Trevisan Auditores Independentes

FEDERAL PUBLIC SERVICE

CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

ITR – QUARTERLY INFORMATION   BASE DATE: 09/30/2007   *Corporate Legislation*

COMMERCIAL, INDUSTRIAL AND OTHER COMPANY

01.01 - Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	**Bombril SA**	**50.564.053/0001-03**

TABLE OF CONTENTS

03	01	Income Statements	
04	01	Explanatory Notes	
05	01	Comments Regarding the Company's Performance in the Quarter	
09	01	Interest in Controlled and Associated Companies	
17	01	Special Review Report	
		Brilmaq Empreend. Imobiliários S.A. Tevere Empreendimentos e Construções S.A.	

* * *

FEDERAL PUBLIC SERVICE

CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

ITR – QUARTERLY INFORMATION BASE DATE: 06/30/2007 Corporate Legislation

COMMERCIAL, INDUSTRIAL AND OTHER COMPANY

The CVM registration does not imply any appreciation over the company, being its managers responsible for the accuracy of the rendered information.

01.01 – Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	**Bombril SA**	**50.564.053/0001-03**

4. NIRE (Company's Registration Number)
35300099711

01.02 – Headquarters

1. Complete Address	2. District or region
Marginal da Via Anchieta S/N Km 14	Rudge Ramos

3. CEP [Zip Code]	4. Municipality	5. State
09696-000	São Bern Campo	SP (State of São Paulo)

6. Area code	7. Phone	8. Phone	9. Phone	10. Telex
011	4366-1001	4366-1001	4366-1001	
11. Area code	12. Fax	13. Fax	14. Fax	
011	4368-7371			

15. E-mail
acionista@bombril.com.br

01.03. – Investor Relations' Officer (Mailing Address with the Company)

1. Name				
Gustavo Hassum Ramos				
2. Complete Address Marginal da Via Anchieta S/N Km 14			3. District or region Rudge Ramos	
4. CEP [Zip Code] 09696-000	5. Municipality São Bern Campo		6. State SP (State of São Paulo)	
7. Area code 011	8. Phone 4366-1001	9. Phone 4366-1001	10. Phone 4366-1001	11. Telex 7371
12. Area code 011	13. Fax 4368-7371	14. Fax 4368-7371	15. Fax	
15. E-mail acionista@bombril.com.br				

01.04. – Reference/ Auditor

Business Year		Current Quarter			Previous Quarter		
1. Beginning	2. Ending	3. Number	4. Beginning	5. Ending	6. Number	7. Beginning	8. Ending
01/01/2007	12/31/2007	1	04/01/2007	06/30/2007	4	01/01/2007	03/31/2006
9. Name/ Corporate name of the auditor BDO Trevisan Auditores Independentes					10. CVM Code 00210-0		
11. Name of the accountant in charge Daniel G. Maranhão Jr.					12. Brazilian Registry of Individuals (CPF/MF) of the accountant in charge 070.982.868-45		

01.05. – Capital stock composition

Shares Number (Thousand)	1- Current Quarter 06/30/2007	2 – Previous Quarter 03/31/2007	3 – Equal Quarter Ex. Previous 06/30/2006
Paid-in Capital			
1. Common	20,000	15,395	15,395
2. Preferred	34,065	25,359	25,359
3. Total	54,065	40,754	40,754
Treasury			
4. Common	0	0	0
5. Preferred	0	0	0
6. Total	0	0	0

01.06. – Company's Features

1 – Company's Type Commercial, Industrial and Other Company
2 – Status Type Operating
3 – Control nature National Private
4 – Business Code 1080 – Pharmaceutical and Hygiene
5 – Main Business Industry and Commerce of Hygiene and Cleaning Products
6 – Consolidated Type Not presented

7 – Auditors' Report Type
With qualification

01.07. - Company not included in the consolidated financial statements

1. Item	2. Brazilian Registry of Legal Entities (CNPJ/MF)	3. Corporate Name

01.08. – Monetary revenues deliberated and/ or paid during and after the quarter

1. Item	2. Event	3. Approval	4. Revenue	5. Payment Beginning	6. Share type	7. Value of the revenue per share

01.09 – Capital stock subscribed and changes in the current fiscal year

1. Item	2. Alteration Date	3. Value of the capital stock (Thousand Brazilian Reais)	4. Alteration Value (Thousand Brazilian Reais)	5. Alteration Source	7. Quantity of issued shares (Thousand)	8. Price of share when issued (Brazilian Reais)
	05/31/2007	795,142	209,242		13,311	15.72

01.10. – Investors Relations' Officer

1. Date	2. Signature
11/14/2006	

FEDERAL PUBLIC SERVICE

CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

ITR – QUARTERLY INFORMATION BASE DATE: 06/30/2007 Corporate Legislation

COMMERCIAL, INDUSTRIAL AND OTHER COMPANY

01.03 – Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	**Bombril SA**	**50.564.053/0001-03**

PARENT COMPANY

02.01. – Assets Balance Sheet (Thousand Brazilian Reais)

1. CODE	2. DESCRIPTION	3. 06/30/2007	4. 03/31/2007
1.	Total Assets	685,152	440,904
1.01	Current Assets	171,127	145, 348
1.01.01	Cash and cash equivalents	8,252	9,248
1.01.01.01	Cash and Banks	8,252	9,248
1.01.01.02	Banks Escrow Account	0	0
1.01.01.03	Financial Investments	0	0
1.01.02	Receivables	143,655	119,201
1.01.02.01	Accounts Receivable	99,474	98,230
1.01.02.01.01	Trade bills receivable	102,289	100,941
1.01.02.01.02	(-) Discounted Trade Bills	0	0
1.01.02.01.03	(-) Allowance for doubtful accounts	(2,815)	(2,711)
1.01.02.01.04	Intercompany accounts receivable	0	0
1.01.02.02	Sundry receivables	44,181	20,971
1.01.02.02.01	Securities	37,428	16,117
1.01.02.02.02	Recoverable Taxes	3,923	2,068

1.01.02.02.03	Other Accounts Receivable	2,830	2,786
1.01.03	Inventories	18,115	14,954
1.01.04	Other	1,105	1,945
1.01.04.01	Prepaid expenses	1,105	1,945
1.02	Noncurrent assets	514,025	295,556
1.02.01	Long-term assets	351,883	34,152
1.02.01.01	Sundry receivables	9,054	8,840
1.02.01.02	Receivables from related parties	342,829	25,312
1.02.01.02.01	Associated Companies	0	0
1.02.01.02.02	Controlled Companies	342,829	25,312
1.02.01.02.03	Other related parties		0
1.02.01.03	Other		0
1.02.02	Permanent Assets	162,142	261,404
1.02.02.01	Investments	129,287	229,238
1.02.02.01.01	Interest in Associated Companies	0	0
1.02.02.01.03	Interest in Controlled Companies	129,287	229,238
1.02.02.02	Fixed Assets	32,161	31,426
1.02.02.04	Deferred charges	694	740

02.02. – Liabilities Balance Sheet (Thousand Brazilian Reais)

1. Code	2. Description	3. 06/30/2007	4. 03/31/2007
2.	Total Liabilities	685,152	440,904
2.01	Current Liabilities	189,177	201,073
2.01.01	Loans and financing	17,236	25,272
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	50,279	47,933
2.01.04	Taxes, Fees and Contributions	60,472	58,687

2.01.04.01	Tax liabilities	60,472	58,687
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	115	13,212
2.01.07.01	Controlled and Related Companies	115	13,212
2.01.08	Other	61,075	55,969
2.01.08.01	Salaries and Charges Payable	10,299	8,109
2.01.08.02	Sundry Provisions	24,717	20,915
2.01.08.03	Other Accounts Payable	1,633	1,814
2.01.08.04	Contingencies	24,426	25,131
2.02	Noncurrent Liabilities	1,002,618	1,011,473
2.02.01	Long-term Liabilities	1,002,618	1,011,473
2.02.01.01	Loans and financing	18,171	21,206
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Payables to related parties	426,489	443,832
2.02.01.04.01	Controlled and Related Companies	426,489	443,832
2.02.01.06	Other	557,958	546,435
2.02.01.06.01	Tax Liabilities	370,304	367,150
2.02.01.06.02	Trade accounts payable	759	1,030
2.02.01.06.03	Other Accounts Payable	30,806	28,892
2.02.01.06.04	Contingencies	122,213	120,353
2.02.01.06.05	Provision for deferred income and social contribution taxes	33,876	29,010
2.02.02	Deferred income	0	0
2.04	Shareholder's Equity	(506,643)	(771,642)
2.04.01	Paid-in Capital Stock	795,142	585,900
2.04.02	Capital Reserves	28,627	28,627
2.04.03	Revaluation Reserves	54,841	55,464

2.04.03.01	Own Assets	0	0
2.04.03.02	Controlled/ Associated Companies	54,841	55,464
2.04.04	Profit Reserves	0	0
2.04.04.01	Legal reserve	0	0
2.04.04.02	Statutory reserve	0	0
2.04.04.03	Reserve for Contingencies	0	0
2.04.04.04	Unrealized profit reserve	0	0
2.04.04.05	Accumulated income	0	0
2.04.04.06	Special reserve for Non Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained earnings/ Accumulated deficit	(1,385,253)	(1,441,633)

03.01. – Income Statements (Thousand Brazilian Reais)

1. Code	2. Description	3. 04/01/2007 to 06/30/2007	4. 01/01/2007 to 06/30/2007	5. 04/01/2006 to 06/30/2006	6. 01/01/2006 to 06/30/2006
3.01	Gross Sales and/or Revenues	225,962	413,415	205,388	401,419
3.02	Deductions	(61,307)	(113,893)	(54,938)	(107,431)
3.03	Net Sales and/ or Revenues	164,655	299,522	150,450	293,988
3.04	Cost of goods sold and/or services rendered	(79,860)	(145,069)	(65,536)	(129,390)
3.05	Gross Income	84,795	154,453	84,914	164,598
3.06	Operating Expenses	(148,814)	(196,557)	(127,429)	(201,215)
3.06.01	Sales	(50,986)	(87,312)	(62,578)	(114,932)
3.06.01.01	Personnel	(6,900)	(13,282)	(6,619)	(13,413)
3.06.01.02	Advertising	(14,489)	(20,179)	(15,620)	(29,986)
3.06.01.03	Sales Promotions	(13,860)	(24,679)	(25,109)	(40,926)
3.06.01.04	Freight	(11,666)	(21,118)	(11,472)	(22,109)
3.06.01.05	Allowance for doubtful accounts	0	0	350	350

3.06.01.06	Third Party Services	(781)	(1,490)	(507)	(1,446)
3.06.01.07	Travel	(831)	(1,707)	(969)	(1,816)
3.06.01.08	Rental	(1,073)	(2,202)	(978)	(2,140)
3.06.01.09	Other	(1,386)	(2,655)	(1,654)	(3,446)
3.06.02	General and administrative expenses	(8,937)	(16,799)	(9,663)	(22,267)
3.06.02.01	Personnel	(4,870)	(9,658)	(5,445)	(11,422)
3.06.02.02	Third Party Services	(2,544)	(4,103)	(1,664)	(5,642)
3.06.02.03	Depreciation/ Amortization	(293)	(579)	(252)	(478)
3.06.02.04	Energy and Communication	(199)	(370)	(232)	(499)
3.06.02.05	Sundry Materials	(100)	(191)	(104)	(203)
3.06.02.06	Travel	(37)	(64)	(120)	(472)
3.06.02.07	Rental	(391)	(759)	(419)	(624)
3.06.02.08	Other	(503)	(1,075)	(1,427)	(2,927)
3.06.03	Financial expenses (revenues)	5,601	1,318	(49,460)	(58,249)
3.06.03.01	Financial Revenues	30,665	51,387	28,476	63,460
3.06.03.01.01	Financial Revenues	29,200	48,787	26,638	60,431
3.06.03.01.02	Exchange gain	1,465	2,600	1,838	3,029
3.06.03.02	Financial Expenses	(25,064)	(50,069)	(77,936)	(121,709)
3.06.03.02.01	Financial Expenses	(8,096)	(14,048)	(46,499)	(60,813)
3.06.03.02.02	Exchange loss	(16,968)	(36,021)	(31,437)	(60,896)
3.06.04	Other Operating Revenues	6,084	11,058	8,094	21,987
3.06.04.01	Other Operating Revenues	0	0	0	0
3.06.04.02	Other	6,084	11,058	8,094	21,987
3.06.05	Other Operating Expenses	(625)	(2,174)	(21,216)	(29,013)
3.06.05.01	Other Operating Expenses	(399)	(1,721)	(20,322)	(26,644)
3.06.05.02	Employees' profit sharing expenses	(226)	(453)	(894)	(2,369)
3.06.06	Equity in losses of controlled companies	(99,951)	(102,648)	7,394	1,259

3.07	Operating loss	(64,019)	(42,104)	(42,515)	(36,617)
3.08	Nonoperating Income (loss)	126,797	127,428	(143,101)	(143,101)
3.08.01	Other nonoperating revenues	126,823	128,142	5	5
3.08.01.01	Other nonoperating revenues	6	1,325	5	5
3.08.01.02	Extraordinary items	126,817	126,817	0	0
3.08.02	Other nonoperating expenses	(26)	(714)	(143,106)	(143,106)
3.08.02.01	Other nonoperating expenses	(26)	(714)	(4)	(4)
3.08.02.02	Extraordinary items	0	0	(143,102)	(143,102)
3.09	Income before Taxation/ Interest	62,778	85,324	(185,616)	(179,718)
3.10	Provision for Income and Social Contribution Taxes	(2,773)	(2,772)	0	0
3.11	Deferred income tax	(4,248)	(7,889)	4,714	69
3.12	Statutory Interest/ Contributions	0	0	0	0
3.12.01	Interest	0	0	0	0
3.12.01.01	Employees	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity Capital	0	0	0	0
3.15	Net Income/ Loss	55,757	74,663	(180,902)	(179,649)
	SHARES NUMBER, EXCEPT TREASURY (THOUSAND)	54,065	54,065	40,754	40,754
	EARNINGS PER SHARE	1.03130	1.38099		
	LOSS PER SHARE			(4.43888)	(4.40813)

CONSOLIDATED

06.01. – Assets Balance Sheet (Thousand Brazilian Reais)

1. Code	2. Description	3. 06/30/2007	4. 03/31/2007
1.	Total Assets	408,600	543,168
1.01	Current Assets	172,044	162,309
1.01.01	Cash and cash equivalents	8,468	24,824
1.01.01.01	Cash and Banks	8,468	24,824
1.01.01.02	Banks Escrow Account	0	0
1.01.01.03	Financial Investments	0	0
1.01.02	Receivables	144,356	120,585
1.01.02.01	Accounts Receivable	99,888	98,680
1.01.02.01.01	Trade bills receivable	104,300	102,820
1.01.02.01.02	(-) Discounted Trade Bills	0	0
1.01.02.01.03	(-) Allowance for doubtful accounts	(4,412)	(4,140)
1.01.02.01.04	Intercompany accounts receivable	0	0
1.01.02.02	Sundry receivables	44,468	21,905
1.01.02.02.01	Securities	37,428	16,117
1.01.02.02.02	Recoverable Taxes	4,076	2,226
1.01.02.02.03	Other Accounts Receivable	2.964	3,562
1.01.03	Inventories	18,115	14,954
1.01.04	Other	1,105	1,946
1.01.04.01	Prepaid expenses	1,105	1,946
1.02	Noncurrent assets	236,556	380,859
1.02.01	Long-term assets	65,404	208,722
1.02.01.01	Sundry receivables	10,904	10,994
1.02.01.02	Receivables from related parties	0	126,817
1.02.01.02.01	Associated Companies	0	0

1.02.01.02.02	Controlled Companies	0	0
1.02.01.02.03	Other related parties	0	126,817
1.02.01.03	Other	54,500	70,911
1.02.01.03.01	Inventories	54,500	70,911
1.02.02	Permanent Assets	171,152	172,137
1.02.02.01	Investments	1,645	1,645
1.02.02.01.01	Interest in Associated Companies	0	0
1.02.02.01.03	Interest in Controlled Companies	1,645	1,645
1.02.02.02	Fixed Assets	168,292	168,860
1.02.02.04	Deferred charges	1,215	1,632

06.02. – Liabilities Balance Sheet (Thousand Brazilian Reais)

1. CODE	2. DESCRIPTION	3. 06/30/2007	4. 03/31/2007
2.	Total Liabilities	408,600	543,168
2.01	Current Liabilities	208,989	232,761
2.01.01	Loans and financing	23,657	25,272
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	50,378	48,062
2.01.04	Taxes, Fees and Contributions	67,331	65,131
2.01.04.01	Tax liabilities	67,331	65,131
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	0	13,097
2.01.07.01	Controlled and Related Companies	0	13,097
2.01.08	Other	67,623	81,199
2.01.08.01	Salaries and Charges Payable	10,301	8,123
2.01.08.02	Sundry Provisions	25,058	21,240

2.01.08.03	Other Accounts Payable	7,056	25,923
2.01.08.04	Contingencies	25,208	25,913
2.02	Noncurrent Liabilities	669,413	917,882
2.02.01	Long-term Liabilities	669,413	917,882
2.02.01.01	Loans and financing	31.012	21,206
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Payables to related parties	40,175	311,491
2.02.01.04.01	Controlled and Related Companies	40,175	311,491
2.02.01.06	Other	598,226	585,185
2.02.01.06.01	Tax Liabilities	372,231	369,003
2.02.01.06.02	Trade accounts payable	759	1,030
2.02.01.06.03	Other Accounts Payable	32,176	28,892
2.02.01.06.04	Contingencies	131,945	129,690
2.02.01.06.05	Provision for deferred income and social contribution taxes	61,115	56,570
2.03	Minority interest	4,122	4,632
2.04	Shareholder's Equity	(473,924)	(612,107)
2.04.01	Paid-in Capital Stock	795,142	585,900
2.04.02	Capital Reserves	28,627	28,627
2.04.03	Revaluation Reserves	54,841	55,464
2.04.03.01	Own Assets	0	0
2.04.03.02	Controlled/ Associated Companies	54,841	55,464
2.04.04	Profit Reserves	0	0
2.04.04.01	Legal reserve	0	0
2.04.04.02	Statutory reserve	0	0
2.04.04.03	Reserve for Contingencies	0	0
2.04.04.04	Unrealized profit reserve	0	0
2.04.04.05	Accumulated income	0	0

2.04.04.06	Special reserve for Non Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained earnings/ Accumulated deficit	(1,352,534)	(1,282,098)

07.01. – Income Statements (Thousand Brazilian Reais)

1. CODE	2. DESCRIPTION	3. 04/01/2007 to 06/30/2007	4. 01/01/2007 to 06/30/2007	5. 04/01/2006 to 06/30/2006	6. 01/01/2006 to 06/30/2006
3.01	Gross Sales and/or Revenues	226,005	413,495	205,729	404,212
3.02	Deductions	(61,349)	(113,977)	(55,131)	(108,234)
3.03	Net Sales and/ or Revenues	164,656	299,518	150,598	295,978
3.04	Cost of goods sold and/or services rendered	(79,583)	(144,513)	(65,072)	(129,933)
3.05	Gross Income	85,073	155,005	85,526	166,045
3.06	Operating Expenses	(55,980)	(104,305)	(127,922)	(202,748)
3.06.01	Sales	(50,969)	(87,276)	(63,071)	(117,770)
3.06.01.01	Personnel	(6,900)	(13,282)	(6,618)	(13,413)
3.06.01.02	Advertising	(14,489)	(20,179)	(16,153)	(31,706)
3.06.01.03	Sales Promotions	(13,860)	(24,679)	(25,006)	(41,694)
3.06.01.04	Freight	(11,666)	(21,118)	(11,574)	(22,539)
3.06.01.05	Allowance for doubtful accounts	0	0	350	350
3.06.01.06	Third Party Services	(781)	(1,490)	(507)	(1,445)
3.06.01.07	Travel	(831)	(1,707)	(970)	(1,817)
3.06.01.08	Rental	(1,056)	(2,166)	(939)	(2,061)
3.06.01.09	Other	(1,386)	(2,655)	(1,654)	(3,445)
3.06.02	General and administrative expenses	(11,150)	(20,928)	(11,882)	(27,211)
3.06.02.01	Personnel	(4,984)	(9,890)	(5,560)	(11,796)
3.06.02.02	Third Party Services	(2,659)	(4,257)	(1,863)	(6,224)

3.06.02.03	Depreciation/ Amortization	(1,906)	(3,588)	(1,790)	(3,600)
3.06.02.04	Energy and Communication	(203)	(378)	(232)	(508)
3.06.02.05	Sundry Materials	(108)	(204)	(121)	(261)
3.06.02.06	Travel	(37)	(64)	(120)	(557)
3.06.02.07	Rental	(342)	(665)	(312)	(446)
3.06.02.08	Other	(911)	(1,882)	(1,884)	(3,819)
3.06.03	Financial expenses (revenues)	1,063	(4,485)	(39,844)	(50,785)
3.06.03.01	Financial Revenues	48,622	83,211	71,987	150,330
3.06.03.01.01	Financial Revenues	1,499	2,579	1,875	3,087
3.06.03.01.02	Exchange gain	47,123	80,632	70,112	147,243
3.06.03.02	Financial Expenses	(47,559)	(87,696)	(111,831)	(201,115)
3.06.03.02.01	Financial Expenses	(18,119)	(38,585)	(29,621)	(57,649)
3.06.03.02.02	Exchange loss	(29,440)	(49,111)	(82,210)	(143,466)
3.06.04	Other Operating Revenues	6,226	11,200	8,095	22,034
3.06.04.01	Other Operating Revenues	6,226	11,200	8,095	22,034
3.06.04.02	Other	0	0	0	0
3.06.05	Other Operating Expenses	(1,150)	(2,816)	(21,220)	(29,016)
3.06.05.01	Other Operating Expenses	(924)	(2,363)	(20,326)	(26,646)
3.06.05.02	Employees' profit sharing expenses	(226)	(453)	(894)	(2,370)
3.06.06	Equity in losses of controlled companies	0	0	0	0
3.07	Operating Income (loss)	29,093	50,700	(42,396)	(36,703)
3.08	Nonoperating Income (loss)	32,597	33,222	(143,452)	(143,497)
3.08.01	Other nonoperating revenues	32,693	34,102	238	328
3.08.01.01	Other nonoperating revenues	32	1,441	238	328
3.08.01.02	Extraordinary items	32,661	32,661	0	0
3.08.02	Other nonoperating expenses	(96)	(880)	(143,690)	(143,825)

3.08.02.01	Other nonoperating expenses	(96)	(880)	(588)	(723)
3.08.02.02	Extraordinary items	0	0	(143,102)	(143,102)
3.09	Income before Taxation/ Interest	61,690	83,922	(185,848)	(180,200)
3.10	Provision for Income and Social Contribution Taxes	(2,772)	(2,772)	0	(61)
3.11	Deferred income tax	(3,926)	(7,252)	4,946	612
3.12	Statutory Interest/ Contributions	765	765	0	0
3.12.01	Interest	765	765	0	0
3.12.01.01	Employees	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity Capital	0	0	0	0
3.15	Net Income/ Loss	55,757	74,663	(180,902)	(179,649)
	SHARES NUMBER, EXCEPT TREASURY (THOUSAND)	54,065	54,065	40,754	40,754
	EARNINGS PER SHARE	1.03130	1.38099		
	LOSS PER SHARE			(4.43888)	(4.40813)

04.01 – Explanatory Notes

BOMBRIL S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2007

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

Bombril S.A. (the "Company") operates in the hygiene and cleaning industry, manufacturing industrial and domestic consumer goods, among which the following is highlighted: steel wool, liquid detergent, soaps, disinfectants, cleaners, laundry detergents, fabric softeners and others.

In July 2003, its indirect parent company, Cirio Finanziaria S.p.A. and its direct parent company, Bombril Holding S.A. – on Judicial Recovery (hereinafter referred to as the "Bombril Holding S.A.") had the control of Bombril S.A. suspended due to the judicial execution filed by Newco International Ltd., a company controlled by Ronaldo Sampaio Ferreira. Since July 28, 2003, the trustee, appointed pursuant to the legal usufruct on 100% of the Company's common shares, elected the Board of Directors and the Audit Committee, in the course of the Annual General Meetings.

On May 29, 2006 the Judicial Recovery Plan of Bombril Holding S.A. was approved. Under the plan, Cirio Finanziaria S.p.A. transferred to Newco International Ltd. the interest of 86.71% in the capital stock of Bombril Holding S.A., and Bombril Holding S.A. transferred to Newco International Ltd. shares representing 55% of the voting capital of the Company, corresponding to 20.78% of the total capital stock.

On June 8, 2006, by means of a judicial decision, the termination of the judicial Management in the Company was declared, and an Extraordinary General Meeting was called for July 7, 2006, for the removal of part of the members of the Board of Directors and the Audit Committee and election of the respective replacements, to form the new Company's Management. Thus, the previous Management remained in office until July 7, 2006.

In this manner, the control structure of the Company at that moment became the following:


Newco International Ltd.
Reserva
86,7138%
13,2862%
55%
(Capital
Votante)
Bombril Holding
45%
(Capital
Votante)
Bombril S.A.

Key:

Capital Votante – Voting Capital

Reserva - Reserve

Since the new Company's Management took office, they have been conducting verifications and thorough studies regarding several items of its financial statements, especially those regarding transactions with parties related to the former controlling shareholder, the indirect controlled company Bombril Overseas Inc. and the Guaranteed Notes Program. Possible reflections of these verifications and studies on the financial statements of the Company will be promptly disclosed to the market.

In this first quarter of the new Management, it was possible to implement measures of great importance for the reestablishment of the Company's economic and financial balance, financial position and cash generation and for the operating restructuring of the Company.

The main actions performed by Management have been the following:

(i) Implemented a vigorous cost-cutting program including the review of all contracts in effect, renegotiation of the main cost and expense items and strengthening of internal controls;

(ii) Performed a thorough qualitative review of business policies, seeking better relations with customers and profitability of products;

(iii) Restructured the Company's financial indebtedness, stopping to raise funds through factoring and obtaining, when necessary, short-term and medium-term bank financing;

(iv) Resumed payment of all taxes falling due and refinanced all federal tax debts by registering the Company with the Extraordinary Tax Debt Installment Payment Program – PAEX, established by Executive Act No. 303, of June 29, 2006.

(v) settlement of most part of related-parties liabilities, amounting to R$ 268,242 (note 7.e);

(vi) increase in capital amounting to R$ 209,242 by means of receivables held by the parent company of the group (note 16.c). With that increase in capital the Company's control structure will be as follows:


Newco International Ltd.
Reserva
86,71%
65,36%
(Capital
Votante)
Bombril Holding
13,29%
34,64%(Capital Votante)
Bombril S.A.

Key:

Capital Votante – Voting Capital

Reserva - Reserve

2. BASIS OF PRESENTATION

a. Parent company

The financial statements that are being presented have been prepared in accordance with the Brazilian Corporation Law and according to the accounting practices adopted in Brazil and supplemental provisions of the Brazilian Securities and Exchange Commission – CVM.

b. Consolidated

The financial statements have been prepared in accordance with accounting practices adopted in Brazil.
Minority interest was shown in consolidated financial statements. Intercompany balances, transactions and unrealized income, net of income tax effects, are eliminated in consolidation.

These consolidated financial statements state the Company's account and transaction balances and those of the following controlled companies:

Brilmaq Empreendimentos Imobiliários S.A.

Brilmaq is a wholly-owned company by Bombril S.A., headquartered in São Bernardo do Campo, state of São Paulo, which has as its main activities the purchase, sale, lease, incorporation and construction of their own real state, besides direct ownership interest of 100% in the capital stock of Bombril Mercosul S.A. and of Bombril Overseas Inc., 0.01% and 99.99% of direct and indirect ownership interest, respectively, in Pronto S.A.

Bombril Mercosul S.A.

It is an indirectly controlled company wholly owned by Bombril S.A., through Brilmaq Empreendimentos Imobiliários S.A., headquartered in São Bernardo do Campo - SP. Currently, this company does not develop industrial activities and, therefore, leases its property, plant and equipment to the Company.

Pronto S.A.

It is an indirectly controlled company wholly owned by Bombril S.A., through Bombril Mercosul S.A. with 99.99% interest, and through Brilmaq Empreendimentos Imobiliários S.A., with 0.01 % interest. Pronto was founded on March 7, 2005 with headquarters in the municipality of Abreu Lima, state of Pernambuco. Its main activities comprise the sales and marketing of hygiene and cleaning products, with a new brand and restructured to supply the Northern and Northeastern regions of Brazil. The activities of this company are suspended and Bombril S.A is selling its products.

Tevere Empreendimentos e Construções S.A.

It is a company directly controlled by Bombril S.A., which has a 75.66% interest in it, and headquartered in Araçariguama, state of São Paulo. Its main activities comprise construction, urbanization, improvements in rural or urban areas; infrastructure and real state development construction jobs, and own or third-party incorporations, besides direct ownership interest of 100% in capital stock of the Company Waddle Participações S.A.

Waddle Participações S.A.

Company indirectly controlled by Bombril S.A. through the company Tevere Empreendimentos e Construções S.A., located in São Paulo - SP. Its main activity is real estate property investments.

Bombril Overseas Inc.

It is an indirectly controlled company wholly-owned by Bombril S.A., through the company Brilmaq Empreendimentos Imobiliários S.A., set up under the laws of the British Virgin Islands, with the purpose of developing any kind of business activity allowed under that legislation.

The accounting records of controlled company Bombril Overseas Inc. referring to the years started January 1st, 2002, were restored by the management of Bombril S.A. based on copies of documents, contracts, control spreadsheets, and etc. The management is still taking the necessary measures regarding the original documentation and other issues related to that controlled company.

The financial statements of the controlled company located abroad are prepared under accounting practices compatible with those adopted by the parent company, and then translated to reais at exchange rates in force on the date of year's closing.

Investments in associated companies are accounted for under the equity method.

Here follows the reconciliation between the parent company and consolidated financial statements:

	Net income (loss) for the six-month period ended :		Shareholders' equity (deficit) as of :	
	06.30.07	06.30.06	06.30.07	03.31.07
In parent company	74,663	(179,649)	(506,643)	(771,642)
Reversal of the provision for losses on Accounts receivable from Bombril Overseas Inc. (a)	-	-	32,719	32,719
Reversal of the provision for losses for receivables transferred from parent company to Bombril Overseas (b)	-	-	-	126,816
In consolidated	74,663	(179,649)	(473,924)	(612,107)

(a) It refers to the exclusion, from consolidation, of the provision for losses set up in balance sheet of parent company for the year ended December 31, 2004, on the amounts receivable from the controlled company Bombril Overseas Inc.

(b) It refers to the exclusion, in consolidation, of the provision for losses accounted for by controlled company Bombril S.A., referring to the credits transferred in the 1st quarter of 2007 to the controlled company Bombril Overseas Inc.

Consolidated financial statements include the financial statements of Bombril S.A. and of controlled companies as follows:

Companies	Interest (%)	
	Direct	Indirect
Brilmaq Empreendimentos Imobiliários S.A.	100%	0%
Tevere Empreendimentos e Construções S.A.	75.66%	0%
Bombril Mercosul S.A.	0%	100%
Pronto S.A.	0%	100%
Bombril Overseas Inc.	0%	100%
Waddle Participações S.A.	0%	75.66%

3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a. Cash and cash equivalents

The financial investments are stated at purchase cost, plus income earned through the balance sheet date.

b. Allowance for doubtful accounts

The allowance for doubtful accounts is established based on the individual analysis of receivables, in an amount deemed sufficient to cover possible losses.

c. Inventories

Inventories are stated at average cost of acquisition or production, lower than replacement or realizable values.

d. Investments

Investments in controlled and associated companies are accounted for under the equity method. Other investments are carried at acquisition cost and reduced by allowances to adjust to market value.

e. Fixed Assets

Fixed assets are stated at acquisition cost, plus revaluations, monetarily restated through December 31, 1995. The depreciations are computed by the linear method, based on the estimated assets class life.

f. Assets and Liabilities subject to monetary restatement

Accounts subject to restatement are updated based on the indexes defined legally or in agreement.

g. Transactions in foreign currency

Transactions in foreign currency are accounted for at the exchange rate of the day of the transaction. Assets or liabilities in foreign currency are converted using the exchange date of the balance sheet date. The exchange variations are recognized in the income statements as they occur.

h. Any other current and noncurrent assets

All other current assets and noncurrent assets are stated at cost or realizable value, including income earned, when applicable.

i. Loans

These are restated based on monetary and exchange variations, and include the respective charges incurred to the balance sheet date.

j. Provision for income tax and social contribution

It is computed based on the provisions of the legislation in force at the applicable rate. Deferred tax liabilities were recognized on net exchange variations originated from foreign loans that are taxed on a cash basis.

k. Provisions for contingencies

Provisions for contingencies related to labor, tax, civil, commercial and environmental litigation, in judicial and administrative courts, are based on legal advice and Management's best estimate as to the likely outcome of the outstanding matters at the balance sheet date.

l. Any other current and noncurrent liabilities

The remaining current noncurrent liabilities are stated at known or payable amounts, plus the related charges and exchange and monetary variations, where applicable.

m. Use of estimates

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

n. Employees' profit sharing

The Company maintains a profit sharing plan that provides its employees the right to a share of profits. Accruals are made to recognize the employees' profit sharing.

o. Earnings (loss) per share

The earnings (loss) per share is calculated based on the number of shares outstanding at the balance sheet date.

p. Financial statement of the previous period

Certain reclassifications have been made in the financial statements for the quarter ended March 31, 2007 and the six-month period ended June 30, 2006 to conform with the 2007 presentation.

4. ACCOUNTS RECEIVABLE

	Parent company		Consolidated	
	06.30.07	03.31.07	06.30.07	03.31.07
Trade bills receivable	102,289	100,941	104,300	102,820
(-) Allowance for doubtful accounts	(2,815)	(2,711)	(4,412)	(4,140)
Total	99.474	98,230	99,888	98,680

In order to reduce the credit risk, the Company carries out a thorough analysis of the customers' credit standing. In the event of default, the Company adopts the procedure of direct collection from the customer, outsourcing of collection and in some cases, judicial collection.

5. INVENTORIES

	Parent company		Consolidated	
	06.30.07	03.31.07	06.30.07	03.31.07
Finished goods	9,681	7,301	9,681	7,301
Work in process	1,490	1,400	1,490	1,400
Raw materials	4,060	4,021	4,060	4,021
Package materials	3,721	3,180	3,721	3,180
Real estate property projects	-	-	54,500	70,911
Provision for obsolescence	(955)	(1,075)	(955)	(1,075)
Others	118	127	118	127
Total	18,115	14,954	72,615	85,865
Current	18,115	14,954	18,115	14,954
Noncurrent	-	-	54,500	70,911

6. RECOVERABLE TAXES

	Parent company		Consolidated	
	06.30.07	03.31.07	06.30.07	03.31.07
Recoverable IRPJ and CSLL (corporate income tax and social contribution)	2,073	-	2,610	528
State VAT (ICMS) recoverable	1,836	2,012	1,912	2,088
Recoverable PIS and COFINS (taxes on sales)	-	-	67	67
Other	14	56	14	61
Total	3,923	2,068	4,603	2,744
Current	3,923	2,068	4,076	2,226
Noncurrent	-	-	527	518

7. CONTROLLED AND ASSOCIATED COMPANIES

a. Parent company

a.1. Assets

Business Corporations	6.30.2007	3.31.2007	Interest and restatement	Guarantee	Maturity
Foreign currency:					
Dollar					
Bombril Overseas Inc.	9,216	-	Libor annual+3.5%p	-	5/31/2009
Local currency:					
Bombril Overseas Inc. (*)	32,719	32,719	100% of CDI**	Cragnotti & Partners Capital Investment Brasil S.A.	6/30/2003
Bombril Overseas Inc. (*) (c)	94,156	94,156	-	-	-
C & P Overseas Ltd. (*)	183,142	183,142	100% of CDI**	Cragnotti & Partners Capital Investment Brasil S.A.	12/31/2003
Bombril Overseas Inc. (e)	229,231	-	-	-	-
Bombril Overseas Inc. (c) (e)	-	32,661	-	-	-
Cirio Brasil S.A.	12,678	12,678	100% of CDI**	Bombril Holding S.A.	6/30/2003
Brilmaq Empreendimentos Imobiliários S.A.	1,463	16,759	-	-	12/31/2003
Bombril Overseas Inc. (c)	1,669	1,669	-	-	-
Pronto S.A.	6,357	6,357	-	-	Indefinite
Tevere Empr. Constr. S.A.	737	528	100% of CDI** + 2.2% per month	-	Indefinite
Sub-total	562,152	380,669			
Allowance for losses (d)	(228,539)	(355,357)			
Total	333,613	25,312			

(*) Amounts restated through June 30, 2003
(**) Interbank rate

a.2. Liabilities

Business Corporations	6.30.2007	3.31.2007	Interest and restatement	Guarantee	Maturity
Foreign currency:					
Dollar:					
Cirio Finanziaria S.p.A. (e)	-	13,097	Libor Quarter. + 3.2% p.a.	-	11/11/2003
Euro:					
Bombril Overseas Inc.	361,168	378,224	See note 11	Cirio Holding S.p.A.	See note 11
Societá Sportiva Lázio	18,442	18,845	Euribor Quart. + 3.2% p.a.	-	-
Local currency:					
Bombril Mercosul S.A.	46,849	46,737	-	Bombril Holding S.A.	6/30/2003
Agropecuária Cirio Ltda	145	141	100% of CDI		Indefinite
Total	426,604	443,947			
Current	115	13,212			
Non current	426,489	430,735			

b. Consolidated

b.1. Assets

Business corporations	06.30.07	03.31.07	Interest and restatement	Guarantee	Maturity
Foreign currency					
Dollar					
C&P Cap.Invest.N.V.	285,788	304,214	10% p.a.	-	3/31/2005
C & P Overseas Ltd	606,548	645,658	10.25% p.a.	-	6/30/2008
Euro:					
Cirio Del Monte N.V.(c)	-	32,661	-	Cirio Finanziaria S.p.A.	7/31/2003
Local currency					
Cragnotti & Partners Capital Investment Brasil S.A.(*) (c)	94,156	94,156	100% of CDI	-	6/30/2003
C & P Overseas Ltd(*)	183,142	183,142	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	12/31/2003
Cirio Brasil S.A.	12,678	12,678	100% of CDI	Bombril Holding S.A.	6/30/2003
Sub-total	1,182,312	1,272,509			
Provision for losses (d)	(1,182,312)	(1,145,692)			
Total	-	126,817			

(*) Amounts restated up to June 30, 2003

b.2. Liabilities

Business corporations	06.30.07	03.31.07	Interest and restatement	Guarantee	Maturity
Foreign currency					
Dollar:					
Cirio Finanziaria S.p.A. (e)	-	13,097	Libor quart.+ 3.2% p.a.	-	11/11/2003
Círio Holding Luxembourg S.A. (e)	-	58,012	10.75% p.a.	-	-
Euro:					
Societá Sportiva Lázio	18,442	18,845	Euribor quart.+ 3.2% p.a.	-	-
Cirio Finanziaria S.p.A. (e)	-	205,014	Euribor quart.+ 3.2% p.a.	-	-
Círio Finance Luxembourg S.A.(e)	-	8,503	7.75% p.a.	-	-
Local currency					
Agropecuária Cirio Ltda	145	141	100% of CDI	-	Indefinite
Cragnotti & Partners Capital Investment Brasil S.A.	21,380	20,768	100% of CDI	Bombril Holding S.A.	6/30/2003
Newco International Limited	208	208	12% p.a.	-	January to April, 2007
Total	40,175	324,588			
Current	-	13,097			
Noncurrent	40,175	311,491			

c. Assignment of receivables from related parties

On March 19, 2007, the Company transferred to Bombril Overseas Inc., its wholly-owned indirectly controlled company, all receivables from Cragnotti & Partners Capital Investment S.A. and Cirio Del Monte N.V. and R$ 1,669 of receivables from Brilmaq Empreendimentos Imobiliários S.A., its wholly-owned directly controlled company.

d. Allowance for losses on receivables from related parties

Pursuant to the insolvency status confirmation of Cirio Finanziaria S.p.A. and its parent company, Cirio Holding S.p.A., the Management of Bombril S.A., pursuant to article 183, item I, Law No. 6.404/76, and the CVM Guidance Opinion No. 21, of December 27, 1990, decided to establish the provision on June 30, 2003, to cover the possible losses on the realization of credit rights that the Company has against the company declared insolvent.

Thus, the provisions were established for related parties that do not show evidences that they can settle their debts, such as Cragnotti & Partners Capital Investment N.V., C&P Overseas Ltd., Cragnotti & Partners Capital Investment Brasil S.A. and Cirio Brasil S.A.. For purposes of presentation, we have also

included below the values of Bombril Overseas Inc., a wholly-owned controlled company.

The Company's Management seeks all legal means to recover the credits against related parties, in the amount of R$ 1,182,312.

The allowances for losses on receivables from related parties are shown below:

Business corporations	Bombril S.A.	Bombril Overseas Inc
C&P Overseas Ltd.	183,142	606,548
Cragnotti & Partners Capital Investment Brasil S.A.	-	94,156
C&P Capital Invest. NV	-	285,788
Bombril Overseas Inc	32,719	-
Cirio Brasil S.A.	12,678	-
Total	228,539	986,492

e. Transfer of receivables from and payables to related parties

(According to Significant Event Notice published on May 31, 2007 - amounts expressed in reais)

In consolidated financial statements of Bombril S.A. (Bombril Group), as of May 30, 2007, the following receivables and payables were recorded:

(i) receivables by the Italian company Cirio Holding S.p.A. and its controlled companies ("Cirio Group") amounting to (a) US$25,387 thousand (R$49,424 thousand), (b) € 3,027 thousand (R$7,915 thousand), and (c) € 75,806 thousand (R$198,229 thousand), from Bombril Overseas Inc. and amounting to (d) US$6,510 thousand (R$ 12,674 thousand) from Bombril S.A. (referred to as "Receivables against Bombril Group"); and

(ii) receivables by Bombril Group from Cirio del Monte N.V. amounting to 11,581 thousand (R$30,285 thousand).

The receivables by Bombril Group from Cirio Del Monte N.V. were initially owned by Bombril S.A. and were transferred upon remuneration to its controlled company Bombril Overseas Inc. on March 19, 2007, according to resolution approved by the Board of Directors of Bombril S.A.

The Company's management had access to documents that prove the balances of receivables and payables with the following companies of Cirio Group: Cirio Holding S.p.A, Cirio Finanziaria S.p.A., Cirio Finance Luxembourg S.A., Cirio Holding Luxembourg S.A., and Cirio Del Monte N.V.
Bombril S.A. and Bombril Overseas Inc. were notified by Cirio Group and by Newco International Ltd. that the totality of receivables from Bombril Group was transferred to Newco International Ltd., controlling shareholder of Bombril S.A. Newco International Ltd. has also sent to Bombril S.A. documents through

which Cirio Group (Cirio Finanziaria S.p.A., Cirio Holding S.p.A., Cirio Finance Luxembourg S.A., including Cirio Holding Luxembourg S.A.) recognizes that the Eurobonds belong to Bombril Overseas Inc., and commits itself to agree with BNP Paribas Luxembourg on the necessary measures to transfer those bonds. Newco International Ltd. has also informed Bombril S.A. that those facts took place due to the agreement signed between Newco International Ltd. and Cirio Finanziaria S.p.A., member of the Cirio Group, which deals with the payment of the receivables by Newco International Ltd. from the mentioned Italian company.

Bombril S.A. and Bombril Overseas Inc. have signed an agreement with the controlling shareholder Newco International Ltd., approved by the Board of Directors and with a favorable opinion from the Audit Committee, setting forth the conditions to settle the debts of the company and parent company with the controlling shareholder Newco International Ltd. Such agreement formalized the settlement of the Company's debts amounting to R$268 million, which breakdown as follows:

(i) cash payment amounting to US$14,750 thousand (R$28,715 thousand);

(ii) payment of € 11,581 thousand (R$30,285 thousand) by Bombril Overseas Inc. with the assignment of receivables from Cirio Del Monte N.V.;

(iii) assumption by Bombril S.A. of the remaining debt held by Bombril Overseas Inc. to Newco International Ltd., corresponding to R$196,568 thousand, amount that along with the receivables by Newco International Ltd. from Bombril S.A., amounting to R$12,674 thousand, comprise the capital increase of R$209,242 thousand, next step of the agreement signed.

f. Confirmation of balances with related parties

The Company's management has not found enough and appropriated elements to confirm the balances of assets and liabilities accounts referring to transactions with the following related parties to the previous controlling shareholder: Cragnotti & Partners Capital Investment Brasil S.A., C & P Overseas Ltd. e C & P Cap. Invest. N.V. Such limitations were due to the facts that: (i) most part of the credits and debts to those parties refer to the indirectly controlled company Bombril Overseas Inc., whose accounting documentation is currently held by Italian authorities and, therefore, not available; and (ii) the negotiation mentioned in item (e) above, involved only the companies controlled by Cirio Holding S.p.A., and not the companies mentioned in this section.

8. INVESTMENTS

a. Investment values

	Parent company		Consolidated	
	06.30.07	03.31.07	06.30.07	03.31.07
Brilmaq Empreendimentos Imobiliários S.A.	116,482	214,845	-	-
Tevere Empreendimentos e Construções S.A.	12,805	14,393	-	-
Negative goodwill in controlled company				
Waddle Participações S.A.	-	-	(4,380)	(4,380)
Plots of land for investments	-	-	6,025	6,025
	129,287	229,238	1,645	1,645

On December 21, 2006 a private instrument of acquittal was signed between the parties, whereby 167,365,160 shares of Tevere Empreendimentos e Construções S.A. representative of 75.66% of its capital were transferred to Bombril S.A. Its assets were valued at R$ 20,096

b. Investment operation in the parent company

	Balance as of 03.31.2007	Equity in loss	Balance as of 06.30.2007
Brilmaq Empreendimentos Imobiliários S.A.	214.845	(98.363)	116.482
Tevere Empreendimentos e Construções S.A.	14.393	(1.588)	12.805
	229.238	(99.951)	129.287

c. Information regarding directly and indirectly controlled companies

	06.30.07					03.31.07		
	Capital stock	Interest in capital stock	Shareholders' equity (deficit)	Loss in the period	Equity in losses	Shareholders' equity (deficit)	Income (loss) in the period	Equity in losses
Brilmaq Empreendimentos Imobiliários S.A.	160,329	100%	116,482	(100,248)	(100,248)	214,844	(1,885)	(1,885)
Tevere Empreendimentos e Construções S.A.	93,819	75.66%	16,926	(3,172)	(2,400)	19,026	(1,073)	(812)
Bombril Mercosul S.A.	101,375	100%	142,771	(1,873)	-	143,635	(1,009)	-
Bombril Overseas Inc.	706,915	100%	(21,533)	(90,602)	-	75,870	2,347	-
Waddle Participações	5,160	75.66%	5,110	-	-	5,110	-	-
Pronto S.A.	1	100%	(6,280)	(118)	-	(6,280)	(118)	-
	1,067,599	-	253,476	(196,013)	(102,648)	452,205	(1,738)	(2,697)

9. FIXED ASSETS

a. Parent company

	Annual depreciation rate (%)	Restated cost	Accumulated depreciation	06.30.2007 Net	30.31.2007 Net
Buildings	2 to 4	248	(49)	199	202
Facilities	10	6,764	(1,067)	5,697	5,853
Machinery and equipment	4 to 33	17,681	(7,808)	9,873	10,364
Furniture and fixtures	10	1,220	(558)	662	674
Vehicles	20	115	(94)	21	26
Data processing equipment	20	1,937	(1,283)	654	734
Software	20	2,290	(1,186)	1,104	1,214
Brands and patents	10	3,166	(662)	2,504	2,199
Construction in progress		9,129	-	9,129	7,817
Other assets	0 to 33	2,446	(128)	2,318	2,343
Total		44,996	(12,835)	32,161	31,426

b. Consolidated

	Annual depreciation rate (%)	Restated cost	Accumulated depreciation	06.30.07 Net	03.31.07 Net
Land	-	22,218	-	22,218	22,218
Buildings	2 a 6	71,002	(7,730)	63,272	63,784
Facilities	10	13,075	(5,660)	7,415	7,624
Machinery and equipment	4 a 33	104,319	(48,063)	56,256	57,234
Furniture and fixtures	10 a 20	6,363	(4,514)	1,849	1,942
Vehicles	10 a 20	1,098	(568)	530	565
Data processing equipment	20 a 50	6,074	(5,042)	1,032	1,217
Software	20 a 33	16,000	(14,802)	1,198	1,336
Brands and patents	10	3,516	(824)	2,692	2,396
Construction in progress	-	9,354	-	9,354	8,043
Other assets	0 a 33	2,619	(143)	2,476	2,501
Total		255,638	(87,346)	168,292	168,860

10. TRADE ACCOUNTS PAYABLE

	Parent company		Consolidated	
	06.30.07	03.31.07	06.30.07	03.31.07
Suppliers	42,370	36,211	42,469	36,340
Suppliers - renegotiation (a)	8,668	12,752	8,668	12,752
Total	51,038	48,963	51,137	49,092
Current	50,279	47,933	50,378	48,062
Non current	759	1,030	759	1,030

(a) In the fiscal year ended on December 31, 2003, the Company renegotiated with its suppliers the debt existing in that period to make monthly payments within up to 60 months incurring finance charges lower than market ones. That agreement has been regularly carried out.

11. LOANS

a. Composition

	Average annual charges %	Parent company		Consolidated	
		06.30.07	03.31.07	06.30.07	03.31.07
Foreign currency					
Dollar					
Loans to working capital	10.1	-	-	19,262	-
Euro					
"Guaranteed Note Program" (*)	8 to 9.25	24,333	25,861	24,333	25,861
Local currency					
Loans to working capital	21.55	11,074	20,617	11,074	20,617
Total		35,407	46,478	54,669	46,478
Current		17,236	25,272	23,657	25,272
Noncurrent		18,171	21,206	31,012	21,206

(*) Eurobonds

As the minutes of the meeting of the staff of officers of February 5, 1999, a program by the name of "Euro 200.000 guaranteed note program" was unanimously approved for the issue of notes overseas with indefinite term, with the Italy-based company, Cirio Holding S.p.A., acting as the guarantor, and Bozano Simonsen Limited as arranger and lead manager.

With a guaranteed and authorized total of € 200 million, two tranches of notes were issued. On February 18, 1999, the first tranche (Series 1) was issued in the amount of € 40 million, with interest rate of 8% per year and maturity on February 18, 2007. The second tranche (Series 2) was issued on May 27, 1999, in the amount of € 60 million, with rate of 9.25% per year and maturity on May 27, 2007.

From the total of two tranches of notes issued, approximately 94% of Series 1 and 91% of Series 2 belong to the controlled company Bombril Overseas Inc., whose process of custody transfer is under way. On March 3, 2005, by means of a court decision rendered in Luxembourg, it was determined to the custodian (BNP Paribás) the seizure of the notes on behalf of Bombril Overseas Inc. However, due to the court decision rendered within the criminal prosecution that involves those notes in progress in the Court of Rome, it was not yet possible the transfer of custody of those notes to Bombril Overseas Inc. Although the final transfer of ownership depends on the solution of those court suits held abroad, the companies from Cirio Group, Círio Finanziaria S.p.A., Cirio Holding S.p.A., Círio Finance Luxembourg S.A., including Círio Holding Luxembourg S.A., recognized the ownership of Bombril Overseas Inc. and agreed to adopt the necessary measures in order to transfer the ownership of those notes, according to the agreement signed by the Cirio Group and parent company Newco International Ltd. (note 7.e). The Company's management will study alternatives to settle that obligation with its parent company when the final transfer of ownership happens.

In March 2004, the Company presented to the investors of the Notes Series 1 the following renegotiation proposals:

- Extension of the principal amount payment, with the respective payment beginning in 2007 and ending in 2011, in eight half-yearly installments.

- Payment of interest in 12 half-yearly installments, from August 2005, with an additional 1% of interest described in the agreement, exclusively for the period between February 2004 and February 2005.

- The interest assessment ceases in February 2007, notwithstanding the extension of the settlement term of the principal value.

- Elimination of the put option clause.

The renegotiation proposal obtained approval of the investors of Notes Series 1 (€ 40 million), on March 30, 2004. In that series, the securities held by the controlled company, Bombril Overseas Inc., totalized € 37.5 million, and the remaining are in the market, in the amount of € 2.5 million.

In April 2004, the Company presented to the investors of the Notes Series 2 the renegotiation proposal, as described below:

- Extension of the principal value payment, with the respective payment beginning in 2007 and ending in 2011, in eight half-yearly installments.

- Payment of interest in 13 half-yearly installments, from May 2005, with an additional 1% of interest described in the agreement, exclusively for the period between May 2004 and May 2005.

- The interest assessment ceases in May 2007, notwithstanding the extension of the settlement term of the principal amount.

The renegotiation proposal obtained approval of the investors of Notes Series 2 (€ 60 million), on April 27, 2004. In that series, the securities held by the controlled company, Bombril Overseas Inc. totalized € 54.7 million, and the remaining are in the market, in the amount of € 5.3 million.

b. Guarantees

The loans in local currency are guaranteed by future sales receivables, accounts receivable and pledge of products.

12. TAX LIABILITIES

a. Parent company

	Current		Noncurrent	
	06.30.07	03.31.07	06.30.07	03.31.07
PAEX	35,099	34,249	315,262	311,031
PAES - Special Tax Debt Installment Payment Program	1,934	1,910	14,181	14,428
Installment Payments – Others	13,166	13,474	40,861	41,691
Taxes and charges payable	10,273	9,054	-	-
Total	60,472	58,687	370,304	367,150

b. Consolidated

	Current		Noncurrent	
	06.30.07	03.31.07	06.30.07	03.31.07
PAEX	35,261	34,413	316,807	312,497
PAES - Special Tax Debt Installment Payment Program	1,975	1,951	14,562	14,815
Installment payments - Others	13,166	13,474	40,862	41,691
Taxes and charges payable	16,929	15,293	-	-
Total	67,331	65,131	372,231	369,003

The Company opted for the Special Tax Debt Installment Payment Program – PAES, established by the Federal Government under Law no. 10.684, of May 31, 2003, which aims to promote the regulation of tax and social security debts with maturities up to February 28, 2003. Formalization of the option occurred on July 31, 2003, when the Company filed the PAES Declaration.

On September 14, 2006, the Company required on a definitive basis its exclusion from the Special Payment in Installments of the Federal Revenue Service - SRF and formalized the option for the payment in 130 monthly installments under the Extraordinary Tax Debt Installment Payment Program – PAEX, pursuant to Executive Act No. 303 dated June 29, 2006. The migration from PAES to PAEX was necessary due to the several delays in the payments of federal taxes occurred between the periods of August 2004 and May 2006, which could make the Company be at any time excluded from PAES, under Article 7 of Law No. 10.684 of May 31, 2003. The exclusion would cause the anticipated maturity of the debt in the amount of R$ 310,676, plus the differential between the regulatory fine and the program's benefits. This migration generated an increase in the tax debt consolidated under PAEX by the amount of R$ 46,522.

At the same date, based on the Executive Act No. 303, dated June 29, 2006, the Company filed a request with the Federal Revenue Service to join the PAEX and pay taxes not collected in the period between August 2004 and December 2005 in 120 months. Additionally, the debts in arrears of the calendar year 2006 were divided in 60 installments with the Attorney General Office of the National Treasury - PGFN and the Federal Revenue Service - SRF, under the Joint Directive PGFN/ SRF No. 2, dated October 31, 2002 and the Regulatory Instruction No. 663, dated July 21, 2006, respectively.

Consequently to the Company' adhesion to PAEX of the Federal Revenue Service and to the regulated payment in installments under the Regulatory Instruction No. 663 of July 21, 2006, the balances of payment in installments as of June 30, 2007, to be paid in 130, 120 and 60 months from September 2006, are R$ 292,646, R$ 57,715 and R$ 46,008, respectively.

The Extraordinary Installment Payment in 130 months will incur interest corresponding to the monthly variation of Long Term Interest Rate and the Extraordinary Installment Payment in 120 months, as well as the installment payments in 60 months obtained with the Federal Revenue Service will incur interest corresponding to the monthly variation of the rate of the Central Bank Overnight Rate (SELIC).

The remaining balance of PAES of the Social Security Authority (INSS) on June 30, 2007 is R$ 16,115. The Company has been making the payments based on an 1/180 of the total debt or 1.5% of the gross revenue corresponding to the month immediately before the installment's maturity, whichever is higher, plus interest corresponding to the monthly variation of long term interest rate. The debts presented for the consolidation are being paid since July 2003. These debts installments, paid up to June 30, 2007, totalize R$ 6,885.

Notwithstanding the fact that PAES and PAEX amounts had not been approved by the date these financial statements were presented, the declared debt was accounted for and classified assuming the settlement terms set forth in the program, expecting for a suitable reconciliation and resolution for this matter.

The balances for social charges and tax installment payments as of June 30, 2007 include interest of 1% per month, incurred through the date and, for some cases SELIC.

The tax contributions and charges assessed and collected or to be collected by the Company, as well as the respective tax returns, the accounting, tax and corporate records are liable to examination by the tax authorities during the varied prescription terms, according to applicable legislation.

13. TAX LOSSES TO OFFSET AND DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION TAXES

a) Tax losses

Notwithstanding the provision of CVM Instruction No. 371/02, the Company did not recognize the deferred tax credit on temporary differences and tax losses and negative social contribution tax basis. As of June 30, 2007, the tax losses and accumulated negative social contribution tax bases, for which there are no expiration dates for utilization, totaled respectively R$ 319,130 and R$ 328,061.

b) Deferred income and social contribution taxes

The deferred income and social contribution taxes of the parent company are computed based on the loans and financing overseas and the taxation is reflected on a cash basis, as provided in Article 30 of Executive Act No. 2.158-35/2001.

	Parent company		Consolidated	
	06.30.07	03.31.07	06.30.07	03.31.07
Exchange losses	142,335	121,891	142,335	121,891
Offset 30%	(42,700)	(36,567)	(42,700)	(36,567)
Revaluation reserve	-	-	80,114	81,059
Tax basis	99,635	85,324	179,749	166,383
Deferred income and social contribution taxes	33,876	29,010	61,115	56,570

14. SUNDRY PROVISIONS

	Parent company		Consolidated	
	06.30.07	03.31.07	06.30.07	03.31.07
Advertising and marketing	11,978	8,877	11,978	8,877
Freight	5,237	5,668	5,237	5,668
Employees' profit sharing	536	244	536	244
Payroll	2,680	2,432	2,722	2,458
Allowance for receivable losses	2,112	2,284	2,112	2,284
Other	2,174	1,410	2,473	1,709
Total	24,717	20,915	25,058	21,240

15. CONTINGENCIES

In the ordinary course of conducting its business, the Company is involved in labor, civil, tax, and environmental actions. Management, relying on the legal counsel' opinion or that of other specialists given on the same date, when applicable, evaluates the possible outcome of ongoing lawsuits, and the need for setting up provisions for contingencies arising from them.

As of June 30, 2007, a provision of R$146,639 (parent company) and R$157,153 (consolidated) was recorded, which, according to management, supported by the Company's legal counsel's opinion dated December 31, 2006, is sufficient to cover probable losses on ongoing lawsuits.

	Parent company		Consolidated	
	06.30.07	03.31.07	06.30.07	03.31.07
Labor Contingencies	6,991	7,920	7,773	8,702
Tax Contingencies	123,651	121,764	130,697	128,592
Civil Contingencies	15,997	15,800	18,683	18,309
Total	146,639	145,484	157,153	155,603
Current	24,426	25,131	25,208	25,913
Non current	122,213	120,353	131,945	129,690

Labor Contingencies

As of June 30, 2007, the Company was involved in labor suits with different characteristics and in different stages of legal proceedings. Based on the opinions issued by the Company's legal counsel and on the expected favorable outcomes of judgments and negotiations that must be conducted, the provisioned amount of R$6,991, net of R$1,362 referring to escrow deposits, (R$7,920 as of March 31, 2007) is deemed sufficient by management to cover possible losses.

.

Civil Contingencies

As of June 30, 2007, the Company was a defendant in civil lawsuits with the most diverse characteristics and in several phases of the process stage. Based on the opinions issued by the Company's legal advisors and the expected success of some judgments and negotiations that shall occur, the provisioned amount of R$ 15,997, net of R$ 75 regarding escrow deposits and judicial blockades (R$ 15,800 as of March 31, 2007) is considered sufficient by Management to cover expected losses.

Tax Contingencies

The Company has been questioning in judicial and administrative courts the constitutionality of the nature, calculation base, rate changes and expansion of the calculation base of some taxes, charges and social contributions, with the intention of guaranteeing the non-payment or recovery of past payments. The Company obtained preliminary order not to collect or offset payments of taxes and charges and social contributions, in the amount of R$ 123,651, net of R$ 2,844 regarding escrow deposits (R$ 121,764 as of March 31, 2007), monetarily restated at the SELIC rate. The amounts of non-paid taxes, based on preliminary judicial orders, are provisioned and restated until a final order is obtained. The main ongoing process of tax nature is the following:

a. Federal VAT – IPI

The Company obtained restraining order securing the IPI credit right for the acquisitions of raw material exempt from or subject to zero rate. The amount of those credits offset against portions falling due or overdue of the same tax, restated at SELIC up to June 30, 2007, is R$ 95,170 (R$ 93,760 as of March 31,2007).

Additionally, the Company is subject to lawsuits of tax, labor, civil and environmental nature in several phases of the process stage. Those lawsuits determine a maximum risk of R$ 4,335,567. The success likelihood in those lawsuits was considered by the legal advisors as possible and, based on that opinion, the Company decided not to set up provision for contingencies for those lawsuits.

The natures of the main lawsuits are the following:

- Securities Purchase and Sales

Tax assessment notice drawn up by the Brazilian Federal Revenue in 2003, 2004 2005 and 2006 in the amount of R$ 3,343,305, regarding the withholding income tax levied on sales and purchase of securities issued overseas (T-Bills, T-Bonds, Argentine Global Bonds etc.) made between the years 1998 and 2001.

As of June 24, 2007, the First Board of Tax Appeals judged the notices of infraction drawn up in 2003 and 2004. The first notice, in the restated amount of R$212,861, was kept, but the second, in the restated amount of R$1,253,207, was reduced in approximately 85.76%, a significant reduction in the total amount of those contingencies.

- Taxation over the Parent Company's Profits Overseas

The Company, on April 22, 2003, filed a writ of mandamus with a petition seeking a preliminary order. Such document judicially discusses the constitutionality of the Executive Act No. 2158-35/01 and Regulatory Instruction No. 213/02, which regulate the levy of Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL) on the profits of the controlled company, Bombril Overseas Inc., which profits were accrued under and covered by the regulation from the fiscal year 1996 to 2002. The estimated amount is R$ 165,066, if only the earnings accumulated until the fiscal year 2002 are considered, and R$ 698,934, if the total equity in earnings is considered, which includes a portion of exchange gain.

16. SHAREHOLDERS' EQUITY

a. Authorized capital

The authorized capital is divided into 60,000 thousand shares, of which 20,000 thousand are common shares and 40,000 thousand are preferred shares.

b. Subscribed and paid-in capital

The Extraordinary General Meeting of April 25, 2005 approved the reverse split of common and preferred shares issued by the Company at the ratio of 1,000 shares to 1 share of the respective kind. The total of 40,754,001,774 registered shares, without par value, of which 15,395,299,000 were common shares and 25,358,702,774 were preferred shares, were converted into 40,754,002 registered shares, without par value, of which 15,395,299 were common shares and 25,358,703 were preferred shares.

c. Capital increase
(According to Significant Event Notices published on May 31 and July 16, 2007 - amounts expressed in reais).

The Board of Directors from Bombril S.A. approved the capital increase, within the authorized limit, from R$ 585,900 to R$795,142 thousand, with the increase amounting to R$ 209,242 thousand realized upon the issue of 4,604,701 common shares and 8,705,886 preferred shares of R$15.72 issue price per share. This value corresponds to the average closing price of the Company's preferred shares of the 90 trading floors previous to the resolution date, considered according to the financial volume negotiated on each of those trading floors. Issue price, which is the same for both common and preferred shares, was established in agreement with corporate law and considered by the management of Bombril S.A. as the actual and most suitable to the pricing of the Company's shares by Brazilian stock market.

Shares issued were fully subscribed and paid in by the capitalization of the receivables that parent company Newco held from Bombril S.A., which was fully settled with the operation. The remaining shareholders of Bombril S.A. had preemptive right on the shares issued due to the approved capital increase, according to the procedures set forth by article 171, § 2, Law No. 6404/1976.

The management of Bombril S.A. considers that the agreement and the capital increase disclosed to the market were highly advantageous to the Company's social interest and to other shareholders' interests, given that, among other positive outcomes, they resulted in:

(i) elimination of Bombril Group's payables in the amount of R$268,242 thousand;

(ii) increase in Bombril S.A.'s capital stock from R$585,900 thousand to R$795,142 thousand;

(iii) total receipt of receivables from Cirio Del Monte N.V. amounting to R$30,285 thousand, whose realization was considered remote, and that had a positive impact on the Company's results in 2007;

(iv) increase in shareholders' equity amounting to R$209,242 thousand.

As of June 30, 2007, capital stock totally subscribed and paid-in is divided into 54,064,589 shares, with 20,000,000 common shares and 34,064,589 preferred shares. Due to capital increase and the rules met regarding the preemptive right set forth in article 171, §2, of Law 6404/76, Newco International Ltd. now holds 20,237,271 shares issued by the Company, representing 37.4317% of capital stock, and comprising 13,072,115 common shares (65.3606% of the total of common shares), and 7,165,156 preferred shares (21.0340% of the total of preferred shares).

Preferred shares are nonvoting but will be given preference in receiving minimal dividends and guaranteed a 10% higher dividend in comparison to common shares. For other types of shares, a minimal dividend of 25% of net income is assured, adjusted according to legislation in effect.

d. American Depositary Receipts Program

On June 6, 1994, the level 1 "American Depositary Receipts" (ADR) program was initiated, approved by the Securities Exchange Commission (SEC) of the United States of America, the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Central Bank. That program confers upon holders of preferred shares of Bombril S.A. the right to deposit their shares under custody in Banco Itaú S.A., in São Paulo, and to receive American Depositary Receipts (ADR) in New York.

As of June 30, 2007, there were 331,489 preferred shares deposited at The Bank of New York, equivalent to 331,489 ADR's (American Deposit Receipts) and representing 0.61% of total capital.

e. Revaluation reserve

As of June 30, 2007 and March 31, 2007, the Company recorded reflex revaluation reserve of the controlled company Bombril Mercosul S.A., net of taxes, in the amounts of R$ 54,841 and R$ 55,464 , respectively.

17. FINANCIAL EXPENSES

	Parent company		Consolidated	
	06.30.07	06.30.06	06.30.07	06.30.06
Interest on loans	5,456	27,409	5,456	27,424
Interest on eurobonds	5,966	11,678	1,063	952
Interest on loan agreements	1,225	469	8,222	7,858
Interest on taxes installments and overdue taxes	21,447	17,642	21,854	17,679
Bank charges	1,927	3,698	1,990	3,736
Total	36,021	60,896	38,585	57,649

18. EXTRAORDINARY ITEMS – NON-OPERATING

	Parent company		Consolidated	
	06.30.07	06.30.06	06.30.07	06.30.06
Reversal of provision for losses on accounts receivable from Cirio Del Monte N.V.	32,661	-	32,661	-
Reversal of provision for losses on accounts receivable from Cragnotti & Partners Capital Investment Brasil S.A.(a)	94,156	-	-	-
Provision for losses on accounts receivable from Cirio Brasil S.A.	-	(10,378) -	-	(10,378)
Provision for losses on accounts receivable from Bombril Holding S.A.	-	(132,724)	-	(132,724)
Total	126,817	(143,102)	32,661	(143,102)

(a) refers to the reversal of the allowance for losses on accounts receivable from Cragnotti & Partners Capital Investment Brasil S.A. transferred to Bombril Overseas Inc. in the previous quarter and therefore eliminated in consolidation.

19. INSURANCE

As of June 30, 2007, the Company had insurance coverage for its assets against fire and sundry risks in amounts deemed sufficient by the Company's management to cover possible losses.

20. RESPONSIBILITIES AND LIABILITIES

As guarantees for current legal processes, supply contracts, commercial lease and related-parties obligations, the Company offered mortgages (first and junior), collaterals, lien, pledges and sureties amounting to R$379,384.

21. FINANCIAL INSTRUMENTS

As of June 30, 2007, the Company had the following financial instruments:

1. Cash equivalents, financial investments, accounts receivable and loans:

   The carrying values approximate their realizable values.

2. Investments:

Consist mainly of controlled and associated companies, accounted for under the equity method, which have strategic interest for the Company's operations. Market value considerations are not applicable.

As of June 30, 2007, the Company did not hold derivative financial instruments.

22. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

	Parent company		Consolidated	
	06.30.07	06.30.06	06.30.07	06.30.06
Net income	74,663	(179,649)	74,663	(179,649)
Income and social contribution taxes	10,661	(69)	10,024	(551)
Equity in earnings	102,648	(1,259)	-	-
Financial income, net	(1,318)	58,249	4,485	50,785
Depreciation and amortization	2,346	2,001	5,355	5,193
Non operating loss, net	(127,428)	143,101	(33,222)	143,497
TOTAL	61,572	22,374	61,305	19,275
Net sales	299,522	293,988	299,518	295,978
EBITDA on net sales and/or revenues (%)	20.6%	7.6%	20.5%	6.5%

23. STATEMENTS OF CASH FLOW

The statements of cash flow have been prepared using the indirect method based on accounting information, in accordance with instructions set forth in NPC 20 issued by IBRACON - "Brazilian Institute of Independent Auditors", considering the main transactions that had an influence on cash and cash equivalents.

	Parent company		Consolidated	
	06.30.07	06.30.06	06.30.07	06.30.06
OPERATING ACTIVITIES:				
Net income for the period	74,663	(179,649)	74,663	(179,649)
Depreciation and amortization	2,346	2,001	5,355	5,193
Allowance for doubtful accounts	(54)	(1,053)	106	(1,053)
Provision for obsolescence	51	82	51	82
Deferred income taxes	7,889	(69)	7,252	(612)
Equity	102,648	(1,258)	-	-
Net book value of permanent asset disposals	345	679	463	1,266
Extraordinary items	(126,817)	143,102	(32,661)	143,102
Provision for contingencies	3,575	3,719	3,992	2,471
Others	-	-	-	200
CHANGES IN ASSETS AND LIABILITIES:				
Accounts receivable	15,193	8,166	15,429	9,256
Inventories	(5,554)	142	9,055	872
Prepaid expenses	854	15,075	854	18,502
Recoverable taxes	(2,057)	3,525	(2,039)	3,825
Other accounts receivable	(9,105)	(1,538)	(8,214)	(1,541)
Trade accounts payable	(4,978)	(9,221)	(5,033)	(9,620)
Salaries and chardes payable	2,473	1,894	2,462	1,800
Tax liabilities	7,839	48,301	8,421	49,625
Controlled and related companies	(245,016)	12,446	(258,616)	2,935
Sundry provisions	(2,372)	(12,565)	(2,352)	(12,565)
Minority interest	-	-	(773)	-
Outras contas a pagar	3,843	4,683	(11,734)	4,619
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(174,234)	38,462	(193,319)	38,708
INVESTING ACTIVITIES:				
Securities	(15,662)	(1)	(15,662)	(1)
Additions to fixed assets	(4,298)	(2,368)	(4,298)	(2,461)
Additions to deferred charges	-	(48)	-	(48)
NET CASH USED IN INVESTING ACTIVITIES	(19,960)	(2,417)	(19,960)	(2,510)
FINANCING ACTIVITIES:				
Capital increase	209,242	-	209,242	-
Loans and financing	(19,141)	(42,494)	121	(43,149)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	190,101	(42,494)	209,363	(43,149)
DECREASE IN CASH AND CASH EQUIVALENTS	(4,093)	(6,449)	(3,916)	(6,951)
CASH AND CASH EQUIVALENTS, BEGINNING FOR THE PERIOD	12,345	13,891	12,384	14,430
CASH AND CASH EQUIVALENTS, END OF THE PERIOD	8,252	7,442	8,468	7,479

* * *

COMMENTS ON THE FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian reais, unless otherwise indicated)

Financial statements for the quarter ended June 30, 2007 had the following issues:

- Gross sales and/or revenues were 10% higher in comparison to the same period of previous year (R$225,962 against R$205,388), reflex of the market in the period and of the business strategies adopted.

- Sales volume in tonnes was 27.2% higher in comparison to the same period of previous year. That shows a market growth, reported in some sectors, as well as a more varied composition of portfolio items;

- Gross income (Net sales and/or revenues less the cost of goods sold and/or services rendered) represented 51.5% on net sales and/or revenues in the quarter, in comparison to 56.4% reported in the same period of previous year. That shows a different and wider portfolio of products between both periods analyzed.

- Sales and administrative expenses were reduced in 17.1% compared to the same period of previous year (R$59,923 against R$72,241). This reduction was mainly reported in investments in advertising and promotion, as well as in third-party services, mainly due to the new direction and control introduced into the Company's business.

- Financial expenses had a reduction of 67.8% in comparison with the same period of previous year (R$25,064 against R$77,936). That confirms a better operating performance of the Company, besides the exchange effects of the variation of Brazilian Real in relation to Euro throughout the first quarter, which affected the liability "*Euro Guaranteed Note Program*" (Note 11).

- Equity in losses of controlled companies was R$ 99,951 in the quarter, mainly due to the set up of a provision for losses with related parties amounting to R$94,156, at the fully indirect controlled company Bombril Overseas Inc. referring to receivables by that company from Cragnotti & Partners Capital Investment Brasil S.A. Such receivable, assigned by Bombril S.A. to Bombril Overseas Inc., was then provisioned at Bombril S.A., however, in the current statement this provision is reverted in the parent company, and set up in controlled company Bombril Overseas Inc.

- Operating loss in the quarter amounted to R$64,019, and net income to R$ 55,757. In the same period of previous year, those results were both negative and amounted to R$42,515 and R$180,902, respectively. It is worth noting that, except for the unusual effect in equity in earnings/losses of controlled companies mentioned in the previous paragraph, there would be an operating income amounting to R$35,932, which would reflect more reliably the Company's actual profitability arising from the actions and strategies adopted by management.

- Included in "Extraordinary items - non-operating" (Note 18) are the reversal of provisions set up, with R$94,156 mentioned in previous items, as well as R$32,661 referring to the receivable

originally by Bombril S.A. from Cirio Del Monte N.V., used in the agreement signed between the controlling shareholder Newco International Ltd. and Bombril S.A. and controlled companies, which resulted in capital increase (Notes 7.e and 16.c).

- EBITDA (earnings before income tax, depreciation and amortization) in the six-month period was R$ 61,572 (Note 22), representing 20.6% on Net sales and/or revenues of the period. In the same period of previous year, EBITDA was R$22,374, what represented 7.6% on Net sales and/or revenues. These numbers confirm the gradual improvement in Company's financial situation.

Balance sheets, comparing the final position of this quarter (June 30, 2007) with the final position of the previous quarter (March 31, 2007), had the following issues:

1. The account "Accounts receivable" at the end of the quarter amounted to R$99,474, reflecting sales in June 2007. It is worth noting that since the last quarter of 2006, the Company no longer operates with discounts on notes, another sign of the Company's financial rehabilitation and generation of cash from operations, facts that support the Company's new position.

2. The account "Inventories" rose by 21.1%, a level compatible with the current profile of sales, wider and more varied, also reflecting the new products policy.

3. Prepaid expenses mainly reflect the Investments in Advertising and Promotion already made and whose impact appears as campaigns are launched, the reason why this balance is being reduced slowly.

4. The accounts of Related Parties (receivables and payables) in parent company Bombril S.A. had a significant reduction in liabilities, from R$431,732 in the previous quarter to R$83,775 in this quarter. That fall is mainly due to the capitalization of receivables of the agreement signed between the controlling shareholder Newco International Ltd. and Bombril S.A. and controlled companies, as mentioned in Notes 7.e and 16.c.

5. Permanent Assets fell R$99,262 due to the equity in losses of controlled companies arising from the provision set up for related parties in controlled company Bombril Overseas Inc., as mentioned above. Fixed Assets rose by 2.3%, net.

6. Current Liabilities was reduced from R$201 million in March 2007 to R$189 million by the end of June 2007, mainly due to the reduction in Investments from R$ 25 million to R$ 17 million, or 32%, showing the financial rehabilitation implemented.

7. Noncurrent Liabilities remained around R$ 1,003 million by the end of June 2007. That represents stability in the obligations assumed, mainly regarding the tax area, according to the long-term rescheduling of payments established.

8. Shareholders' equity of the Company, which was negative by R$772 million by the end of the first quarter of 2007, finishes this quarter negative by R$507 million, as the result of all actions and strategies adopted by the Company, and mainly of capital increase.

COMMENTS ON THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian reais, unless otherwise indicated)

The financial statements for the year ended June 30, 2007 had the following highlights:

- Gross sales and/or revenues were 9.9% higher in comparison to the same period of previous year (R$226,005 against R$205,729), reflex of the market in the period and of the business strategies adopted.

- The sales volume in tonnes was 27.2% higher compared with the same period of the previous year, therefore indicating a growth in the market for some types of products and a wider range of portfolio items;

- Gross income (net sales minus cost of goods sold) accounted for 51.7% of net sales for the quarter ended June 30, 2007 against 56.8% reported in the same period of the previous year, expressing a different relation of products between the two periods analyzed;

- Sales and administrative expenses were reduced in 17.1% compared to the same period of previous year (R$62,119 against R$74,953). This reduction was mainly reported in investments in advertising and promotion, as well as in third-party services, mainly due to the new direction and control introduced into the Company's business.

- Financial expenses had a reduction of 57.5% in comparison with the same period of previous year (R$47,559 against R$111,831). That confirms a better operating performance of the Company, besides the exchange effects of the variation of Brazilian Real in relation to Euro throughout the first quarter, which affected the liability "*Euro Guaranteed Note Program*" (Note 11).

- Financial revenues, mainly represented by exchange variation, were reduced in comparison with the same period of previous year (R$48,662 against R$71,987), whose determining factor was the variation of Brazilian Real in relation to Euro throughout the quarter, which affected the liability "*Euro Guaranteed Note Program*" (Note 11).

- Operating income in the quarter amounted to R$29,093, and net income to R$ 55,756. In the same period of previous year, those results were both negative and amounted to R$42,396 and R$180,902, respectively.

- Included in "Extraordinary items - non-operating" (Note 18) is the reversal of the provision set up, amounting to R$32,661 referring to the receivable originally by Bombril S.A. from Cirio Del Monte N.V., used in the agreement signed between the controlling shareholder Newco International Ltd. and Bombril S.A. and controlled companies and which resulted in the capital increase (Notes 7.e and 16.c).

- EBITDA (earnings before income tax, depreciation and amortization) in the six-month period was R$ 61,305 (Note 22), representing 20.5% on Net sales and/or revenues of the period. In the same period of previous year, EBITDA was R$19.275, what represented 6,5% on Net sales and/or revenues. These numbers confirm the gradual improvement in Company's financial situation.

Consolidated balance sheets, comparing the final position of this quarter (June 30, 2007) with the final position of the previous quarter (March 31, 2007), had the following highlights:

1. The account "Accounts receivable" at the end of the quarter amounted to R$99.888, reflecting sales in June 2007. It is worth noting that since the last quarter of 2006, the Company no longer operates with discounts on notes, another sign of the Company's financial rehabilitation and generation of cash from operations, facts that support the Company's new position.

2. The account "Inventories" (R$18,115 in short term and R$54,500 in long term) was reduced by 15.4% due to the renegotiation of liabilities in direct controlled company Tevere Empreendimentos e Construções S.A., with a corresponding entry to inventories.

3. Prepaid expenses mainly reflect the Investments in Advertising and Promotion already made and whose impact appears as campaigns are launched, the reason why this balance is being reduced slowly.

4. The accounts of Related Parties (receivables and payables) in consolidated financial statements of Bombril S.A. had a significant reduction in liabilities, from R$197,771 in the previous quarter to R$40,175 in this quarter. That fall is mainly due to the capital increase (Notes 7.e and 16.c) resulting from the assignment of most part of liabilities with Cirio Group by the controlling shareholder Newco International Ltd. and converted into capital for Bombril S.A.

5. Permanent Assets remained on the same level of the previous quarter.

6. Current Liabilities was reduced from R$233 million in March 2007 to R$ 209 million by the end of June 2007. The main reasons were the reduction of the total debt with related parties, amounting to R$ 13 million, as well as the renegotiation of liabilities of direct controlled company Tevere Empreendimentos e Construções S.A.

7. Noncurrent Liabilities had a significant reduction of approximately R$ 249 million by the end of June 2007, whose reasons were mentioned above in item 4.

8. Shareholders' equity of the Company, which was negative by R$612 million by the end of the first quarter of 2007, finishes this quarter negative by R$474 million, as the result of all actions and strategies adopted by the Company, and mainly of capital increase.

01.01 - Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	Bombril SA	50.564.053/0001-03

09.01 – Interest in Controlled and/or Associated Companies

1. Item	2. Corporate Name of the Controlled/ Associated Company	3. CNPJ	4. Classification	5. % Interest in the capital of the invested company	6. % net equity of the investor
01	Brilmaq Empreend Imobiliários S.A.	57.174.385/0001-20	Closed Controlled Company	100.00	100.00

7. Company Type	8. Number of shares held in the current quarter (thousand)	9. Number of shares held in the previous quarter (thousand)
Commercial, Industry and Other Company	160,329	160,329

1. Item	2. Corporate Name of the Controlled/ Associated Company	3. CNPJ	4. Classification	5. % Interest in the capital of the invested	6. % net equity of the investor
01	Tevere Empreendimentos e Construções S.A.	57.970.592/0001-91	Closed Controlled Company	75.66	75.66

7. Company Type	8. Number of shares held in the current quarter (thousand)	9. Number of shares held in the previous quarter (thousand)
Commercial, Industry and Other Company	167,365	167,365

17.01 – Special Review Report – qualified

To the Shareholders and Management of

Bombril S.A.
São Bernardo do Campo - SP

1. We have performed a special review of the accompanying Quarterly Information of Bombril S.A. and subsidiary companies consisting of the balance sheet as of June 30, 2007, and the related income statements, performance report and relevant information for the quarter then ended, prepared under the responsibility of the Company's Management. Our responsibility is to issue a report, without expressing an opinion, on such Quarterly Information.

2. Except for the matters discussed in paragraphs 3, 4 and 5, our review was conducted in accordance with the specific standards set forth by IBRACON – Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and mainly consisted in: (a) inquiry of and discussion with the managers responsible for the accounting, financial and operating areas as to the main criteria adopted in preparing the Quarterly Information and b) review of the information and subsequent events that have or may have material effects on the financial situation and operations of the Company and its subsidiary companies.

3. The accounting records of the controlled company Bombril Overseas Inc. for the years and periods beginning January 1, 2002, were restored by the managers of the controlled company and our examinations were conducted based on copies of documents, contracts, control spreadsheets etc., filed by the parent company Bombril S.A. The original documents of Bombril Overseas Inc. were attached and are held by the Italian authorities and are unavailable, limiting the application of audit procedures deemed necessary. The attachment events are not under control of the Management of the parent company.

4. We have not received a reply concerning the direct confirmation requests of balances and transactions of the companies: C&P Overseas Ltd., Societá Sportiva Lazio, CIrio Brasil S.A., Agropecuária Cirio Ltda., C&P Capital Investment N.V., Cragnotti & Partners Capital Investment Brasil S.A., that belong to the economic group of the former controller shareholder (in judicial settlement process). If we had received these confirmations of balances and transactions, the information could have led to supplemental adjustments of the financial statements. Therefore, no adjustment to the balances with related parties was recorded in the individual financial statements.

5. Controlled company Bombril Overseas Inc. filed a precautionary action and seizure, at the Court of Luxembourg, of the Eurobonds originally issued by parent company Bombril S.A., amounting to €92,160 thousand, which are held in custody by the company Cirio Holding Luxembourg S.A. On December 31, 2006 we got a confirmation from the Company's legal counsel, but with no assessment on the probability of a favorable outcome regarding the transfer of custody of those bonds to Bombril Overseas Inc. Had we received an assessment from the Company's legal counsels, that information might reflect supplemental adjustments in the financial statements disclosed. Therefore, no adjustment was made to the individual and consolidated financial statements. As

mentioned in note 11, Bombril S.A.'s parent company, Newco International Ltd., and other companies of Cirio Group, signed a cooperation agreement with the purpose of exerting their best efforts to transfer the custody of those bonds to Bombril Overseas Inc.

6. Based on our special review, except for the possible effects that could result from the application of auditing procedures to the original accounting records mentioned in paragraph 3 and for the possible effects of the limitations mentioned in paragraph 4 and 5,. we are not aware of any material modifications that should be made to the Quarterly Information referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of Quarterly Information

7. Our special review had the purpose of issuing an opinion on the Quarterly Information referred to in paragraph 1. The statements of cash flow, which are presented along with the Quarterly Information to offer supplementary information about the Company, are not required as an integral part of the Quarterly Information, prepared according to Brazilian accounting practices. The statements of cash flow (individual and consolidated) were subject to the same special review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made to this supplemental Quarterly Information for it to be in conformity, in all material aspects, with the Quarterly Information for the six-month periods ended June 30, 2007 and 2006, taken as a whole.

8. As of June 30, 2007, the Company had current liabilities in excess of current assets amounting to R$18,050 thousand. Shareholders' deficit amounts to R$506,643 thousand. The Company's financial and economic balance depends on the continuity and success of the management's actions mentioned in Note 1. Financial statements as of June 30, 2007 do not include any adjustments related to the realization and classification of asset amounts, or the amounts and classification of liabilities that would be required if the Company were unable to continue as a going concern.

9. As described in note 12, as of June 30, 2007, although competent authorities are approving the amounts included in the Request for Extraordinary Tax Debt Installment Payment (PAEX), the debts were recorded and classified in accordance with the conditions established by the programs. Therefore, the total obligations will only be confirmed when competent authorities finish their analyses of the declared debts. The management does not expect material adjustments arising from that process.

10. As mentioned in Note 15, the Company has proceedings at legal and administrative levels, mainly of tax nature, at different stages, amounting to R$4,335,567 thousand. Based on the opinions issued by the Company's legal counsel, who consider the chance of favorable outcome possible, the Company's management decided not to set up a provision for contingencies.

11. As mentioned in Note 7, the Company has a net balance receivable from controlled company Bombril Overseas Inc. amounting to R$334,272 thousand. The realization of those receivables will depend on the effective transfer of custody of the Eurobonds to the controlled company Bombril Overseas Inc. as mentioned above in paragraph 5.

12. Individual balance sheet as of March 31, 2007, presented for comparative purposes, was reviewed by us, and the special review report dated April 27, 2007 was qualified and had emphasis-of-a-matter paragraphs similar to the issues mentioned in paragraphs 3, 4, 5, 8, 9, and 10 above. Individual income statements referring to the quarter and six-month period ended June 30, 2006, presented for comparative purposes, were reviewed by us, and the special review report dated July 18, 2006 was qualified and had emphasis-of-a-matter paragraphs similar to the issues mentioned in paragraphs 3, 4, 5, 8, 9, and 10 above, and an emphasis-of-a-matter paragraph on the uncertain realization of receivables from the former parent company Bombril Holding S.A. We also performed a special review on the consolidated balance sheet as of March 31, 2007, and the consolidated income statements for the quarter and six-month period ended June 30, 2006, for comparative purposes.

São Paulo, July 11, 2007

Daniel Gomes Maranhão Júnior

Engagement Partner

BDO Trevisan Auditores Independentes

FEDERAL PUBLIC SERVICE

CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

ITR – QUARTERLY INFORMATION BASE DATE: 06/30/2007 Corporate Legislation

COMMERCIAL, INDUSTRIAL AND OTHER COMPANY

01.01 - Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	**Bombril SA**	**50.564.053/0001-03**

TABLE OF CONTENTS

04	01	Explanatory Notes	
05	01	Comments Regarding the Company's Performance in the Quarter	
09	01	Interest in Controlled and Associated Companies	
17	01	Special Review Report	
		Brilmaq Empreend. Imobiliários S.A. Tevere Empreendimentos e Construções S.A.	

* * *

FEDERAL PUBLIC SERVICE

CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

ITR – QUARTERLY INFORMATION BASE DATE: 03/31/2007 Corporate Legislation

COMMERCIAL, INDUSTRIAL AND OTHER COMPANY

The CVM registration does not imply any appreciation over the company, being its managers responsible for the accuracy of the rendered information.

01.01 – Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	**Bombril SA**	**50.564.053/0001-03**
4. NIRE (Company's Registration Number)		
35300099711		

01.02 – Headquarters

1. Complete Address			2. District or region	
Marginal da Via Anchieta S/N Km 14			Rudge Ramos	
3. CEP [Zip Code]	4. Municipality		5. State	
09696-000	São Bern Campo		SP (State of São Paulo)	
6. Area code	7. Phone	8. Phone	9. Phone	10. Telex
011	4366-1001	4366-1001	4366-1001	7371
11. Area code	12. Fax	13. Fax	14. Fax	
011	4368-9188	4368-9188	4368-2512	
15. E-mail				
acionista@bombril.com.br				

01.03. – Investor Relations' Officer (Mailing Address with the Company)

1. Name				
Gustavo Hassum Ramos				
2. Complete Address Marginal da Via Anchieta S/N Km 14			3. District or region Rudge Ramos	
4. CEP [Zip Code] 09696-000	5. Municipality São Bern Campo		6. State SP (State of São Paulo)	
7. Area code 011	8. Phone 4366-1001	9. Phone 4366-1001	10. Phone 4366-1001	11. Telex 7371
12. Area code 011	13. Fax 4368-7371	14. Fax 4368-7371	15. Fax 4368-7371	
15. E-mail acionista@bombril.com.br				

01.04. – Reference/ Auditor

Business Year		Current Quarter			Previous Quarter		
1. Beginning	2. Ending	3. Number	4. Beginning	5. Ending	6. Number	7. Beginning	8. Ending
01/01/2007	03/31/2007	1	01/01/2007	03/31/2007	4	10/01/2006	12/31/2006
9. Name/ Corporate name of the auditor BDO Trevisan Auditores Independentes					10. CVM Code 00210-0		
11. Name of the accountant in charge Daniel G. Maranhão Jr.					12. Brazilian Registry of Individuals (CPF/MF) of the accountant in charge 070.982.868-45		

01.05. – Capital stock composition

Shares Number (Thousand)	1- Current Quarter 03/31/2007	2 – Previous Quarter 12/31/2006	3 – Equal Quarter Ex. Previous 03/31/2006
Paid-in Capital			
1. Common	15,395	15,395	15,395
2. Preferred	25,359	25,359	25,359
3. Total	40,754	40,754	40,754
Treasury			
4. Common	0	0	0
5. Preferred	0	0	0
6. Total	0	0	0

01.06. – Company's Features

1 – Company's Type Commercial, Industrial and Other Company
2 – Status Type Operating
3 – Control nature National Private
4 – Business Code 1080 – Pharmaceutical and Hygiene
5 – Main Business Industry and Commerce of Hygiene and Cleaning Products
6 – Consolidated Type Not presented

7 – Auditors' Report Type
With qualification

01.07. - Company not included in the consolidated financial statements

1. Item	2. Brazilian Registry of Legal Entities (CNPJ/MF)	3. Corporate Name

01.08. – Monetary revenues deliberated and/ or paid during and after the quarter

1. Item	2. Event	3. Approval	4. Revenue	5. Payment Beginning	6. Share type	7. Value of the revenue per share

01.09 – Capital stock subscribed and changes in the current fiscal year

1. Item	2. Alteration Date	3. Value of the capital stock (Thousand Brazilian Reais)	4. Alteration Value (Thousand Brazilian Reais)	5. Alteration Source	7. Quantity of issued shares (Thousand)	8. Price of share when issued (Brazilian Reais)

01.10. – Investors Relations' Officer

1. Date	2. Signature
11/14/2006	

FEDERAL PUBLIC SERVICE

CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

ITR – QUARTERLY INFORMATION BASE DATE: 09/30/2006 Corporate Legislation

COMMERCIAL, INDUSTRIAL AND OTHER COMPANY

01.03 – Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	**Bombril SA**	**50.564.053/0001-03**

02.01. – Assets Balance Sheet (Thousand Brazilian Reais)

1. CODE	2. DESCRIPTION	3. 03/31/2007	4. 12/31/2006
1.	Total Assets	440,904	440,756
1.01	Current Assets	145, 348	167,940
1.01.01	Cash and cash equivalents	25,365	34,111
1.01.01.01	Cash and Banks	2,187	8,809
1.01.01.02	Banks Escrow Account	7,061	3,536
1.01.01.03	Financial Investments	16,117	21,766
1.01.02	Receivables	103,084	119,258
1.01.02.01	Accounts Receivable	98,230	114,613
1.01.02.01.01	Trade bills receivable	100,941	117,482
1.01.02.01.02	(-) Discounted Trade Bills	0	0
1.01.02.01.03	(-) Allowance for doubtful accounts	(2,711)	(2,869)
1.01.02.01.04	Intercompany accounts receivable	0	0
1.01.02.02	Sundry receivables	4,854	4,645
1.01.02.02.01	Securities	0	0
1.01.02.02.02	Recoverable Taxes	2,068	1,866

1.01.02.02.03	Other Accounts Receivable	2,786	2,779
1.01.03	Inventories	14,954	12,612
1.01.04	Other	1,945	1,959
1.01.04.01	Prepaid expenses	1,945	1,959
1.02	Noncurrent assets	295,556	272,816
1.02.01	Long-term assets	34,152	9,633
1.02.01.01	Sundry receivables	8,840	0
1.02.01.02	Receivables from related parties	25,312	9,633
1.02.01.02.01	Associated Companies	0	0
1.02.01.02.02	Controlled Companies	24,785	9,178
1.02.01.02.03	Other related parties	527	455
1.02.01.03	Other	0	0
1.02.02	Permanent Assets	261,404	263,183
1.02.02.01	Investments	229,238	231,935
1.02.02.01.01	Interest in Associated Companies	0	0
1.02.02.01.03	Interest in Controlled Companies	229,238	231,935
1.02.02.02	Fixed Assets	31,426	30,210
1.02.02.04	Deferred charges	740	1,038

02.02. – Liabilities Balance Sheet (Thousand Brazilian Reais)

1. CODE	2. DESCRIPTION	3. 03/31/2007	4. 12/31/2006
2.	Total Liabilities	440,904	440,756
2.01	Current Liabilities	201,073	217,794
2.01.01	Loans and financing	25,272	32,064
2.01.02	Debentures	0	0
2.01.03	Trade accounts payable	47,933	54,588
2.01.04	Taxes, Fees and Contributions	58,687	55,955

2.01.04.01	Tax liabilities	58,687	55,955
2.01.05	Dividends Payable	0	0
2.01.06	Provisions	0	0
2.01.07	Payables to related parties	13,212	14,054
2.01.07.01	Controlled and Related Companies	13,212	14,054
2.01.08	Other	55,969	61,133
2.01.08.01	Salaries and Charges Payable	8,109	7,825
2.01.08.02	Sundry Provisions	20,915	27,089
2.01.08.03	Other Accounts Payable	1,814	1,512
2.01.08.04	Contingencies	25,131	24,707
2.02	Noncurrent Liabilities	1,011,473	1,013,512
2.02.01	Long-term Liabilities	1,011,473	1,013,512
2.02.01.01	Loans and financing	21,206	22,484
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Payables to related parties	443,832	451,188
2.02.01.04.01	Controlled and Related Companies	443,832	451,188
2.02.01.06	Other	546,435	539,840
2.02.01.06.01	Tax Liabilities	367,150	366,982
2.02.01.06.02	Trade accounts payable	1,030	1,428
2.02.01.06.03	Other Accounts Payable	28,892	27,084
2.02.01.06.04	Contingencies	120,353	118,357
2.02.01.06.05	Provision for deferred income and social contribution taxes	29,010	25,989
2.02.02	Deferred income	0	0
2.04	Shareholder's Equity	(771,642)	(790.550)
2.04.01	Paid-in Capital Stock	585,900	585,900
2.04.02	Capital Reserves	28,627	28,627
2.04.03	Revaluation Reserves	55,464	56,078

2.04.03.01	Own Assets	0	0
2.04.03.02	Controlled/ Associated Companies	55,464	56,078
2.04.04	Profit Reserves	0	0
2.04.04.01	Legal reserve	0	0
2.04.04.02	Statutory reserve	0	0
2.04.04.03	Reserve for Contingencies	0	0
2.04.04.04	Unrealized profit reserve	0	0
2.04.04.05	Accumulated income	0	0
2.04.04.06	Special reserve for Non Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained earnings/ Accumulated deficit	(1,441,633)	(1,461,155)

03.01. – Income Statements (Thousand Brazilian Reais)

1. CODE	2. DESCRIPTION	3. 01/01/2007 to 31/03/2007	4. 01/01/2007 to 31/03/2007	5. 01/01/2006 to 31/03/2006	6. 01/01/2006 to 03/31/2006
3.01	Gross Sales and/or Revenues	187,454	187,454	196,031	196,031
3.02	Deductions	(52,585)	(52,585)	(52,493)	(52,493)
3.03	Net Sales and/ or Revenues	134,869	134,869	143,538	143,538
3.04	Cost of goods sold and/or services rendered	(65,210)	(65,210)	(63,854)	(63,854)
3.05	Gross Income	69,659	69,659	79,684	79,684
3.06	Operating Expenses	(47,744)	(47,744)	(73,786)	(73,786)
3.06.01	Sales	(36,389)	(36,389)	(52,354)	(52,354)
3.06.01.01	Personnel	(6,354)	(6,354)	(6,794)	(6,794)
3.06.01.02	Advertising	(5,690)	(5,690)	(14,366)	(14,366)
3.06.01.03	Sales Promotions	(10,850)	(10,850)	(15,817)	(15,817)
3.06.01.04	Freight	(9,452)	(9,452)	(10,637)	(10,637)
3.06.01.05	Allowance for doubtful accounts	0	0	0	0

3.06.01.06	Third Party Services	(709)	(709)	(939)	(939)
3.06.01.07	Travel	(877)	(877)	(847)	(847)
3.06.01.08	Rental	(1,127)	(1,127)	(1,162)	(1,162)
3.06.01.09	Other	(1,270)	(1,270)	(1,792)	(1,792)
3.06.02	General and administrative expenses	(7,857)	(7,857)	(12,604)	(12,604)
3.06.02.01	Personnel	(4,786)	(4,786)	(5,977)	(5,977)
3.06.02.02	Third Party Services	(1,561)	(1,561)	(3,978)	(3,978)
3.06.02.03	Depreciation/ Amortization	(286)	(286)	(226)	(226)
3.06.02.04	Energy and Communication	(171)	(171)	(267)	(267)
3.06.02.05	Sundry Materials	(92)	(92)	(99)	(99)
3.06.02.06	Travel	(27)	(27)	(352)	(352)
3.06.02.07	Rental	(366)	(366)	(205)	(205)
3.06.02.08	Other	(568)	(568)	(1,500)	(1,500)
3.06.03	Financial expenses (revenues)	(4,285)	(4,285)	(8,789)	(8,789)
3.06.03.01	Financial Revenues	14,768	14,768	20,670	20,670
3.06.03.01.01	Financial Revenues	1,134	1,134	1,191	1,191
3.06.03.01.02	Exchange gain	13,634	13,634	19,479	19,479
3.06.03.02	Financial Expenses	(19,053)	(19,053)	(29,459)	(29,459)
3.06.03.02.01	Financial Expenses	(19,053)	(19,053)	(29,459)	(29,459)
3.06.03.02.02	Exchange loss	0	0	0	0
3.06.04	Other Operating Revenues	4,974	4,974	13,893	13,893
3.06.04.01	Other Operating Revenues	4,974	4,974	13,893	13,893
3.06.05	Other Operating Expenses	(1,550)	(1,550)	(7,797)	(7,797)
3.06.05.01	Other Operating Expenses	(1,323)	(1,323)	(6,322)	(6,322)
3.06.05.02	Employees' profit sharing expenses	(227)	(227)	(1,475)	(1,475)
3.06.06	Equity in losses of controlled companies	(2,697)	(2,697)	(6,135)	(6,135)
3.07	Operating Income	21,915	21,915	5,898	5,898

3.08	Nonoperating Income	631	631	0	0
3.08.01	Other nonoperating revenues	1,319	1,319	0	0
3.08.02	Other nonoperating expenses	(688)	(688)	0	0
3.09	Income before Taxation/ Interest	22,546	22,546	5,898	5,898
3.10	Provision for Income and Social Contribution Taxes	(618)	(618)	0	0
3.11	Deferred income tax	(3,022)	(3,022)	(4,645)	(4,645)
3.12	Statutory Interest/ Contributions	0	0	0	0
3.12.01	Interest	(229)	(2,598)	(1,599)	(4,014)
3.12.01.01	Employees	(229)	(2,598)	(1,599)	(4,014)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity Capital	0	0	0	0
3.15	Net Income/ Loss	18,906	18,906	1,253	1,253
	SHARES NUMBER, EXCEPT TREASURY (THOUSAND)	40,754	40,754	40,754	40,754
	EARNINGS PER SHARE	0,46391	0,46391	0,03075	0,03075
	LOSS PER SHARE	0,00000	0,00000	0,00000	0,00000

04.01 – Explanatory Notes

BOMBRIL S.A.

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS FOR THE QUARTER ENDED MARCH 31, 2007

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

1. OPERATIONS

Bombril S.A. (the "Company") operates in the hygiene and cleaning industry, manufacturing industrial and domestic consumer goods, among which the following is highlighted: steel wool, liquid detergent, soaps, disinfectants, cleaners, laundry detergents, fabric softeners and others.

In July 2003, its indirect parent company, Cirio Finanziaria S.p.A. and its direct parent company, Bombril Holding S.A. – on Judicial Recovery (hereinafter referred to as the "Bombril Holding S.A.") had the control of Bombril S.A. suspended due to the judicial execution filed by Newco International Ltd., a company controlled by Ronaldo Sampaio Ferreira. Since July 28, 2003, the trustee, appointed pursuant to the legal usufruct on 100% of the Company's common shares, elected the Board of Directors and the Audit Committee, in the course of the Annual General Meetings.

On May 29, 2006 the Judicial Recovery Plan of Bombril Holding S.A. was approved. Under the plan, Cirio Finanziaria S.p.A. transferred to Newco International Ltd. the interest of 86.71% in the capital stock of Bombril Holding S.A., and Bombril Holding S.A. transferred to Newco International Ltd. shares representing 55% of the voting capital of the Company, corresponding to 20.78% of the total capital stock.

On June 8, 2006, by means of a judicial decision, the termination of the judicial Management in the Company was declared, and an Extraordinary General Meeting was called for July 7, 2006, for the removal of part of the members of the Board of Directors and the Audit Committee and election of the respective replacements, to form the new Company's Management. Thus, the previous Management remained in office until July 7, 2006.

In this manner, the control structure of the Company at that moment became the following:



Newco International Ltd.
Reserva
86,7138%
13,2862%
55%
(Capital
Votante)
Bombril Holding
45%
(Capital
Votante)
Bombril S.A.

Key:

Capital Votante – Voting Capital

Reserva - Reserve

Since the new Company's Management took office, they have been conducting verifications and thorough studies regarding several items of its financial statements, especially those regarding transactions with parties related to the former controlling shareholder, the indirect controlled company Bombril Overseas Inc. and the Guaranteed Notes Program. Possible reflections of these verifications and studies on the financial statements of the Company will be promptly disclosed to the market.

In this first quarter of the new Management, it was possible to implement measures of great importance for the reestablishment of the Company's economic and financial balance, financial position and cash generation and for the operating restructuring of the Company.

The main actions performed by Management have been the following:

(i) Implemented a vigorous cost-cutting program including the review of all contracts in effect, renegotiation of the main cost and expense items and strengthening of internal controls;

(ii) Performed a thorough qualitative review of business policies, seeking better relations with customers and profitability of products;

(iii) Restructured the Company's financial indebtedness, stopping to raise funds through factoring and obtaining, when necessary, short-term and medium-term bank financing;

(iv) Resumed payment of all taxes falling due and refinanced all federal tax debts by registering the Company with the Extraordinary Tax Debt Installment Payment Program – PAEX, established by Executive Act No. 303, of June 29, 2006.

2. BASIS OF PRESENTATION

The financial statements that are being presented have been prepared in accordance with the Brazilian Corporation Law and according to the accounting practices adopted in Brazil and supplemental provisions of the Brazilian Securities and Exchange Commission – CVM.

3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a. Cash and cash equivalents

The financial investments are stated at purchase cost, plus income earned through the balance sheet date.

b. Allowance for doubtful accounts

The allowance for doubtful accounts is established based on the individual analysis of receivables, in an amount deemed sufficient to cover possible losses.

c. Inventories

Inventories are stated at average cost of acquisition or production, lower than replacement or realizable values.

d. Investments

Investments in controlled and associated companies are accounted for under the equity method. Other investments are carried at acquisition cost and reduced by allowances to adjust to market value.

e. Fixed Assets

Fixed assets are stated at acquisition cost, plus revaluations, monetarily restated through December 31, 1995. The depreciations are computed by the linear method, based on the estimated assets class life.

f. Assets and Liabilities subject to monetary restatement

Accounts subject to restatement are updated based on the indexes defined legally or in agreement.

g. Transactions in foreign currency

Transactions in foreign currency are accounted for at the exchange rate of the day of the transaction. Assets or liabilities in foreign currency are converted using the exchange date of the balance sheet date. The exchange variations are recognized in the income statements as they occur.

h. Any other current and noncurrent assets

All other current assets and noncurrent assets are stated at cost or realizable value, including income earned, when applicable.

i. Loans

These are restated based on monetary and exchange variations, and include the respective charges incurred to the balance sheet date.

j. Provision for income tax and social contribution

It is computed based on the provisions of the legislation in force at the applicable rate. Deferred tax liabilities were recognized on net exchange variations originated from foreign loans that are taxed on a cash basis.

k. Provisions for contingencies

Provisions for contingencies related to labor, tax, civil, commercial and environmental litigation, in judicial and administrative courts, are based on legal advice and Management's best estimate as to the likely outcome of the outstanding matters at the balance sheet date.

l. Any other current and noncurrent liabilities

The remaining current noncurrent liabilities are stated at known or payable amounts, plus the related charges and exchange and monetary variations, where applicable.

m. Use of estimates

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

n. Employees' profit sharing

The Company maintains a profit sharing plan that provides its employees the right to a share of profits. Accruals are made to recognize the employees' profit sharing.

o. Earnings (loss) per share

The earnings (loss) per share is calculated based on the number of shares outstanding at the balance sheet date.

p. Financial statement of the previous period

Certain reclassifications have been made in the financial statements for the year ended December 31, 2006 and the quarter ended March 31, 2006 to conform with the 2007 presentation.

4. CASH AND CASH EQUIVALENTS

	3.31.2007	12.31.2006
Cash and banks	9,248	12,345
Financial investments	16,117	21,766
Total	25,365	34,111

As of March 31, 2007, the Company has the amount of R$ 7,060 in current account linked to the loan transactions called "guarantee account" (R$ 3,536 as of December 31, 2006).

5. ACCOUNTS RECEIVABLE

	3.31.2007	12.31.2006
Trade bills receivable	100,941	117,482
(-) Allowance for doubtful accounts	(2,711)	(2,869)
Total	98,230	114,613

In order to reduce the credit risk, the Company carries out a thorough analysis of the customers' credit standing. In the event of default, the Company adopts the procedure of direct collection from the customer, outsourcing of collection and in some cases, judicial collection.

6. INVENTORIES

	3.31.2007	12.31.2006
Finished goods	7,301	5,275
Work in process	1,400	1,288
Raw materials	4,021	3,705
Package materials	3,180	3,151
Provision for obsolescence	(1,075)	(904)
Others	127	97
Total	14,954	12,612

7. RECOVERABLE TAXES

	3.31.2007	12.31.2006
State VAT (ICMS) recoverable	2,012	1,866
Other	56	-
Total	2,068	1,866

8. CONTROLLED AND ASSOCIATED COMPANIES

a. Parent company

a.1. Assets

Business Coorporations	3.31.2007	12.31.2006	Interest and restatement	Guarantee	Maturity
Bombril Overseas Inc. (*)	32,719	32,719	100% of CDI**	Cragnotti & Partners Capital Investment Brasil S.A.	6/30/2003
Cragnotti & Partners Capital Investment Brasil S.A. (*) (b)	-	94,156	100% of CDI	Cirio Holding S.p.A.	6/30/2003
Bombril Overseas Inc. (*) (b)	94,156	-	100% of CDI	Cirio Holding S.p.A.	6/30/2003
C & P Overseas Ltd. (*)	183,142	183,142	100% of CDI	Cragnotti & Partners Capital Investment Brasil S.A.	12/31/2003
Cirio Del Monte N.V. (b)	-	32,662	Euro var.	Cirio Finanziaria S.p.A.	7/31/2003
Bombril Overseas Inc. (b)	32,662	-	Euro var.	Cirio Finanziaria S.p.A.	7/31/2003
Cirio Brasil S.A.	12,678	12,678	100% of CDI	Bombril Holding S.A.	6/30/2003
Brilmaq Empreendimentos Imobiliários S.A. (b)	16,759	2,811	-	Cirio Holding S.p.A.	12/31/2003
Bombril Overseas Inc. (b)	1,669	-	-	Cirio Holding S.p.A.	12/31/2003
Pronto S.A.	6,357	6,367	-	There is no guarantee	Indefinite
Tevere Empr. Constr. S.A.	527	455	100% of CDI + 2.2% per month	There is no guarantee	Indefinite
Sub-total	380,669	364,990			
Allowance for losses (c)	(355,357)	(355,357)			
Total	25,312	9,633			

(*) Amounts restated through June 30, 2003
(**) Interbank rate

a.2. Liabilities

Business Coorporations	3.31.2007	12.31.2006	Interest and restatement	Guarantee	Maturity
Bombril Overseas Inc.	378,224	385,256	See note 12	Cirio Holding S.p.A.	See note 12
Società Sportiva Lázio	18,845	19,322	Euribor Quart. + 3.2% p.a.	There is no guarantee	Automatically renewable
Bombril Mercosul S.A.	46,737	46,589	-	Bombril Holding S.A.	6/30/2003
Agropecuária Cirio Ltda	141	137	100% of CDI	There is no guarantee	Indefinite
Cirio Finanziaria S.p.A.	13,097	13,938	Libor Quarter. + 3.2% p.a.	There is no guarantee	11/11/2003
Total	457,044	465,242			
Current	13,212	14,054			
Non current	443,832	451,188			

b. Assignment of receivables from related parties

On March 19, 2007, the Company transferred to Bombril Overseas Inc., its wholly-owned indirectly controlled company, all receivables from Cragnotti & Partners Capital Investment S.A. and Cirio Del Monte N.V. and R$ 1,669 of receivables from Brilmaq Empreendimentos Imobiliários S.A., its wholly-owned directly controlled company.

On a conservative basis, the Company maintained the allowance for losses on the respective receivables.

c. Allowance for losses on receivables from related parties

Pursuant to the insolvency status confirmation of Cirio Finanziaria S.p.A. and its parent company, Cirio Holding S.p.A., the Management of Bombril S.A., pursuant to article 183, item I, Law No. 6.404/76, and the CVM Guidance Opinion No. 21, of December 27, 1990, decided to establish the provision on June 30, 2003, to cover the possible losses on the realization of credit rights that the Company has against the company declared insolvent.

Thus, the provisions were established for related parties that do not show evidences that they can settle their debts, such as Cragnotti & Partners Capital Investment N.V., C&P Overseas Ltd., Cragnotti & Partners Capital Investment Brasil S.A. and Cirio Brasil S.A.. For purposes of presentation, we have also included below the values of Bombril Overseas Inc., a wholly-owned controlled company.

The Company's Management seeks all legal means to recover the credits against related parties, in the amount of R$ 1,272,510.

The allowances for losses on receivables from related parties are shown below:

Companies	Bombril S.A.	Bombril Overseas Inc
C&P Overseas Ltd.	183,142	645,657
C&P Capital Invest. NV	-	304,215
Bombril Overseas Inc	159,537	-
Cirio Brasil S.A.	12,678	-
Total	355,357	949,872

d. Qualification

Management appointed Italian legal advisors, who arranged for the qualification of receivables from related parties in the amount of R$ 110,353, before the Court of Rome, as follows:

Companies	Bombril S.A.
Cragnotti & Partners Cap. Inv. Brasil S.A	70,462
Cirio Del Monte N.V	38,215
Brilmaq Empreendimentos Imobiliários S.A.	1,676
Total	110,353

The receivables above were qualified with the purpose of guaranteeing the rights of the Company, however in the Italian legal advisors' opinion, the possibility of realizing the receivables is remote.

e. Bombril S.A. credit with Bombril Holding S.A.

The Company was holder of past due credit to be received from its parent company Bombril Holding S.A.. Under the Judicial Recovery Plan of Bombril Holding S.A., approved on May 29, 2006, the settlement of this credit by accord and satisfaction through the transfer by Bombril Holding S.A. of 167,365,160 shares of Tevere Empreendimentos e Construções S.A. representative of 75.66% of its capital was established in favor of the Company.

On December 21, 2006 a private instrument of acquittance was signed between the parties, whereby 167,365,160 shares of Tevere Empreendimentos e Contsurções S.A. representative of 75.66% of its capital were transferred to Bombril S.A. Its assets were valued at R$ 20,096 as mentioned in the explanatory note Nº 9.

f. Confirmation of balances with related parties

The Company's Management did not find enough and suitable elements for confirming the balances of assets and liabilities regarding transactions with the following parties related to the former controlling shareholder: Cragnotti & Partners Capital Investment Brasil S.A., C & P Overseas Ltd., as well as with the controlled company Bombril Overseas Inc. Specifically concerning Bombril Overseas Inc., part of the documents of this company have been seized and are currently held by the Italian authorities, being therefore unavailable.

9. INVESTMENTS

a. Investment values

	3.31.2007	12.31.2006
Brilmaq Empreendimentos Imobiliários S.A.	214,845	216,730
Tevere Empreendimentos e Construções S.A.	14,393	15,205
Total	229,238	231,935

On October 1st, 2005, Bombril S.A. increased its investments in Brilmaq Empreendimentos Imobiliários S.A., a wholly-owned directly controlled company of Bombril S.A., conferring upon it 100% of its interest in the companies Bombril Mercosul S.A. and Bombril Overseas Inc.

On December 21, 2006 a private instrument of acquittance was signed between the parties, whereby 167,365,160 shares of Tevere Empreendimentos e Construções S.A. representative of 75.66% of its capital were transferred to Bombril S.A. Its assets were valued at R$ 20,096

b. Investment operation in the parent company

	Balance as of 12.31.2006	Equity in loss	Balance as of 3.31.2007
Brilmaq Empreendimentos Imobiliários S.A	216,730	(1,885)	214,845
Tevere Empreendimentos e Construções S.A	15,205	(812)	14,393
	231,935	(2,697)	229,238

10. FIXED ASSETS

	Annual depreciation rate (%)	Restated cost	Accumulated depreciation	3.31.2007 Net	12.31.2006 Net
Buildings	2 to 4	248	(46)	202	204
Facilities	10	6,755	(902)	5,853	5,737
Machinery and equipment	4 to 33	17,503	(7,139)	10,364	10,947
Furniture and fixtures	10	1,212	(538)	674	679
Vehicles	20	115	(89)	26	91
Data processing equipment	20	2,033	(1,299)	734	787
Software	20	2,290	(1,076)	1,214	1,324
Brands and patents	10	2,790	(591)	2,199	1,881
Construction in progress		7,817	-	7,817	6,192
Other assets	0 to 33	2,445	(102)	2,343	2,368
Total		43,208	(11,782)	31,426	30,210

11. TRADE ACCOUNTS PAYABLE

	3.31.2007	12.31.2006
Suppliers	36,681	39,555
Suppliers - renegotiation (a)	12,282	16,461
Total	48,963	56,016
Current	47,933	54,588
Non current	1,030	1,428

(a) In the fiscal year ended on December 31, 2003, the Company renegotiated with its suppliers the debt existing in that period to make monthly payments within up to 60 months incurring finance charges lower than market ones. That agreement has been regularly carried out.

12. LOANS

a. Composition

	Average Annual Charges %	3.31.2007	12.31.2006
In foreign currency:			
"Guaranteed Note Program" (*)	8 to 9.25	25,861	26,386
In local currency:			
Loans for Working Capital	21.8	20,617	28,162
Total		46,478	54,548
Current		25,272	32,064
Long-term		21,206	22,484

(*) Eurobonds

As the minutes of the meeting of the staff of officers of February 5, 1999, a program by the name of "Euro 200.000 guaranteed note program" was unanimously approved for the issue of notes overseas with indefinite term, with the Italy-based company, Cirio Holding S.p.A., acting as the guarantor, and Bozano Simonsen Limited as arranger and lead manager.

With a guaranteed and authorized total of € 200 million, two tranches of notes were issued. On February 18, 1999, the first tranche (Series 1) was issued in the amount of € 40 million, with interest rate of 8% per year and maturity on February 18, 2007. The second tranche (Series 2) was issued on May 27, 1999, in the amount of € 60 million, with rate of 9.25% per year and maturity on May 27, 2007.

From the two note issuances total, approximately 94% of Series 1 and 91% of Series 2 are held by the controlled company Bombril Overseas Inc., whose custody transfer process is ongoing. On March 3, 2005, through judicial order overseas, the attachment of securities to Bombril Overseas Inc. was determined to the current custodian (BNP Paribás). Due to the judicial decision pronounced in action of Círio Holding Luxembourg involving such securities, the custody transfer of it to Bombril Overseas Inc was not possible yet. The definite ownership of these securities depends on the solution of these judicial lawsuits overseas. The Company's Management will study alternatives with the objective of equalizing the bond with its controlled company when the definite transfer of securities occurs.

In March 2004, the Company presented to the investors of the Notes Series 1 the following renegotiation proposals:

- Extension of the principal amount payment, with the respective payment beginning in 2007 and ending in 2011, in eight half-yearly installments.

- Payment of interest in 12 half-yearly installments, from August 2005, with an additional 1% of interest described in the agreement, exclusively for the period between February 2004 and February 2005.

- The interest assessment ceases in February 2007, notwithstanding the extension of the settlement term of the principal value.

- Elimination of the put option clause.

The renegotiation proposal obtained approval of the investors of Notes Series 1 (€ 40 million), on March 30, 2004. In that series, the securities held by the controlled company, Bombril Overseas Inc., totalized € 37.5 million, and the remaining are in the market, in the amount of € 2.5 million.

In April 2004, the Company presented to the investors of the Notes Series 2 the renegotiation proposal, as described below:

- Extension of the principal value payment, with the respective payment beginning in 2007 and ending in 2011, in eight half-yearly installments.

- Payment of interest in 13 half-yearly installments, from May 2005, with an additional 1% of interest described in the agreement, exclusively for the period between May 2004 and May 2005.

- The interest assessment ceases in May 2007, notwithstanding the extension of the settlement term of the principal amount.

The renegotiation proposal obtained approval of the investors of Notes Series 2 (€ 60 million), on April 27, 2004. In that series, the securities held by the controlled company, Bombril Overseas Inc. totalized € 54.7 million, and the remaining are in the market, in the amount of € 5.3 million.

b. Guarantees

The loans in local currency are guaranteed by future sales receivables, accounts receivable and pledge of products.

13. TAX LIABILITIES

	Current		Non current	
	3.31.2007	12.31.2006	3.31.2007	12.31.2006
PAEX	34,249	32,298	311,031	308,684
PAES - Special Tax Debt Installment Payment Program	1,910	1,887	14,428	14,567
Installment Payments – Others	13,474	13,273	41,691	43,731
Taxes and charges payable	9,054	8,497	-	-
Total	58,687	55,955	367,150	366,982

The Company opted for the Special Tax Debt Installment Payment Program – PAES, established by the Federal Government under Law no. 10.684, of May 31, 2003, which aims to promote the regulation of tax and social security debts with maturities up to February 28, 2003. Formalization of the option occurred on July 31, 2003, when the Company filed the PAES Declaration.

On September 14, 2006, the Company required on a definitive basis its exclusion from the Special Payment in Installments of the Federal Revenue Service - SRF and formalized the option for the payment in 130 monthly installments under the Extraordinary Tax Debt Installment Payment Program – PAEX, pursuant to Executive Act No. 303 dated June 29, 2006. The migration from PAES to PAEX was necessary due to the several delays in the payments of federal taxes occurred between the periods of August 2004 and May 2006, which could make the Company be at any time excluded from PAES, under Article 7 of Law No. 10.684 of May 31, 2003. The exclusion would cause the anticipated maturity of the debt in the amount of R$ 310,676, plus the differential between the regulatory fine and the program's benefits. This migration generated an increase in the tax debt consolidated under PAEX by the amount of R$ 46,522.

At the same date, based on the Executive Act No. 303, dated June 29, 2006, the Company filed a request with the Federal Revenue Service to join the PAEX and pay taxes not collected in the period between August 2004 and December 2005 in 120 months. Additionally, the debts in arrears of the calendar year 2006 were divided in 60 installments with the Attorney General Office of the National Treasury - PGFN and the Federal Revenue Service - SRF, under the Joint Directive PGFN/ SRF No. 2, dated October 31, 2002 and the Regulatory Instruction No. 663, dated July 21, 2006, respectively.

Consequently to the Company' adhesion to PAEX of the Federal Revenue Service and to the regulated payment in installments under the Regulatory Instruction No. 663 of July 21, 2006, the balances of payment in installments as of March 31, 2007, to be paid in 130, 120 and 60 months from September 2006, are R$ 288,119, R$ 57,161 and R$ 46,271, respectively.

The Extraordinary Installment Payment in 130 months will incur interest corresponding to the monthly variation of Long Term Interest Rate and the Extraordinary Installment Payment in 120 months, as well as the installment payments in 60 months obtained with the Federal Revenue Service will incur interest corresponding to the monthly variation of the rate of the Central Bank Overnight Rate (SELIC).

The remaining balance of PAES of the Social Security Authority (INSS) on March 31, 2007 is R$ 16,338. The Company has been making the payments based on an 1/180 of the total debt or 1.5% of the gross revenue corresponding to the month immediately before the installment's maturity, whichever is higher, plus interest corresponding to the monthly variation of long term interest rate. The debts presented for the consolidation are being paid since July 2003. These debts installments, paid up to March 31, 2007, totalize R$ 6,404.

Notwithstanding the fact that PAES and PAEX amounts had not been approved by the date these financial statements were presented, the declared debt was accounted for and classified assuming the settlement terms set forth in the program, expecting for a suitable reconciliation and resolution for this matter.

The balances for social charges and tax installment payments as of March 31, 2007 include interest of 1% per month, incurred through the date and, for some cases SELIC.

The tax contributions and charges assessed and collected or to be collected by the Company, as well as the respective tax returns, the accounting, tax and corporate records are liable to examination by the tax authorities during the varied prescription terms, according to applicable legislation.

14. TAX LOSSES TO OFFSET AND DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION TAXES

a) Tax losses

Notwithstanding the provision of CVM Instruction No. 371/02, the Company did not recognize the deferred tax credit on temporary differences and tax losses and negative social contribution tax basis. As of March 31, 2007, the tax losses and accumulated negative social contribution tax bases, for which there are no expiration dates for utilization, totaled respectively R$ 321,903 and R$ 330,834.

b) Deferred income and social contribution taxes

The deferred income and social contribution taxes of the parent company are computed based on the loans and financing overseas and the taxation is reflected on a cash basis, as provided in Article 30 of Executive Act No. 2.158-35/2001.

	3.31.2007	12.31.2006
Exchange losses	121,891	109,191
Offset 30%	(36,567)	(32,757)
Tax basis	85,324	76,434
Deferred income and social contribution taxes	29,010	25,989

15. SUNDRY PROVISIONS

	3.31.2007	12.31.2006
Advertising and marketing	8,877	15,594
Freight	5,668	6,414
Employees' profit sharing	244	24
Payroll	2,432	1,573
Allowance for receivable losses	2,284	2,284
Other	1,410	1,200
Total	20,915	27,089

16. CONTINGENCIES

The Company, in the normal course of its activities, is subject to lawsuits of tax, labor, civil and environmental nature. The Company, supported by its legal advisors' opinion and, when applicable, based on specific opinions issued by experts at the same date, evaluates the expected outcome of the ongoing proceedings and determines whether recording a provision for contingencies is necessary.

On March 31, 2007, the amount of R$ 145,484 is provisioned, which, in the Management's opinion, based on its legal advisors' opinion, drawn up on December 31, 2006, is sufficient to cover the losses expected on the outcome of the ongoing proceedings.

	3.31.2007	12.31.2006
Labor Contingencies	7,920	9,504
Tax Contingencies	121,764	118,357
Civil Contingencies	15,800	15,203
Total	145,484	143,064
Current	25,131	24,707
Non current	120,353	118,357

Labor Contingencies

As of March 31, 2007, the Company was a defendant in labor lawsuits, with the most diverse characteristics and in several phases of the process stage. Based on the opinions issued by the Company's legal advisors and the expected favorable outcome of some judgments and negotiations that shall occur, the provisioned amount of R$ 7,920, net of R$ 1,336 regarding escrow deposits and judicial blockades (R$ 9,504 as of December 31, 2006) is considered sufficient by Management to cover expected losses.

Civil Contingencies

As of March 31, 2007, the Company was a defendant in civil lawsuits with the most diverse characteristics and in several phases of the process stage. Based on the opinions issued by the Company's legal advisors and the expected success of some judgments and negotiations that shall occur, the provisioned amount of R$ 15,800, net of R$ 75 regarding escrow deposits and judicial blockades (R$ 15,203 as of December 31, 2006) is considered sufficient by Management to cover expected losses.

Tax Contingencies

The Company has been questioning in judicial and administrative courts the constitutionality of the nature, calculation base, rate changes and expansion of the calculation base of some taxes, charges and social contributions, with the intention of guaranteeing the non-payment or recovery of past payments. The Company obtained preliminary order not to collect or offset payments of taxes and charges and social contributions, in the amount of R$ 121,764, net of R$ 2,800 regarding escrow deposits (R$ 118,357 as of December 31, 2006), monetarily restated at the SELIC rate. The amounts of non-paid taxes, based on preliminary judicial orders, are provisioned and restated until a final order is obtained. The main ongoing process of tax nature is the following:

a. Federal VAT – IPI

The Company obtained restraining order securing the IPI credit right for the acquisitions of raw material exempt from or subject to zero rate. The amount of those credits offset against portions falling due or overdue of the same tax, restated at SELIC up to March 31, 2007, is R$ 93,760 (R$ 92,387 as of December 31,2006).

Additionally, the Company is subject to lawsuits of tax, labor, civil and environmental nature in several phases of the process stage. Those lawsuits determine a maximum risk of R$ 4,265,847. The success likelihood in those lawsuits was considered by the legal advisors as possible and, based on that opinion, the Company decided not to set up provision for contingencies for those lawsuits.

The natures of the main lawsuits are the following:

- Securities Purchase and Sales

Tax assessment notice drawn up by the Brazilian Federal Revenue in 2003, 2004 2005 and 2006 in the amount of R$ 3,302,719, regarding the withholding income tax levied on sales and purchase of securities issued overseas (T-Bills, T-Bonds, Argentine Global Bonds etc.) made between the years 1998 and 2001.

- Taxation over the Parent Company's Profits Overseas

The Company, on April 22, 2003, filed a writ of mandamus with a petition seeking a preliminary order. Such document judicially discusses the constitutionality of the Executive Act No. 2158-35/01 and Regulatory Instruction No. 213/02, which regulate the levy of Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL) on the profits of the controlled company, Bombril Overseas Inc., which profits were accrued under and covered by the regulation from the fiscal year 1996 to 2002. The estimated amount is R$ 163,138, if only the earnings accumulated until the fiscal year 2002 are considered, and R$ 690,772, if the total equity in earnings is considered, which includes a portion of exchange gain.

17. SHAREHOLDERS' EQUITY

a. Authorized capital

The authorized capital is divided into 60,000 thousand shares, of which 20,000 thousand are common shares and 40,000 thousand are preferred shares.

b. Subscribed and paid-in capital

The Extraordinary General Meeting of April 25, 2005 approved the reverse split of common and preferred shares issued by the Company at the ratio of 1,000 shares to 1 share of the respective kind. The total of 40,754,001,774 registered shares, without par value, of which 15,395,299,000 were common shares and 25,358,702,774 were preferred shares, were converted into 40,754,002 registered shares, without par value, of which 15,395,299 were common shares and 25,358,703 were preferred shares.

As of March 31, 2007, the subscribed and paid-in capital is divided into 40,754,002 shares, of which 15,395,299 were common shares and 25,358,703 were preferred shares.

The preferred shares have no voting rights, but they have the preference right in the receipt of minimum dividends and guarantee of a dividend 10% higher than the dividend paid to holders of common shares. For shares of any kind, a minimum dividend of 25% of the net income for the fiscal year is guaranteed, adjusted under the legislation in effect.

c. American Depositary Receipts Program

On June 6, 1994, the level 1 "American Depositary Receipts" (ADR) program was initiated, approved by the Securities Exchange Commission (SEC) of the United States of America, the Brazilian Securities and Exchange Commission (CVM) and the Brazilian Central Bank. That program confers upon holders of preferred shares of Bombril S.A. the right to deposit their shares under custody in Banco Itaú S.A., in São Paulo, and to receive American Depositary Receipts (ADR) in New York.

As of March 31, 2007, 587,489 preferred shares, which are equivalent to 587,489 ADRs, are deposited with the Bank of New York, representing 1.44% of the total capital.

d. Revaluation reserve

As of March 31, 2007 and December 31, 2006, the Company recorded reflex revaluation reserve of the controlled company Bombril Mercosul S.A., net of taxes, in the amounts of R$ 55,464 and R$ 56,078, respectively.

18. INSURANCE

As of March 31, 2007, the Company has insurance coverage against fire and sundry risks for its assets, for values deemed sufficient by the Company's Management for the coverage of potential operating risks.

19. RESPONSIBILITIES AND LIABILITIES

As a guarantee of the ongoing lawsuits, product supply agreements, lease and related companies' liabilities, mortgages (all types), sureties, pledge, escrow and guarantees were offered, in the amount of R$ 319,905.

20. FINANCIAL INSTRUMENTS

As of March 31, 2007, the Company had the following financial instruments:

1. Cash equivalents, financial investments, accounts receivable and loans:

   The carrying values approximate their realizable values.

2. Investments:

   Consist mainly of controlled and associated companies, accounted for under the equity method, which have strategic interest for the Company's operations. Market value considerations are not applicable.

As of March 31, 2007, the Company did not hold derivative financial instruments.

21. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

	31.03.07	31.03.06
Net income	18,906	1,253
Income and social contribution taxes	3,640	4,645
Equity in earnings	2,697	6,135
Financial income, net	4,285	8,789
Depreciation and amortization	1,175	961
Non operating loss, net	(631)	-
TOTAL	30,072	21,783
Net sales	134,869	143,538
EBITDA on net sales (%)	22.3%	15.2%

COMMENTS REGARDING THE FINANCIAL STATEMENTS
(Amounts in thousands of Brazilian reais, unless otherwise indicated)

The financial statements for the year ended March 31, 2007 had the following highlights:

- Gross sales for the quarter ended March 31 were 4.4% lower than those reported in the same period of the previous year (R$ 187,454 against R$ 196,031), due to market conditions and the business strategies adopted by the company.

- The sales volume in tonnes was 4% higher compared with the same period of the previous year, therefore indicating a growth in the market for some types of products and a wider range of portfolio items;

- Gross income (net sales minus cost of goods sold) accounted for 52% of net sales for the quarter ended March 31, 2007 against 56% reported in the same period of the previous year, expressing a different relation of products between the two periods analyzed;

- Commercial and administrative expenses fell by approximately 32% compared with the same period of the previous year (R$ 44,186 against R$ 64,958). Such decrease was reported more particularly in advertising and promotion investments, and third-party services, due to the new strategy and control set forth for the Company's business.

- Financial expenses fell by 35% compared with the same period of the previous year (R$ 19,053 against R$ 29,459), confirming a better operating performance of the Company, in addition to a permanent pursuit of a less burdensome financial composition.

- Financial revenues, basically represented by the exchange variation, were lower compared with the same period of the previous year (R$ 14,768 against R$ 20,670). The determining factor was Brazilian Real's performance against the Euro, which differed during the quarter. The main effect on the exchange variation directly reflected on financial liabilities " *Euro Guaranteed Note Program* " (see explanatory note 12 - Loans).

- Operating income for the quarter ended March 31, 2007 was R$ 21,915 and net operating income was R$ 18,906. In the same period of the previous year they were R$ 5,898 and R$ 1,253, respectively. With no extraordinary events and a stable foreign exchange rate, the Company's real profitability starts to emerge as a result of the actions and strategies that the current Management has been adopting.

- EBITDA (earnings before interest, taxes, depreciation and amortization) for the quarter ended March 31, 2007 was R$ 30,072 (explanatory note 22), accounting for 22.3% of net sales in the period. In the same period of the previous year EBITDA was R$ 21,783, accounting for 15.2% of net sales.

With respect to balance sheet accounts, comparing the Company's financial position at the end of the quarter ended March 31, 2007 with that reported at the end of the quarter immediately before (December 31, 2006), we have the following highlights:

1. The "Trade bills receivable" account closed the quarter at R$ 98,230, following the sales reported in March 2007. From the last quarter of 2006, the Company no longer discounted trade bills, which is one more sign pointing to the financial recovery and the generation of cash, which factors support the Company's new phase.

2. The balance of the "Inventories" account increased by approximately 18%, in line with the Company's sales profile, which is more diversified and already reflects the new products policy.

3. Prepaid expenses basically reflect investments in advertising and promotion. Their impact on results has been occurring according to the period advertising campaigns are aired. For this reason the balance has been steadily decreasing.

4. The variations in Receivables from and Payables to Related Parties are normal for the Company's operations and the balance of these accounts decreased by approximately 5% (from R$ 431,732 to R$ 455,609 in December 2006).

5. Permanent assets remained stable during the quarter ended March 31, 2007, at the level of approximately R$ 260 million, for both Investments in Controlled Companies and Property, Plant and Equipment.

6. Current liabilities decreased by R$ 218 million in December 2006 to R$ 201 million at the end of March 2007. The determining factors were the reduction in financing agreements and trade accounts payable, signs of the financial stabilization program implemented by the Company.

7. Noncurrent liabilities remained stable at about R$ 1,011 million at the end of March 2007, showing the stability of obligations assumed by the Company, particularly with respect to taxes, following the long-term scheduling established for them.

8. The Company's shareholders' equity, which had a deficit of R$ 791 million at the end of 2006, closes the quarter with a deficit of R$ 772 million, as a consequence of the positive effects already described above.

FEDERAL PUBLIC SERVICE

CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

ITR – QUARTERLY INFORMATION BASE DATE: 03/31/2007 Corporate Legislation

COMMERCIAL, INDUSTRIAL AND OTHER COMPANY

01.01 - Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	Bombril SA	50.564.053/0001-03

09.01 – Interest in Controlled and/or Associated Companies

1. Item	2. Corporate Name of the Controlled/ Associated Company	3. CNPJ	4. Classification	5. % Interest in the capital of the invested company	6. % net equity of the investor
01	Brilmaq Empreend Imobiliários S.A.	57.174.385/0001-20	Closed Controlled Company	100.00	100.00

7. Company Type	8. Number of shares held in the current quarter (thousand)	9. Number of shares held in the previous quarter (thousand)
Commercial, Industry and Other Company	160,329	160,329

1. Item	2. Corporate Name of the Controlled/ Associated Company	3. CNPJ	4. Classification	5. % Interest in the capital of the invested	6. % net equity of the investor
01	Tevere Empreendimentos e Construções S.A.	57.970.592/0001-91	Closed Controlled Company	75.66	75.66

7. Company Type	8. Number of shares held in the current quarter (thousand)	9. Number of shares held in the previous quarter (thousand)
Commercial, Industry and Other Company	167,365	167,365

17.01 – Special Review Report – qualified

To the Shareholders and Management of

Bombril S.A.
São Bernardo do Campo - SP

1. We have performed a special review of the accompanying Quarterly Information of Bombril S.A. (the "Company") consisting of the balance sheet as of March 31, 2007, and the related income statements, performance report and relevant information for the quarter then ended, prepared under the responsibility of the Company's Management. Our responsibility is to issue a report, without expressing an opinion, on such Quarterly Information.

2. Except for the matters discussed in paragraphs 3, 4 and 5, our review was conducted in accordance with the specific standards set forth by IBRACON – Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and mainly consisted in: (a) inquiry of and discussion with the managers responsible for the accounting, financial and operating areas as to the main criteria adopted in preparing the Quarterly Information and b) review of the information and subsequent events that have or may have material effects on the financial situation and operations of the Company.

3. The accounting records of the controlled company Bombril Overseas Inc. for the years and periods beginning January 1, 2002, were restored by the managers of the controlled company and our examinations were conducted based on copies of documents, contracts, control spreadsheets etc., filed by the parent company Bombril S.A. The original documents of Bombril Overseas Inc. were attached and are held by the Italian authorities and are unavailable, limiting the application of audit procedures deemed necessary. The attachment events are not under control of the Management of the parent company.

4. We have not received a reply concerning the direct confirmation requests of balances and transactions of the companies that belong to the economic group of the former controller shareholder (in judicial settlement process – explanatory note No. 1). If we had received these confirmations of balances and transactions, the information could have led to supplemental adjustments of the financial statements. Therefore, no adjustment to the balances with related parties was recorded in the individual financial statements.

5. The controlled company Bombril Overseas Inc. petitioned before the Luxemburg Court the bringing of provisional pleading of attachment of Eurobonds, originally issued by the parent company Bombril S.A., in the amount of €92,160 thousand, that are kept in custody in an account of the company Cirio Holding Luxembourg S.A. On December 31, 2006, we had a reply regarding the confirmation requests from the Company's legal advisors, however, without the outcome evaluation regarding the success of the custody transfer of the deeds to Bombril Overseas Inc. If we had received the outcome evaluation from the Company's legal advisors, the information could have led to supplemental adjustments of the financial statements. Therefore, no adjustment to the balances with related parties was recorded in the individual financial statements.

To the Shareholders and Management of

Bombril S.A.
São Bernardo do Campo - SP

6. Based on our special review, except for the possible effects that could result from the application of auditing procedures to the original accounting records mentioned in paragraph 3 and for the possible effects of the limitations mentioned in paragraph 4 and 5,. we are not aware of any material modifications that should be made to the Quarterly Information referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of Quarterly Information

7. The Company presented, as of March 31, 2007, current liabilities in excess of the current assets in the amount of R$55,725 thousands and the excess of liabilities over assets amounted to R$771,642 thousand. The equity and financial balance of the Company's businesses depends on the continued success of the actions that are being taken by Management, as mentioned in the explanatory note No. 1. The financial statements as of March 31, 2007 do not include any adjustment regarding the realization and classification of the asset amounts or the amounts and the classification of liabilities that would be required if it were impossible for the Company to continue operating.

8. As described in the explanatory note No. 13, on March 31, 2007, despite the fact that the amounts included in the Special Tax Debt Installment Payment Request – PAES and in the Extraordinary Tax Debt Installment Payment Request – PAEX are being approved by the official authorities, the recording and classification of debts were performed according to the conditions set forth in the programs. Consequently, the confirmation of total liabilities will depend on the conclusion by the official authorities of the declared analysis and debts. The Management does not expect material adjustments derived from this process.

9. As commented in the explanatory note No. 16, the Company is discussing administrative and judicial tax actions in several phases of procedural stage in the amount of R$ 4,265,847 thousand. Based on the opinions issued by the Company's legal advisors, who consider that the likelihood of successful outcome is possible, the Company's Management decided not to set up a provision for contingency.

10. The balance sheet as of December 31, 2006, presented for comparative purposes, was audited by us and our report thereon, dated March 1, 2007, has a qualification and emphases similar to the matters mentioned in paragraph (3), (4), (5), (7), (8) and (9) above. The income statements for the quarter ended March 31, 2006, presented for comparative purposes, were reviewed by us, and our special review report thereon, issued on April 20, 2006, has a qualification and emphases similar to the matters mentioned in paragraph (3), (4), (5), (7), (8) and (9) above and an emphasis-of-a-matter paragraph on the realization of receivables from former controlled company Bombril Holding S.A. and related company Círio Brasil S.A..

To the Shareholders and Management of

Bombril S.A.
São Bernardo do Campo - SP

São Paulo, April 27, 2007

Daniel Gomes Maranhão Júnior

Engagement Partner

BDO Trevisan Auditores Independentes

FEDERAL PUBLIC SERVICE

CVM – BRAZILIAN SECURITIES AND EXCHANGE COMMISSION

ITR – QUARTERLY INFORMATION BASE DATE: 03/31/2007 Corporate Legislation

COMMERCIAL, INDUSTRIAL AND OTHER COMPANY

01.01 - Identification

1. CVM Code	2. Corporate name	3 - Brazilian Registry of Legal Entities (CNPJ/MF)
01219-0	**Bombril SA**	**50.564.053/0001-03**

TABLE OF CONTENTS

* * *

BOMBRIL S.A.

São Paulo, December 23, 2005

TRENDBANK INVESTIMENTOS, PARTICIPAÇÕES E REPRESENTAÇÕES LTDA. ("Trendbank") and TRENDBANK S.A. COMMERCIAL DEVELOPMENT ("Trendbank S.A.")
Messrs. Adolpho Júlio da Silva Mello Neto, José Antonio Ferraiuolo, Frederico Alberto Stokler and Walter Maciel Neto.
Avenida Brigadeiro Faria Lima, nº 2.055, 11º andar
São Paulo - Capital
FAX: (11) 3039-5922

Ref.: Notice, counter counter notice and extrajudicial summon

Dear Sirs,

In attention to the counter notice sent by you on 12/19/05, as well as in response to your correspondence dated 12/15/05, subscribed by your officer Walter Maciel Neto, and, at last, considering the content of the statements expressly attributed to the same Officer, containing newspaper reports published in the Newspapers Valor Econômico and Folha de São Paulo on 12/ 19 and 20/ 05, acting as representatives of BOMBRIL S.A. ("Bombril"), we hereby counter counter notify, notify and summon you for the following:

Notice from Bombril to Trendbank regarding the accusation of the "Restructuring Contract" and Counter-Notice of Trendbank for Bombril

On 12/15/05, Bombril expressly notified to Trendbank its intention of terminating the "Restructuring Contract" celebrated on 12/28/04, after the regular succession of the contractual "termination notice" of 60 days.

On 12/19/05, Trendbank counter notified Bombril, following the contractual accusation, as long as the respective liabilities are followed as determined for Bombril, as much as for the Restructuring Contract as for the "Commercial Development Contract" celebrated with Trendbank S.A. on 06/26/03.

In this act, Bombril counter counter notifies Trendbank in order to ratify, once more, its commitment of continue complying with all its contractual liabilities, aiming at the regular and automatic termination of the Restructuring Contract, on 02/15/06.

In this occasion, and in attention to your request of copy of the meeting minutes of the Board of Directors of Bombril, in which the termination of the Restructuring Contract was deliberated, Bombril clarifies that the referred minutes will be published, under the law, opportunity in which Trendbank will acknowledge its terms.

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brasil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

Notification of Bombril to Trendbank S.A., regarding the extinction of the Contract of Commercial Development

Regarding the Commercial Development Contract, celebrated with Trendbank S.A., as well as concerning the liabilities complementary to this contract, Bombril hereby notifies that on 12/22/05 it settled all the due amounts, settling, good, correct and fully, all its liabilities before Trendbank S.A., due to the Commercial Development Contract and liabilities appertaining to it.

It is proper to highlight that the resources volume of Trendban S.A. at Bombril sensibly decreased since half of 2005, although your resources in this company totaled, in millions of Reais, 14,114 on 08/31; 11,752 on 09/30; 8.892 on 10/31, and, finally, 7,726 on 11/30, amounts that were completely settled during the month of December 2005.

Accordingly, under the terms of clause 11.02 of the Commercial Development Contract and Other Covenants, celebrated on 06/26/03 between Bombril S.A. and Trendbank S.A. Commercial Development, the referred contract is definitely resolved and extinct, as well as all the liabilities appertaining to it are resolved and extinct, notoriously the liabilities of guarantee and "banking domicile".

Correspondence of Trendbank to Bombril, dated 12/15/2005.

(i) In the letter in reference, you, mistakenly, attribute to the Executive Staff of Officers of Bombril the authorship of "information" contained in note published on 12/15/05 by the newspaper Folha de São Paulo, regarding "... *several items of the "Restructuring Contract" celebrated with Trendbank" ... were not being met and that Bombril's intention was to dissolve the referred contract".*

Likely, attribute to Bombril's Staff of Officers similar "*information*" contained in the note published on 12/14/05 in the magazine Isto É Dinheiro.

Reestablishing the truth, it is important to clarify that the "information" above mentioned notified by the press without revealing the source, certainly not from the executive Staff of Officers of Bombril, in despite of proceeding the intention of the Board of Directors of Bombril of effectively terminating the Financial Restructuring Contract, as notified to you on 12/15/05.

Accordingly, the untrue allegations from Trendbank, that the Executive Staff of Officers of Bombril have provided such "information" to the press are expressly disproved.

(ii) In the same correspondence above mentioned, you suggest supposed "omissions" from this company and affirmed that "... *Trendbank were verbally alerting Bombril regarding the relation of disrespect to the contractual clauses..*"

Bombril also disproves the insinuation that would be "*not executing*" contractual clauses, expressly reaffirming its commitment of performing the liabilities assumed in the Restructuring Contract celebrated with you, including of executing its right of termination on 02/15/06.

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brasil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

Information and statements released in the press by Trendbank

On 12/19 and 20/05 the Newspaper Valor Econômico released two news, respectively entitled as "*Bombril informs break agreement with Trendbank*" and "*For Trendbank, Bombril has risked strategy*".

The referred news includes information and statements expressively attributed to the "*Executive Officer of Trendbank, Walter Maciel*". In the same day 12/20/05, the newspaper Folha de São Paulo published a similar note.

As contained in the referred news, the Executive Officer of Trendbank expressly criticizes, severely, the commercial strategies adopted by Bombril's management, concluding that "*... the strategy is not good the company is up o its limit*". In order to fundament its imprudent statements, provided to the press, precisely, confidential financial data of Bombril.

Obviously, the insinuations and evaluations performed by its Officer totally eludes from Trendbank's jurisdiction, that limits itself to a financial and operating adviser from Bombril, being worth to highlight that the Restructuring Contract celebrated with you aims at ".. establishment of BOMBRIL's current capital, including the obtainment of the financial resources for BOMBRIL, along with the market." (sic)

Hence, it is certain that Trendbank does not have competency and authorization to express an opinion regarding the commercial strategy adopted by Bombril's management, being even more certain that by doing it the ethical and confidential liabilities were violated.

For these reasons, Trendbank is expressly notified, and its summoned Officer Walter Maciel Neto, to refrain from rendering any statements or information related to Bombril, whosoever, under penalty of civil and criminal liability.

Clarification to the Market

In order to clarify to the market regarding the terms of this notice, counter counter notice and summon, Bombril informs to Trendbank that will communicate the complete content of this to CVM, by means of the IPE system.

Yours truly,

BOMBRIL S.A.

José Edson Bacellar Júnior

Claudio Del Valle

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brasil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

NOTICE TO THE MARKET

In addition to the notifications concerning the resolution of the Board of Directors dated 05/31/207, that approved the capital increase of Bombril S.A., we hereby notify to the Shareholders and to the general market that the shares issued due to this capital increase will participate in conditions equal to the shares previously existing, in all benefits, including dividends and eventual capital remunerations that might be approved by this Company.

São Bernardo do Campo (SP), June 1st, 2007.

Gustavo Hassum Ramos
Chief Executive Officer and Relation with Investors Officer

BOMBRIL S/A

National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 3530009711

NOTICE TO THE SHAREHOLDERS

We hereby communicate that it is available for the shareholders, in the headquarters of the company, at Via Anchieta, km14 – Bairro Rudge Ramos, in the City of São Bernardo do Campo, State of São Paulo, the documents regarding article 133 of Law No. 6.404, dated December 15, 1976, concerning the fiscal year ended on December 31, 2004.
São Bernardo do Campo, March 30, 2005.

José Edson Bacellar Júnior
Chief Executive Officer

BOMBRIL S.A.
Publicly Traded Company
National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711

MINUTES OF THE BOARD OF DIRECTORS' MEETING
CELEBRATED ON APRIL 27, 2007

1. DATE, TIME AND PLACE: April 27, 2007, at 9:00 a.m., in the headquarters, located in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, km 14, parte.

2. ATTENDANCE: Performed under the provision of art. 124 of Law No. 6.404/76, upon publication of notice in the Federal Official Gazette of the State of São Paulo, in the publication of April 11, 12 and 13 on pages 4, 37 and 43, respectively, in the *Diário do Comércio e Indústria* [Commerce and Industry Gazette] – DCI, in the publications of April 11, 12 and 13, on pages C5, C5 and C2, respectively and in the newspaper Diário do Grande ABC, in the publications of April 11, 12 and 13, on pages 4, 4 and 3, respectively.

3. ATTENDANCE: Shareholders representing the totality of the voting capital stock and 69.14% of the total capital stock, according to signatures affixed in the Attendance List and in the Attendance Book of Shareholders. There was also the attendance of the Officers of the Company, Mr. Gustavo Hassum Ramos and Carlos Roberto Dontal, the members of the Board of Directors, Messrs. José Ferraz Ferreira Filho and Fernando Jorge Bento Pires, the members of the Audit Committee, Messrs. Flavio Stamm, Renata Nunes Guimarães, Diogo Rogério Xavier da Silveira Talocchi, Edmundo de Macedo Soares e Silva Filho and José Carlos de Brito e Cunha, as well as the representatives of the independent audit company BDO Trevisan Auditores Independentes, Messrs. Orlando

Octávio de Freitas Júnior and Ribas Gomes Simões, in order to execute eventual requests of clarifications by the shareholders, under the terms of art. 134, paragraph 1, of Law No. 6.404/76.

4. MANAGING BOARD: Mr. Eduardo Secchi Munhoz, Chairman, pursuant to designation performed by the Board of Directors Chairman, under the terms of paragraph 1, of art. 24 of the Bylaws; and Mrs. Juliana Krueger Pela, Secretary, designated by the Chairman, both designations were ratified by the shareholders holding the totality of the shares with voting right.

5. NOTICE: Pursuant the disposition on art. 133, paragraph 3, of Law No. 6.404/76, the Management's Report, the Financial Statements of the Company and the Opinion of the Independent Auditors related to the fiscal year ended on December 31, 2006 were published in the Official Gazette of the State of São Paulo on pages 41, 42, 43, 47 and 48, in the newspaper *Diário da Indústria e Comércio* – DCI on pages B4 and B5 and in the newspaper Diário do Grande ABC on pages 4 and 5, all of them in the publications of March 27, 2007.

6. AGENDA:

(i) take the managers' accounts, examine, discuss and vote the Financial Statements regarding the fiscal year ended on December 31, 2006, and the destination of the income of the year;

(ii) election of the members of the Audit Committee of the Company and ratification if the designation of the members of the Board of Directors, performed by the own Board of Directors under the terms of art. 13, paragraph 3, of the Bylaws;

(iii) determination of the global fees of the Board of Directors, of the Staff of Officers and of the Audit Committee for the year of 2007.

7. RESOLUTIONS

i. it was approved, unanimously, that these minutes will be drawn up in a summary manner, pursuant to art. 130, paragraph 1 of Law No. 6.404/76;

ii. it was authorized, unanimously, according to manifestation of the member of the Audit Committee and under the terms of art. 159 of Law No. 6.404/76, the deliberation of measures of civil liability against the legal managers and against the ex-members of the Board of Directors and the Staff of Officers of the Company, related to management acts practiced by them during the period between July 28, 2003 and July 6, 2006, without prejudice of the responsibility of third parties benefited by this acts. The Staff of Officers is authorized to take all and any actions regarding the proposal of the referred measures of civil liability, being able, also, to not propose them or suspend them, after duly justified, in order to better consider the social interests or by procedural strategy, without prejudice of the disposition on art. 159, paragraph 3, of Law No. 6.404/76;

iii. it was approved, unanimously, the Management's Report, the Balance Sheet and the Statements of the Year's Income, the Changes of the Shareholder's Equity and of the Cash Flows and the Explanatory Notes, concerning the fiscal year ended on December 31, 2006, provided the management acts practiced by the ex-managers of the Company in the period between January 1st, 2006 and July 6, 2006, as well as, the loss verified in the year of 2006 was directed for the account Accrued Losses. In view of the determination of loss in the year of 2006, dividends will not be distributed to the shareholders;

iv. upon request of the shareholders attending the meeting, the installation of the Audit Committee was approved, that shall operate until the realization of the next Annual General Meeting of the Company, being elected to compose the Audit Committee: (a) in separate voting, under the terms of art. 161, paragraph 4, paragraph "a" of Law No. 6.404/76, by the shareholders holding preferred shares, as effective member Mr. **José Carlos de Brito e Cunha,** Brazilian citizen, married, manager and accountant, bearer of the Identification Card (R.G.) No. 11.791.648-6 IFP/RJ, enrolled in the Brazilian Registry of Individuals (CPF/MF) under the No. 286.405.947-91, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Praça Santos Dumont, No. 138, bloco B, apt. 1101 and as substitute Mr. **Norton Seng Antunes Santos,** Brazilian citizen, married, bank clerk, bearer of the Identification Card (R.G.) No. 329.877 SSP/DF, enrolled in the Brazilian Registry of Individuals (CPF/MF) under the No. 191.940.807-04, resident and domiciled in the City of São Paulo, State of São Paulo, at Alameda Lorena No. 965, apt. 71, having the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil S.A. – PREVI, presented manifestation regarding the reform of the Bylaws in order to make permanent the body's operation; and (b) by the shareholders holding common shares representing the totality of the voting capital stock (i) as effective member Mr. Diogo Rogério Xavier da Silveira Talocchi, Brazilian citizen, economist, bearer of the Identification Card (R.G.) No. 2.904.094 SSP/SP, enrolled in the Brazilian Registry of Individuals (CPF/MF) No. 502.864.048-34, resident and domiciled in the Capital of the State of São Paulo, at Rua Pacoba, No. 128, Morumbi and as substitute Mr. Flavio Stamm, Brazilian citizen, business administrator, bearer of the Identification Card (R.G.) No. 12.317.859 SSP/SP, enrolled in the Brazilian Registry of Individuals (CPF/MF) under No. 048.241.708-00, resident and domiciled in the Capital of

the State of São Paulo, at Rua Patápio Silva, No. 223, apt. 32; and (ii) as effective member Mrs. Renata Nunes Guimarães, Brazilian citizen, productions engineer, bearer of the Identification Card (R.G.) No. 21.174.159 SSP/SP, enrolled under the Brazilian Registry of Individuals (CPF/MF) under No. 180.530.438-01, resident and domiciled in the Capital of the State of São Paulo, at Rua Visconde de Taunay, No. 627, apt. 211 A, Vila Cruzeiro, and as substitute Mr. José Donizetti de Sousa, Brazilian citizen, accountant, bearer of the Identification Card (R.G.) No. 12.237.301-7 SSP/SP, enrolled in the Brazilian Registry of Individuals (CPF/MF) under No. 003.721.388-10, resident and domiciled in the Capital of the State of São Paulo, at Rua Olissara, No. 41, Jardim Marajoara;

v. it was ratified, unanimously, the election of Messrs. Ronaldo Sampaio Ferreira and Vitor Barbosa de Castro for the officer of members of the Board of Directors of the Company, holding office until the next Annual General Meeting that estimates the accounts of the fiscal year ended on December 31, 2007, pursuant to resolution of the Board of Directors in meeting performed on November 6, 2006 and March 19, 2007, respectively;

vi. it was determined, unanimously, the global and annual remuneration of the members of the Board of Directors, up to the limit of R$4,000,000.00 (four million Brazilian Reais).

8. CLARIFICATION: In light of the decision pronounced the Panel of the Securities and Exchange Commission, on January 31, 2006 in the CVM Proceeding No. 2005/7329, the voting right of the shareholders holding preferred shares was not recognized, according to requirement by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil S.A. – PREVI.

9. DOCUMENTS FILED IN THE HEADQUARTERS: Publication of Notice, Management's Report, Financial Statements of the Company and Opinion of the Independent Auditors regarding the fiscal year ended on December 31, 2006, as well as the respective publications, performed under articles 124 and 133 of Law. No. 6.404/76, Power of Attorneys, Indication of the Chairman, Manifestation of the Audit Director No. 1, Manifestation of de Caixa de Previdência dos Funcionários do Banco do Brasil S.A. – PREVI No. 2 and 3. Manifestation of Hiposwiss Banco Privado S.A., Clariden Leu AG and Silvio Tini de Araújo No. 4.

10. TERMINATION: There being no further business to be considered, the works were terminated and the meeting was suspended for the period necessary to these minutes drawn up as summary, in proper book, under article 130, paragraph 1, of Law No. 6.404/76. The session was reopened, these minutes was read and considered in accordance by all the present members.

São Paulo, April 27, 2007. Chairman: Eduardo Secchi Munhoz. Secretary: Juliana Krueger Pela. Attending Shareholders: Newco International Limited (by power of attorney Eduardo Secchi Munhoz). Bombril Holding S.A. – In Legal Recovery (by power of attorney Bruno Robert). Caixa de Previdência dos Funcionários do Banco do Brasil S.A. – PREVI (by power of attorney Marco Paulo Félix da Silva). Hiposwiss Banco Privado S.A. (by power of attorney Anna Christina Jimenez Pereira). Clariden Leu AG (by power of attorney Anna Christina Jimenez Pereira). Silvio Tini de Araújo (by power of attorney Anna Christina Jimenez Pereira). Bonsucex Participações Ltda. (by power of attorney Antonio Chami), José Ferraz Ferreira Filho. Attending Officers: Gustavo Hassum Ramos, Carlos Roberto Dontal. Attending Members of the Board of Directors: José Ferraz Ferreira Filho, Fernando Jorge Bento Pires. Members of the Audit Committee: Flavio Stamm, Renata Nunes Guimarães, Diogo Rogério Xavier da Silveira Talocchi, Edmundo de Macedo Soares e

Silva Filho, José Carlos de Brito e Cunha, Attending representatives of the independent audit company: Orlando Octávio de Freitas Júnior, Ribas Gomes Simões.

This is a true copy of the minutes drawn up in own book.

[signature] Eduardo Secchi Munhoz Chairman	[signature] Juliana Krueger Pela Secretary

Checked: [signature]
Lawyer: Carol Saposnic Grunkraut.
OAB/SP: 196.627

BOMBRIL S.A.

National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

RELEVANT FACT

In furtherance of provisions of paragraph 4th of article 157 of the Law No. 6.404/76 and Instruction CVM No. 358 of January 03, 2002, BOMBRIL S.A. (hereinafter called Company), does hereby publicly inform its shareholders and to the market in general that, on 06.02.2006, was sent to Brazilian Securities Commission and to the São Paulo Stock Exchange, Notice of Revocation of Special General Meeting, as follows:

"**Special General Meeting** – Notice of Revocation. It is hereby advised Mssrs. Shareholders of **BOMBRIL S.A.** (hereinafter called Company), that is revoked, for this Notice, the calling to the Shareholders of the Company to meet upon Special General Meeting in the day June 05, 2006, at 09:00 a.m., on its registered office, located at Via Anchieta, Km 14, District Rudge Ramos, in the city of São Bernardo do Campo, State of São Paulo, due to waive, received on 06.02.2006, of member of Supervisory Board, being, thus, void the notice of meeting of May 19, 2006, published in the days May 19, 20 and 23, 2006, in the State of São Paulo Official Gazette, in the Commerce and Industry Gazette and in the Grande ABC Gazette.

The Company publishes on June 03, 2006, Relevant Fact about this revocation of notice.

São Bernardo do Campo, June 02, 2006.

Manoel Francisco Pires da Costa
Investor Relations Officer

BOMBRIL S.A.

São Bernardo do Campo, July 26, 2005.

To BOVESPA -São Paulo Stock Exchange
Attn.: Company Follow-up Management
Nelson Barroso Ortega, Esq.

Ref.. Official Letter GAE/SAE 1.583-05, dated 07/22/2005

Dear Sirs,

In your captioned official letter, which you require clarifications regarding the report disclosed in the newspaper DCI - Comércio, Indústria & Serviços, edition 07/15/2005, whose content partially transcribed for the mentioned official letter was the following:

"Simioni, confirms that, from January to June of this year, Bombril registered a gross revenue of R$ 172.1 million, namely, an increasing of 25.37% in relation to the first quarter of the last year. For this year, Bombril foresees an increasing of more 40%".

We inform that the gross revenue of R$ 172.1 million, captioned in the report, it is related to the first quarter of 2005, in conformity with ITR [Quarterly Information] presented.

The report partially transcribed above only reflects the expectations of the interviewed and does not constitute formal projection of results of the Company for the year.

Anyway, as the interviewed, Company sees with optimism the expectations for this year, once results until this date indicate opportunities of growing in relation to the previous period. However, for being only expectation, we can not, in this moment, classify tendency as a projection of results.

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

We hope we have clarified the requested explanations, and we are at your disposal for further information.

Yours sincerely,

Carlos Roberto Dontal
Bombril S/A - Investor Financial and Relations Officer

with copy for CVM - Brazilian Securities Commission
Mrs. Elizabeth Lopez Rios Machado - Company Relations Supervisor
Mr. Valdir de Jesus Nobre - Market and Intermediary Relations Supervisor

Bombril S/A
Via Anchieta, Km 14 - Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

São Bernardo do Campo, May 20, 2005.

To BOVESPA -São Paulo Stock Exchange
Attn.: Company Follow-up Management
Nelson Barroso Ortega, Esq.

Ref.. Official Letter GAE 1193/05

Dear Sir,

In answer to the captioned official letter, in which you require clarifications regarding the report disclosed in the newspaper "O Estado de São Paulo", edition 05/18/2005, under the title "Justiça vai vender o controle da Bombril em leilão este ano" [Justice will sell the control of Bombril in auctioning this year], that refers, among other information that in 120 days, control of Bombril, represented for 100% of its common lawsuits will be sold in public auction, we does hereby provide the information that we have about the disclosed report.

As it is known for the market, is in progress, in camera, before the 10th Civil Court of the Center District Court of São Paulo, execution action brought for company called Newco International Limited against Bombril Holding S.A., owner of 100% (a hundred per cent) of the common lawsuits issued by Bombril S.A. (hereinafter called as "Bombril" or "Company") and other.

On the records of captioned execution, the Court of Justice of the State of São Paulo, in order to expedite the executed credit, determined the judicial mortgage of the common lawsuits issued by Bombril and owned to Bombril Holding S.A.

Whereupon of such decision, it was nominated the company Advis Bancorp to elaborate the economic evaluation of Bombril, well as determined that the Company provides, until next day 07.27.2005 the necessary information for the realization of mentioned evaluation. Still, pursuant to such decision, Advis Bancorp, after surrendering information for the Company will have until

08.26.2005 to present the respective evaluation to the Honorable Judge of 10th Civil Court of São Paulo.

The execution of judicial mortgage of the shares owned for Bombril Holding S.A., nevertheless, will depend of new decisions of Judiciary Power.

Yours sincerely,

Carlos Roberto Dontal
Investor Relations and Relations Officer

with copy for CVM - Brazilian Securities Commission
Mrs. Elizabeth Lopez Rios Machado - Company Relations Supervisor
Mr. Waldir de Jesus Nobre - Market and Intermediary Relations Supervisor

BOMBRIL S.A.

National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

NET RESULT OF THE FIRST QUARTER OF 2007 WAS R$ 18.9 MILLION AGAINST R$ 1.25 MILLION IN THE SAME PERIOD OF THE LAST YEAR

A high pressure for the decreasing of expenses, beyond a great qualitative review in the commercial policies and restructuring in the profile of due, allowed Bombril improved its economic indicators in the fist quarter of 2007. These actions assure a positive operational result of R$ 21.9 million in this quarter and an effective net profit of R$ 18.9 million. During the same period in the previous year, these results were of R$ 5.9 million and R$ 1.25 million, respectively.

It is useful to say that, without extraordinary events and with the fixed exchange, it begins to appear the real profit of the company, resulting from actions and strategies that have been taken for the actual administration. The decreasing of the commercial, administrative and financial expenses generated an economy of R$ 31.2 million for the company.

The biggest decreasing happened in the commercial and administrative expenses, that were reduced in almost R$ 65 million, in 2006, for a little more than R$ 44 million in the first quarter of 2007 – a reduction of 32%. The financial expenses showed a decreasing of 35% in relation to the same period in the previous year (R$ 19.053 against R$ 29.459), confirming a better operational performance of the Company, beyond the constant search for a financial composition less onerous.

Either the generation of cash or the obtainment of bank financing of short-term and medium-term, allowed the prolongation of the financial expensive profile. These measures generated, in this quarter, the decreasing of the monthly average interest rate.

Additional information, attending to media and appointment of interviews:
ContatoCom – Integrated Communication
Miro Negrini (11) 9911-2666 / E-mail: mironegrini@contatocom.com.br
Pabx: 55 [15] 3224-1000 / www.contatocom.com.br
Coordination: Sandra Negrini (15) 9763-4020 / E-mail: sandra@contatocom.com.br

BOMBRIL S.A.

São Bernardo do Campo, October 06, 2005.

To BOVESPA -São Paulo Stock Exchange
Attn.: Company Follow-up Management
Nelson Barroso Ortega, Esq.

Ref.. Official Letter GAE/SAE 1.939-05, of 09/29/2005

Dear Sirs,

We do hereby refer to the captioned official letter, through which the São Paulo Stock Exchange - Bovespa requires clarifications regarding the report disclosed in the newspaper DCI – Comércio, Indústria & Serviços, edition 09/29/2005, related to: (i) amount destined for marketing in the year of 2005; and (ii) expectations related to the invoicing of September.

Pursuant to the first request, already informed, the maintenance of known brands and with big infiltration is an essential factor for the success of activities of companies that act in the cleaning material sector. This assertive is still truer in the case of Bombril S.A., especially in this recovering moment of the Company, already realized for the market. For this reason, the Administration of the Company approved a substantial budget to investments in Advertising and Marketing.

We further confirm that this budget for the year of 2005, pursuant to the due approved by Supervisory Board of the Company, is of R$ 45 million and not of R$ 50 million, pursuant to the said in the disclosed report.

Pursuant to the second request, related to the invoicing of R$ 80 million in September of 2005, the statement reflected only in the expectation of the interviewed and must not be interpreted as a formal projection of results of the Company for the current year.

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

Company is finishing the pool of results of September and the audit of the financial demonstration of the end quarter in such month, which will be disclosed to the market through the Quarterly Information (ITR) related to the 3rd quarter of 2005.

We hope we have clarified the requested explanations, and we are at your disposal for further information.

Yours sincerely,

MANOEL FRANCISCO PIRES DA COSTA
Bombril S/A – Investor Relations Officer

with copy for CVM - Brazilian Securities Commission
Mrs. Elizabeth Lopez Rios Machado - Company Relations Supervisor
Mr. Waldir de Jesus Nobre - Market and Intermediary Relations Supervisor

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

BOMBRIL S.A.

São Paulo, December 15, 2005

TRENDBANK INVESTIMENTOS, PARTICIPAÇÕES E REPRESENTAÇÕES LTDA.
Mssrs. José Antonio Ferraiuolo, Frederico Alberto Stokler, Walter Maciel Neto and Adolpho Júlio da Silva Mello Neto.
Avenida Brigadeiro Faria Lima, No. 2.055, 11º andar
São Paulo – Capital

FAX: (55 11) 3039-5922

Ref.: Extra judicial Notification - Private Instrument of Agreement of Financial and Operational Restructuring and Other Covenants dated 12.28.2004 and Private Instrument of Amendment, Rectification and Ratification dated 04.04.2005

Dear Sirs,

1. Related to the captioned subject, acting as a legal representative of **BOMBRIL S.A.**, we do hereby inform and request as follows:
2. BOMBRIL S.A. celebrated with you, on 12.28.2004, Private Instrument of Agreement of Financial and Operational Restructuring and Other Covenants, with effective date until December of 2006, hereinafter denominated simply as "**AGREEMENT**", as well as its respective Private Instrument of Amendment, Rectification and Ratification on 04.04.2005, hereinafter denominated simply as "**ADITIVE**".
3. Notwithstanding, **BOMBRIL S.A.**, through this Notification, consistent with Clause 6.2., item (i) of the AGREEMENT, does hereby signify that there is not any interest in the maintenance of the contractual lien with you.

Hence, we notify you for that after the term of 60 (sixty) days, as of the receiving of this one, be considered terminated /cancelled the AGREEMENT and its respective ADITIVE hereinbefore mentioned.

Yours sincerely,

BOMBRIL S.A.

José Edson Bacellar Júnior　　　　Claudio Dell Valle

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

São Bernardo do Campo, February 04, 2005.

To BOVESPA -São Paulo Stock Exchange
Attn.: Company Follow-up Management
Nelson Barroso Ortega, Esq.

Ref.. Official Letter GAE/SAE 0162-05, of 02/02/2005

Dear Sirs,

On its abovementioned official letter you request explanations about the reported news through agency Estado - Brodcast, on 02/02/2005, whose content partially transcribed for the mentioned official letter was the following:

"the results of December/2004 and January/2005 of Bombril are in a positive balance; Company has as a goal ending 2005 with Ebitda of R$ 150 million, net profit of R$ 30 million, net revenue of R$ 288 million (36% of the gross invoicing projected in 800 million) and a total due of R$ 35 million, instead of the actual of R$ 75 million, except for the tax dues that have been discussed".

Probably because of the cordial and colloquial way that the interview was conducted there are some points to be clarified:

Projections of the company indicate gross revenue amounting R$ 800 million; a net revenue around R$ 588 million; an Ebitda of approximately R$ 115 million, and net profit around R$ 15 million. Furthermore, an approximated due of R$ 35 million, projected to the end of the effective year, related to the resources of short-term for working capital, being correct that the achieved results to the company in the end of the last year and beginning of this one indicate an operational generation of positive cash.

Hence, it is confirmed the information that the company shows a very positive tendency.

We hope we have clarified the requested explanations, and we are at your disposal for further information.

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

Yours sincerely,

Carlos Roberto Dontal
Bombril S/A - Investor Relations and Financial Officer

with copy for CVM - Brazilian Securities Commission
Mrs. Elizabeth Lopez Rios Machado - Company Relations Supervisor
Mr. Waldir de Jesus Nobre - Market and Intermediary Relations Supervisor

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

BOMBRIL S.A.

São Bernardo do Campo, May 03, 2007.

To Brazilian Securities Commission
Attn.: Alexandre Lopes de Almeida (Company Follow-up Manager 2)

Ref.. Acquisition of Material Equity Interest

Dear Sirs,

1. We do hereby refer to the official letter, through which was determined the update of Capital Distribution Chart of this Company in the IAN/05, due to acquisition of preferred shares made by Fator S.A. Corretora de Valores, well as the divulgation of this acquisition in the IPE system, in the Communicate to Market category, Equity Interest Acquisition/Mortgage type, to provide the following clarifications:

2. Firstly, pursuant to the requested, we inform that this Company has already provided the regularization of the Capital Distribution Chart in the IAN/05.

3. Still, we inform that, attending your request of divulgation in the IPE system, that on 04.19.2007, in conformity with divulgation of Fator S.A. Corretora de Valores, Hiposwiss Banco Privado S.A., with registered office in Bahnhofstrasse, Schutzengasse 4, in the city of Zurich, Switzerland, registered with the National Directory of Legal Entities (CNPJ/MF) No. 05.635.395/0001-12, owned 3.475.700 preferred shares (BOBR4), totalizing a interest of 13.61% of preferred shares of Bombril S.A.

3.1 We inform that this participation was achieved especially due to acquisitions held on 02.10.2005 and 06.08.2005, dates on which the grantee achieved 5.11% and 11.47%, respectively, of preferred shares of the Company.

4. Appertaining there, we confirm that we does not know the reason why Fator S.A. Corretora made such divulgation only on 04.19.2007.

5. We are at your disposal for further information.

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

Yours sincerely,

Bombril S/A
Gustavo Hassum Ramos
Investor Relations Officer

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

BOMBRIL S.A.
Open Company
National Director of Legal Entities ("CNPJ/MF") No.
50.564.053/0001-03 - NIRE 35.300.099.711

MATERIAL FACT

In accordance with the disposition in § 4, of Article 157, of Law No. 6.404/1976 and in CVM Instruction No. 358/2002, **Bombril S.A.**, open company with headquarters in the City of São Bernardo do Campo, State of São Paulo, at Rod. Anchieta, Km 14 ("**Bombril**"), informs the following to the market:

1. At the consolidated accountancy of Bombril and controlled companies ("Grupo Bombril"), the following credits and obligations are registered (updated until 05/30/2007): (i) credits of the Italian company Cirio Holding S.p.A. and its controlled companies ("Grupo Cirio") in the amounts of (**a**) US$ 25,387,187.50, (**b**) € 3,026,825.83, and (**c**) € 75,806,465.76, against Bombril Overseas Inc. ("Bombril Overseas") and (**d**) US$ 6,510,236.35 against Bombril (collectively referred to as "Credits Against Grupo Bombril"); and (**ii**) credit of Grupo Bombril against Cirio del Monte N.V. ("Cirio Del Monte") in the amount of € 11,581,337.89. The credit held by Grupo Bombril against Cirio Del Monte was, initially, of ownership of Bombril, being onerously transferred to its controlling company Bombril Overseas, on March 19th, 2007, as per deliberation approved by the Board of Directors of Bombril.

2. Furthermore, as per Explanatory Notice 14 to the individual and consolidated financial statements referring to the fiscal year of 2006, Bombril issued, in 1999, at the European exchange market, titles denominated Euro 200,000 Guaranteed Note Program, in the total amount of € 100,000,000. Part of these titles, whose value in foreign currency equals to R$ 384,602,726.37 (base date 04/30/2007), was owned by Cirio Holding Luxembourg S.A., being granted to Bombril Overseas as equivalent to the granting of a credit held by it ("Eurobonds"). However, the transfer of these titles has not occurred, as informed at the mentioned Explanatory Notice, with a solution of the legal proceedings happening abroad being awaited, one of each of initiative of Cirio Holding Luxembourg S/A.

3. Additionally, Bombril and Bombril Overseas were notified by Grupo Cirio and Newco International Limited ("Newco") that the totality of the Credits Against Grupo Bombril was transferred to Newco, controlling shareholder of Bombril. Newco further addressed to Bombril documents of which Grupo Cirio (including Cirio Holding Luxembourg S.A.) acknowledged the ownership of Eurobonds is of Bombril Overseas, with Grupo Cirio compromising itself to adopt the necessary measures to effective the corresponding transference with BNP Paribas Luxembourg. Newco also informed to Bombril that such facts occurred within the agreement celebrated by and between Newco and Cirio Finanziaria S.p.A., member of Grupo Cirio, with object the payment of credit held by Newco against the mentioned Italian company.

4. It was initiated, then, the process of negotiation, which had a fine term with the celebration of the agreement by and between Bombril, Bombril Overseas and Newco. Such agreement, which was approved by the Board of Directors of Bombril, supported by favorable opinion by the Tax Board, anticipates the following fundamental conditions: (**i**) payment, by Bombril Overseas to Newco, of US$ 14,750,000.00 in cash; (**ii**) payment of € 11,581,337.89 by Bombril Overseas to Newco, through the granting of credit held against Cirio Del Monte, nowadays integrally provisioned, by its face value, updated until May

30th, 2007; **(iii)** assumption, by Bombril, of the remaining debt held by Bombril Overseas to Newco, upon the implementation of the previous steps, followed by the increase of stock capital of Bombril through the capitalization of the corresponding credit. The Administration informs that the assumption of the debt of Bombril Overseas by Bombril does not imply modification of the patrimonial and financial status of the company, furthermore, being considered that Bombril Overseas is the creditor of Bombril in the amount on foreign currency equivalent to R$ 384,602,726.37 (base date 04/30/2007), corresponding to the Eurobonds.

5. In conformity with the agreement mentioned in item 4, the Board of Directors of Bombril approved the increase of its stock capital, with the authorized capital limited being followed, from R$ 585,900,000.00 to R$ 795,142,427.64, with the increase of R$ 209,242,427.64, realized through the issue of 4,604,701 common shares and 8,705,886 preferred shares, for the issue price of R$ 15.72 per share, corresponding to the average of closing quotations of the Company's issue preferred shares at the 90 exchange floors previous to the date of deliberation, weighted by the financial volume negotiated in each one of these exchange floors. The issue price, which is the same for the common shares and preferred shares, was established in strict conformity with the corporate law and considered, by the Board of Directors, as the most suitable and real with the pricing of issue shares of the company by the Brazilian shareholder market.

6. The shares issued were totally subscribed and integrated through the capitalization of credit that the controlling shareholder Newco was titular against Bombril, which was integrally settled on account of operation. The other shareholders of Bombril shall have the preference right in the subscription of the shares issued in consequence of the increase of the approved capital, following the proceeding determined in article 171, § 2, of Law No. 6.404/1976. Therefore, Bombril shall publish the Notice to Shareholders, which shall have all information needed for the exercise of the mentioned right.

7. The Administration of Bombril considers that the agreement and the increase of the capital disclosed to the market are greatly beneficial to the company, satisfying the social interest and other shareholders, as, among other positive factors, they shall result: **(i)** in the elimination of the required liabilities of Grupo Bombril in the amount equivalent to R$ 268,242,232.26; **(ii)** in the increase of the stock capital of Bombril from R$ 585,900,000.00 to R$ 795,142,427.64; **(iii)** in the integral receipt of the credit held against Cirio Del Monte, whose amount is deemed as remote recovery, what shall positively impact company's result in 2007; **(iv)** in the increase of the net equity in the amount of R$ 209,242,427.64.

8. The operation abovementioned is another action of the Administration of Bombril in its constant effort to strength the company. The conversion of the credit of the shareholder Newco in stock capital reflects in a positive way in the indebtedness indexes of Grupo Bombril. It is further emphasized that the capitalization of the credit by Newco evidences the commitment of the controlling shareholder with the future of the company, which leaves the position of creditor to align, absolutely, its interests with the ones of the others shareholders, in accordance with the best practices of corporate governance.

São Paulo, May 31st, 2007.

Gustavo Hassum Ramos
CEO and Relationship with Investors

abrasca

[Logotype]

BOMBRIL S.A.
Open Company
National Director of Legal Entities ("CNPJ/MF") No.
50.564.053/0001-03-**NIRE 35.300.099.711**

NOTICE TO SHAREHOLDERS

We do hereby communicate to the shareholders that, on May 31st, 2007, the Board of Directors of Bombril S.A. ("Company" or "Bombril") deliberated the increase of the capital stock, within the authorized limit of capital, from R$ 585,900,000.00 to R$ 795,142,427.64, with the increase of R$ 209,242,427.64 accomplished through the issue of 4,604,701 common shares and 8,705,886 preferred shares, for the issue price of R$ 15.72 per share, corresponding to the average of the closing quotations of the Company's issue preferred shares at the 90 exchange floors previous to the date of deliberation, considerate for the financial volume negotiated in each one of these exchange floors.

Under the terms of article 171, § 2, of Law No. 6.404/76, the shares issued were totally subscribed and integrated through capitalization of credit that the controlling shareholder Newco International Limited ("Newco") was titular against Bombril, at the amount of R$ 209,242,428.56, with the residual difference of R$ 0.92 being settled by Newco.

The term of 30 (thirty) days is open, under the terms above, for the exercise of the preference right for the acquisition of new issued shares, in the proportion of the respective participation in the capital stock and with the proceeding mentioned below being followed.

1. TERM FOR THE EXERCISE OF THE PREFERENCE RIGHT.

Start: June 04th, 2007.
End: July 04th, 2007.

2. PROPORTION OF THE SHARES FOR THE EXERCISE OF THE PREFERENCE RIGHT.

2.1 The proportion to be followed for the exercise of the preference right shall be:

i. 0.3266081041 new preferred share for each 1 (one) preferred share that the shareholder owns on May 31st, 2007 (32.66081041% in preferred shares);

ii. 0.0275102809 new preferred share for each 1 (one) common share that the shareholder owns on May 31st, 2007 (2.75102809% in preferred shares);

iii. 0.2990978232 new common share for each 1 (one) common share that the shareholder owns on May 31st, 2007 (29.90978232% in common shares).

2.2 The fractions of shares shall not be considerate for the purposes of the exercise of the preference right.

3. PROCEEDING FOR THE EXERCISE OF THE PREFERENCE RIGHT.

3.1 The shareholders willing to exercise the preference right shall go, within the term abovementioned, to any branch of Banco Itaú S.A., depositary institution of the book entry share of issue of the Company.

3.2 The payment of the issue price of the shares compatible with the shareholders in consequence of the exercise of the preference right, such price shall be the same

for the common shares and the preferred shares, shall be made at Banco Itaú itself, which shall submit the registration of the acquisition of shares by the shareholder.

3.3 The shares acquired as from and on June 01st, 2007, shall not have the preference right at the acquisition of issued shares.

São Paulo, May 31st, 2007.

BOMBRIL S.A.
Gustavo Hassum Ramos
CEO and Relationship with Investors

abrasca

[Logotype]

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

MINUTE OF THE BOARD OF DIRECTORS' MEETING
CELEBRATED ON MARCH 19 2007

DATE, TIME AND PLACE: March 19, 2007 at 9:30 am at the social headquarters, located in the City of São Bernardo do Campo, State of São Paulo, at Via Anchieta km 14, parte.

ATTENDANCE: all the members of the Board of Directors attended the meeting.

MANAGING BOARD: Ronaldo Sampaio Ferreira (Chairman), Fernando Jorge Bento Pires (Secretary)

NOTICE: waived, under the fourth Paragraph of the Article 15th of the Bylaws, as all the members of the Board of Directors were present.

AGENDA:

(i) Deliberations regarding the ADR's of the Company at the New York Stock Market;
(ii) Loans to the controlled Tevere Empreendimentos e Construções Ltda. and Brilmaq Empreendimentos S.A.; and
(iii) Deliberations regarding the setting out of debts and credits with associated parties.

RESOLUTIONS ADOPTED: Upon the onset of the meeting, the Chairman passed on the word to the CEO, Mr. Gustavo Hassum Ramos, who attended the meeting, to present elucidations and propositions to the Board of Directors regarding the status of the Company's businesses, which were listed in the Agenda:

(i) **ADR's at the New York Stock Market**. Per the request of Mr. José Antonio Ramos during the meeting of February 05 2007, the CEO presented report regarding the ADR's and informed that the hiring of the local office of Greenberg Traurig had been recently approved, to assess the status of the Company's registration at the Securities

and Exchange Commission (SEC) and, whenever applicable, estimate the costs to solve eventual pendency.

(ii) **Loan to Tevere and Brilmaq**. The CEO presented elucidations regarding the needs for cash of the controlled partnership Tevere Empreendimentos e Construções S.A.. The Board of Directors unanimously approved the opening of a line of credit in favor of Tevere in the amount of R$ 200,000.00 (two hundred thousand reais) to be released as needed by the financial treasurer of the controlled, and the respective mutual shall be remunerated under market conditions. The Member Mr. Ferraz, with the approval of the Director Gustavo and of the remaining Members, stated that was fundamental that the Company's philosophy of granting loans to Tevere ought not to become common practice and that it was essential that said Company become independent in the short term. The Director Gustavo pointed out that a study has been implemented for the development of Tevere, including the search for a specialized partner in the Real State line of business or even for possible parties that might be interested in the purchase of the project. The Board has, also, authorized the granting of advancements aimed to further increase of capital and/or loans to the integral direct controlled, the Brilmaq, as an strategic measure to manage the cash flow of the Company and of its controlled on the global amount of up to R$30.000.000,00 (thirty million).

(iii) **Set out of operations with associated parties**. The CEO informed that the administration has been following an operations' clearance program with the associated parties via the request of auditing opinions and reports in Brazil, in Italy and in Luxemburg. He disclosed the following partial conclusions: (i) **Eurobonds**. The expectations of the subsidiary Bombril Overseas Inco. regarding the Eurobonds issued by the Company in 2001, though legitimate and protected by cautionary action granted by Luxemburg, has stricken procedures' hindrances in the conversion to free ownership, more specifically the term of the current criminal seizure that was decreed, in 2004, by the Italian judicial authorities within the context of the bankruptcy of several companies of the Cirio group. According to the opinion of the Law Office, which represents the interests of Bombril Overseas in Luxemburg, the resolution of this pendency solely based on the individual efforts of the Bombril Group might yield to high costs and does not forecast an expeditious end neither in the short nor in the long term, and thus the negotiation with the Cirio group was suggested to attempt a joint effort. The CEO disclosed that the Company has been studying alternatives, without loss for the ongoing judicial efforts. **(ii) Debts favoring the Cirio group**. The debt of the companies of the Bombril group with the companies of the Cirio group has been the object of auditing and legal studies, and some documents gathered have

demonstrated that the origin of such debts lays on intercompany mutual and on the payment of the Eurobonds by the Cirio group; **(iii) Credits against the Cirio group.** The CEO suggested the assignment of credits by the Company to its integral indirect controlled, the Bombril Overseas Inc., to concentrated the reciprocal responsibilities with the Cirio group in the assets of said Company, and thus maximize their administration and eventual negotiation. Consequently, the debts and the credits are gathered under the same partnership, an integral controlled of Bombril. Therefore, the Board of Directors has approved, with the abstaining vote of the Member Ferraz, the proposition of the Board of Directors of onerous assignment, by Bombril S.A. to Bombril Overseas Inc., for a price equivalent to the respective indexed value, of: (a) credit against Cragnotti & Partners Capital Investment Brasil S.A., guaranteed by Cirio Holding S.p.A, registered in the financial sheets of the Company for R$ 94,156 million; (b) credit against Cirio del Monte N.V., guaranteed by Cirio Finanziaria S.p.A, registered in the financial sheets of the Company for R$ 32,661 million; and (c) credit against Brilmaq, guaranteed by Cirio Holding S.p.A, registered in the financial sheets of the Company for R$ 1,669 million. The Member Ferraz stated that his abstaining from voting was because he deemed important to secure more information regarding the mater to form his opinion regarding the issue.

SUMMONS FOR THE NEXT MEETING OF THE BOARD OF DIRECTORS: The next meeting of the Board of Directors is scheduled for April 23 at 10:00 am to which all the Members of the Board are hereby summoned. In addition to the remaining matters that might be further included in the Agenda, per the Member Ferraz' request, the following item shall be considered: establishment of the remuneration of the Board of Directors. The member Ferraz has stated that the inclusion of such item in the Agenda results from a recommendation of the Fiscal Board, still, as recorded in the Minute, that the Board of Directors reevaluates the matter.

TERMINATION: Without further considerations, this Minute was drafted, read, approved, and executed by all attendees.

São Bernardo do Campo, March 19 2007.

Ronaldo Sampaio Ferreira

Fernando Antonio Cardoso de Rezende

Fernando Jorge Bento Pires

José Ferraz Ferreira Filho

Vitor Barbosa de Castro

Ronaldo Sampaio Ferreira
Chairman

Fernando Jorge Bento Pires
Secretary

BOMBRIL S.A.

National Directory of Businesses Entities (CNPJ/MF): 50.564.053/0001-03

Company Registration Number (NIRE): 35.300.099.711

POLICY FOR THE DISCLOSURE OF RELEVANT INFORMATION AND CONFIDENTIALITY CODE

I – DEFINITIONS

1. The terms and the expressions employed in this Policy for the Disclosure of Relevant Information and Confidentiality Code have the following meanings:

Stock Markets – Means the São Paulo Stock Market – BOVESPA – and any other stock market or organized negotiation markets into which the Company holds securities that are admissible for negotiation.

Company – Means the Bombril S.A.

Administrative Board – Means the Administrative Board of Bombril S.A.

Fiscal Board - Means the Fiscal Board of Bombril S.A.

CVM – Means the Securities and Exchange Commission of Brazil.

Investors Relations Director – Means the Company Director who was elected to perform the duties foreseen in the Rules and Regulations of CVM, and who was appointed to follow up and audit the fulfillment of this Disclosure Policy, being responsible for the disclosure of information to the general investors, to the CVM, and to the Stock Market or to organized counter institutions, as well as for the updating of the Company's registration.

Bylaws – Means the Bylaw of Bombril S.A.

Relevant Information – Means any decision of a controller shareholder; any decision of the General Shareholders Meeting or of the administrative departments of the Company; or any other

decision or fact of political-administrative, technical, business or economical-financial nature, which was made or is related to the business of the Company, and that might reasonably influence (i) the quote of the Securities; (ii) the investors' decision of buying, selling or keeping the Securities; or (iii) the investors decision to exercise any of the rights that are inherent to the status of Securities owners. The relation that exemplifies the situations that might fall under Relevant Information is established in the Article 2nd of the CVM Instruction no 358/2002 and is as follows:

(a) the execution of an agreement or an assignment contract to transfer the shareholders' control of the Company, even if under a suspension or a resolution contingency;

(b) a change in the control of the Company, including via the execution, the amendment or the rescission of a shareholders' agreement;

(c) the making and entering, the amendment or the rescission of a shareholders' agreement into which the Company is either a part or a mediator, or which has been recorded in the proper book of the Company;

(d) the entrance or the exit of a partner who holds a contract or an operational, financial, technological or administrative co-operation with the Company;

(e) the authorization to negotiate the Securities issued by the Company in any market, national or foreigner;

(f) the decision to promote the cancellation of the Company's registration for Public Trading;

(g) the incorporation, the merge or the division that involves the Company or related companies;

(h) the alteration or the dissolution of the Company;

(i) the change in the composition of the Company's assets;

(j) the change of the bookkeeping criteria;

(k) the renegotiation of debts;

(l) the approval of the granting plan for shares' buying option;

(m) the amendment of the rights and advantages of the Securities issued by the Company;

(n) the unfolding or the regrouping of shares or the establishment of bonus;

(o) the purchase of Company's shares for safekeeping at the secretary of treasury, or the cancellation, and the alienation of the shares thus purchased;

(p) the profit or the losses of the Company and the granting of revenues in cash;

(q) the execution or the rescission of a contract, or the failure to execute such when the expectation of said operationalization is of public domain;

(r) the approval, the amendment or the withdrawing from a project, or the delay in its implementation;

(s) the onset, the recovery or the paralyzation of the manufacturing, or the sales of a product, and of the rendering of a service;

(t) the discovery, the change or the development of a technology or of resources of the Company;

(u) the amendments to projections disclosed by the Company;

(v) the filing for bankruptcy, the request, or the confession of bankruptcy or the proposition of a legal action that might pass to affect the economical-financial status of the Company.

Associated Individuals – Means the Company, the Company's direct or indirect controller shareholders; the Directors; the members of the administrative board, of the fiscal board, and of any other institution with technical or advisory duties that was created via the Bylaw; managers and employees; controlled partnerships and/or under common control, and respective controller shareholders, members of the administration and of technical or advisory institutions; service rendering and other professionals, who have expressly adhered to the Disclosure Policy being responsible for the compliance with the rules described therein.

Disclosure Policy – Means this Policy for the Disclosure of Relevant Information and Confidentiality Code.

Adherence Form – Means the formal document signed by the Associated Individuals, and recognized by the Company, and into which the Associated Individuals state their acknowledgement of the rules of the Disclosure Policy and undertake the responsibility of following them and oversee said rules are being observed by individuals that might be under their supervision, including controlled companies, co-associated or companies under common control, spouses or dependents, directly or indirectly.

Securities – Means the shares, debentures, subscription bonuses, receipts and subscription rights and promissory notes issued by the Company and referenced derivatives of any one of these Securities.

II – ADHERENCE

2. The Adherence Form to this Disclosure Policy shall be signed by controller shareholders of the Company; the Directors; the members of the Administrative Board, the Fiscal Board and of any other technical or advisory institution that was created by Bylaw stipulation; and by whomever, that as a result of the position or the duties in the Company and the Company's controlled, holds knowledge of Relevant Information, and they shall become, for the purposes herein, an Associated Individual.

3. The Company shall hold in the Company's headquarters the list of Associated Individuals and their respective qualifications, indicating their position or duties, address, enrollment number of the Taxpayer Identification and/or the National Directory for Businesses Entities, updating it whenever there is an alteration.

III – OBJECTIVE

4. The objective of this Disclosure Policy is to establish the rules that shall be observed by the Investors Relation Director and remaining Associated Individuals regarding the disclosure of Relevant Information, the confidentiality code regarding the Relevant Information, which has not yet been disclosed to the general public, and the rules regarding the negotiation of the Company's shares. The Company's Disclosure Policy was implemented based upon the Instruction CVM no 358/2002, with wording as per the Instruction CVM no 369/2002.

5. Any questions regarding the stipulations of this Disclosure Policy, the applicable rules and regulations issued by CVM and/or the need to disclosure or not the information to the public shall be clarified with the Investors Relation Director of the Company.

IV – DUTIES AND RESPONSIBILITIES

6. The Investors Relations Director is the responsible for the disclosure of Relevant Information, though the remaining administrators shall jointly be liable should there be a breach of the rules regarding this disclosure.

7. The Investors Relations Director of the Company, in addition to the responsibilities foreseen in the applicable law or established by the CVM, by the Bylaw or by the Administrative Board of the Company, is responsible for the following:

(a) disclose and communicate to the CVM and to the Stock Markets, immediately following cognizance, observing the specific applicable rules in each instance, any relevant act or fact occurred or related to the business of the Company, which might be construed as Relevant Information;

(b) supervise the ample and immediate propagation of the Relevant Information at the Stock Markets and at all markets into which the Company holds Securities that are admissible for negotiation, as well as with the general investors;

(c) provide additional clarifications to the disclosure of acts or facts to competent institutions, whenever required.

8. The communication of Relevant Information to CVM and to the Stock Markets shall be immediately executed, respecting the specific applicable rules for each instance, by a written document minutely detailing the transpired acts and/or facts indicating, whenever feasible, the amounts involved and additional clarifications.

9. The Relevant Information shall be disclosed to the public via an ad published in the newspapers utilized by the Company, and said ad might encompass the summary description of the Relevant Information.

10. Whenever a Relevant Information is published in any communication means, including via disclosure to the press or during meetings with the unions, investors, analysts or with a selected

audience, in this Country or abroad, the Relevant Information shall be simultaneously disclosed to the CVM, to the Stock Markets and to the public.

11. Any Associated Individual who detains knowledge of acts or fact that might be construed as Relevant Information shall immediately communicate same to the Investors Relation Director, in writing.

12. Associated Individuals who have knowledge of Relevant Information shall follow up the Relevant Information, jointly with the Investors Relations Director, to ascertain the disclosure of the Relevant Information to the CVM, to the Stock Markets and to general investors.

13. The Relevant Information shall be disclosed, preferably, before the start up or after the closure of business at the Stock Markets. Should the Stock Markets not be operating simultaneously, the disclosure shall observe the operating hours of the Brazilian Stock Markets.

V – SHAREHOLDING STATUS

COMMUNICATION TO THE COMPANY

14. To yield defense against eventual accusations of share negotiations based upon privileged information, the Directors and the members of the Administration Board, of the Fiscal Board and of the Company's institutions with technical or advisory duties shall communicate the following, in writing, to the Investors Relation Director and, via the latter, to the regulatory institutions:

(a) immediately following the engagement into the position, the amount of eventually owned Securities issued at that time by the Company, and by controlled or controller companies, which are open companies, as well as the amount owned by the spouse, unless otherwise separated, actually or legally, and the amount owned by any dependant that was included in the annual Personal Tax Statement;

(b) the variations of the above-mentioned status, within a maximum timeframe of 05 (five) days following the end of the month in which the alteration took place, indicating the balance of the status for the period. Under the terms of the Article 11th of the Instruction CVM 358/2002, the above-mentioned notice shall encompass, at least, the following information:

(i) name and qualification of the reporter, indicating the enrollment number at the National Directory for Business Entities (CNPJ/MF) or in the Taxpayers Identification (CPF);

(ii) amount, per kind and class, in the instances of shares, and remaining characteristics in the instances of Securities in addition to the identification of the broker; and

(iii) fashion, price, and date of the transactions.

(c) based on the data it is the Investors Relation Director responsibility to forward said information to the CVM via the individual and the consolidated forms (Article 11th of the Instruction CVM no 358/2002) within a 10 (ten) day's timeframe following the end of each month.

(d) for the purpose of releasing the notices foreseen in this item to CVM, the Investors Relation Director shall construe the lack of notice, within the established timeframe, regarding the respective negotiations with Securities issued by the Company as non-existing thus maintaining the status indicated for the immediately previous period.

RESTRICTIONS REGARDING THE NEGOTIATION OF SECURITIES

15. To eliminate responsibilities, the following restrictions shall apply to the individuals referred to in this Policy:

(a) Refrain from negotiating the Securities while the privileged Relevant Information, to which they have access, is not disclosure to the general investors;

(b) Refrain from suggesting, or in any fashion recommending that anyone buy, sell or keep the Securities, if the privileged Relevant Information, to which they have access, might influence the process of making any of these decisions;

(c) Refrain from negotiating the Securities within the following periods:

(i) for 24 (twenty four) hours following the disclosure to the public of the Relevant Information;

(ii) within the 15 (fifteen) days prior to the disclosure of the quarterly information (ITR) and annual (DFP and IAN) information of the Company;

(iii) within the period of time between the decision made by the competent social institution regarding the increase or the reduction of the Company's social capital, the distribution of dividends or of bonuses via shares or the issuing of other Securities, and the publication of the respective Summons, announcements or relevant facts;

(d) Refrain, for the timeframe of 6 (six) months following the withdrawn from the administration of the Company, from negotiating the Securities before the disclosure to the public of a business or a fact that was initiated during the respective management term;

(e) Consult with the Investors Relations Director before conducting any operation aimed towards the Securities to verify if there are ongoing relevant facts/acts, which have not yet been disclosure;

16. The Associated Individuals shall oversee that their reliable subordinates and third parties observe the above-mentioned responsibilities as otherwise the Associated Individuals might jointly be liable should there be a breach.

VI – EXCEPTION TO THE IMMEDIATE DISCLOSURE OF RELEVANT INFORMATION

17. The acts or the facts, which might constitute a Relevant Information, might not be disclosed should such disclosure place a legitimate interest of the Company at risk.

18. The Company might consider the submission to the CVM of the disclosure to the public of a Relevant Information that might place at risk a legitimate interest of the Company.

19. Whenever the not yet disclosed Relevant Information becomes known by individuals, other than the individuals who have originally acknowledge and/or decided to deem the Relevant Information as confidential; or should there be an atypical variation of the quoting, the price or the

amount of the Securities negotiated, the Investors Relation Director shall avail, immediately, the Relevant Information to CVM, the Stock Markets and the public.

VII – CONFIDENTIALITY CODE REGARDING THE RELEVANT INFORMATION

20. The Associated Individuals ought to keep confidential the Relevant Information that has not yet been disclosed, and to which they might have access as a result of the duties or the position they hold, up to the disclosure of said Relevant Information to the public, as well as oversee that their reliable subordinates and third parties jointly follow suit.

21. Even following the disclosure to the public, the Relevant Information shall be construed as not having been disclosed until a reasonable period of time has elapsed so the participants of the market might receive and process the Relevant Information.

22. The Associated Individuals shall not converse about Relevant Information in public settings. Likewise, the Associated Individuals shall only deal with such matters related to the Relevant Information with the individuals who need to know the Relevant Information.

23. Any breaches to this Disclosure Policy that are assessed by Associated Individuals shall be immediately communicated to the Company, via the Investors Relation Director.

24. The employment of Relevant Information to secure advantages, to oneself or to others, via negotiations with Securities is ethically reproachable and legally barred subjecting the involved ones to the payment of fees and indemnities in addition to eventual legal actions.

25. Should the Associated Individuals verify that a Relevant Information, which has not yet been disclosed to the public, is recognized by individuals other than the individuals who have originally acknowledge and/or decided to deem the Relevant Information as confidential or should there be an atypical variation of the quoting, the price or the amount of the Securities negotiated, such facts shall be immediately communicated to the Company via the Investors Relation Director.

VIII – THE BREACHES AND THE RESPONSIBILITY TO INDEMNIFY

26. The breaches of the stipulations herein shall yield to the following actions by the Administration of the Company:

(a) The summoning of a General Shareholders Meeting to decide on the proposition of a responsibility action against the administrator, whenever applicable;

(b) The proposition of an indemnity action for the damages caused to the Company;

(c) The denouncement of the responsible party to CVM;

27. The Associated Individuals who are deemed responsible for the breach of any stipulation in the Disclosure Policy shall be responsible for reimbursing, integrally and without limitations, the Company and/or other Associated Individuals of all the losses that might be incurred and that, directly or indirectly, arise out of said breach.

IX – AMENDMENT

28. This Policy might be amended, at any time, should the rules and the regulations governing the Stock Markets so require.

29. Any amendments to this Disclosure Policy shall mandatorily be communicated to the CVM and to the Stock Markets. The communication shall be accompanied by a copy of the decision and the whole text of the documents, which rule and are a part of said decision.

30. The Disclosure Policy shall not be amended should a pending relevant act or a fact have not yet been disclosed to the public.

X – TERM

31. This Disclosure Policy shall be in effect on the date of its approval by the Administrative Board and shall remain in effect for an undetermined period of time until otherwise decided by the Administrative Board.

XI – ADHERENCE FORM

32. The Associated Individuals shall formally adhere to the terms of this Policy. The non-adherence of a certain Associated Individual shall not exempt said individual from the responsibilities under the current legislation and the rules and regulations, mainly regarding the terms of the normative acts that rule said legislation and the rules and regulations.

33. During the term of the relation between the individual and the Company the adherence form shall remain filed at the Company's headquarters, and following the individual's withdrawn for additional 5 (five) years thereafter.

34. The Company shall hold at the Company's headquarter, available to CVM, the list of Associated Individuals and their respective qualifications, indicating their position or their duties, the address and number of the Taxpayers Identification, or the National Directory of Businesses Entities (CNPJ) no, updating said list immediately upon any alterations.

BOMBRIL S.A.

POLICY FOR THE DISCLOSURE OF
RELEVANT INFORMATION AND CONFIDENTIALITY CODE

ADHESION FORM

I [*name and qualification*], [*position, or duties*] state that I acknowledge the terms and the conditions of the Policy for Disclosure of Relevant Information and Confidentiality Code of Bombril S.A., arising out of the Instruction CVM no 358/2002 and approved by the Company's Administrative Board on 07/23/2007. I hereby formally adhere to the afore-mentioned Policy and commit myself to the compliance of all its terms and conditions.

In addition, I state that I am aware that breaches of the stipulations of this Policy for Disclosure of Relevant Information and Confidentiality Code is construed as a serious infraction under the terms of the § 3rd of the Article 11th of the Law no 6.385/1976.

[*City*], [*State*]

____
[*name*]

BOMBRIL S.A.

Brazilian Directory of Legal Entities (CNPJ) 50.564.053/0001-03

Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE AUDIT COMMITTEE MEETING CELEBRATED ON MAY 31, 2007

1. DATE, TIME AND PLACE: May 31, 2007, at 09:00 am, at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14.

2. ATTENDANCES: The total of active members, José Carlos de Brito e Cunha, Renata Nunes Guimarães and Diogo Rogério Xavier da Silveira Talocchi, also including the substitute member, Flavio Stamm, upon request of the active member.

3. MANAGING BOARD: Renata Nunes Giumarães - Chairwoman, Secretary – Diogo Rogério Xavier da Silveira Talocchi.

4. AGENDA: Consideration of (i) the request of explanation presented by the Audit Director José Carlos de Brito e Cunha in relation to the proposal capital stock increase and (ii) the response of the administration of the Company for such request.

5. DISCUSSIONS AND RESOLUTIONS: First, it was explained that the proposal of the Officer on the capital stock increase attached hereto ("Annex 1"), it was presented to the members of the Audit Committee on last May 24, 2007, when the meetings of the agency were noticed on May 28, 2007 and May 31, 2007. On May 24, 2007, the members of the Audit Committee received a copy of the abovementioned proposal from the Officers, with the respective attachments available for consultation in the headquarters. Also on May 24, 2007 it was informed the notice of meeting of the Board of Directors to consider the matter on May 31, 2007. Thus, it was presented on this date to the members of the Audit Committee the response from the Administration of the Company to the request of explanation produced by the Audit Director José Carlos de Brito e Cunha in the last

meeting of the agency held on May 28, 2007 (such request constituted the "Annex 2" attached hereto). The content of this response from the Administration, as well as the data, number and other information therein were confirmed by the independent audit company - BDO Trevisan (as "Annex III" attached hereto), in the exact terms requested by the Audit Director José Carlos de Brito e Cunha. It was also presented by the Administration of the Company the translation of the Annex 3 of the proposal from the Officers considered by the Audit Committee in the meeting dated May 28, 2007. The Audit Director José Carlos de Brito e Cunha registered that all requests for explanations were attended by him presented on May 28, 2007 and he presented in this meeting the new request for explanations, also attached hereto ("Annex IV"). Such member requests in the application presented today that a legal opinion from a national first line office be produced about the credits involved in the proposal of capital increase, additionally to opinions and reports already produced by KPMG, from foreign legal assessors of the Company (three law firms from Italy and one from Luxembourg) and from Dr. Modesto Carvalhosa, who considered the proposal from the Officers. This Audit Director expressed the understanding that the legal opinion requested on this date would be necessary for the formation of his personal conviction about the proposal from the Officers and the respective attachments, expressing now differences about the forwarding and consideration of the proposal from the Officers by the Board of Directors without the legal opinion requested today. The members of the Audit Committee recognized that is not feasible the acquisition of such legal opinion before the consideration of the matter by the Board of Directors in a meeting noticed for this date. Notwithstanding, the Chief Executive Officer of the Company, Mr. Gustavo Hassum Ramos, who attended the meeting, informed that such legal opinion will be requested and presented timely to the Audit Committee. The members of the Audit Committee Renata Nunes Guimarães and Diogo Rogério Xavier da Silveira Talocchi reaffirmed what they expressed in the meeting on last May 28, 2007 and considered that the legal opinion requested today is not a necessary document or required in accordance with the law and/or the By-laws for production, consideration and/or approval of the proposal by the Board of Directors. Such members also expressed the understanding that the matter of the legal opinion requested today is duly examined in the proposal from the Officers about the capital increase and coincide with the scope and the conclusions already reached by the foreign legal assessors hired by the Company in Italy and Luxembourg, by the report produced by KPMG about the credits, corporate aspects of the capital increase were also analyzed in the opinion of Dr. Modesto Carvalhosa, also hired

by the administration of the Company for this purpose. The members of the Audit Committee attended the meeting of the Board of Directors held on this date, of which was approved unanimously the proposal from the Officers considered by this Audit Committee in the meeting dated May 28, 2007.

6. TERMINATION: There being no further business to be considered, these minutes was drawn up, being read, approved and signed by all the presents. It was exempted the drawing up of the attachments abovementioned in the minutes of the meeting of the Audit Committee, all these documents being filed in the headquarters.

São Bernardo do Campo, May 31, 2007.

Signed: [Renata Nunes Guimarães]
Name: Renata Nunes Guimarães
Title: Chairwoman.

Signed: [illegible signature]
Name: Diogo Rogério Xavier da Silveira Talocchi
Title: Secretary.

Signed: [illegible signature]
Name: José Carlos de Brito e Cunha.

Signed: [illegible signature]
Name: Diogo Rogério Xavier da Silveira Talocchi

Signed: [illegible signature]
Name: Renata Nunes Guimarães

Signed: [illegible signature]
Name: Flavio Stamm

BOMBRIL S.A.

Brazilian Directory of Legal Entities (CNPJ) 50.564.053/0001-03

Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE AUDIT COMMITTEE MEETING
CELEBRATED ON MAY 28, 2007

1. DATE, TIME AND PLACE: May 28, 2007, at 09:00 am, at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14.

2. ATTENDANCES: Messrs. José Carlos de Brito e Cunha, Renata Nunes Guimarães and Diogo Rogério Xavier da Silveira Talocchi. Also Including the attendance as a substitute member, of Mr. Flavio Stamm, upon request of the active member, under the terms of article 19, paragraph 1 of the By-laws of the Audit Committee, having no right to vote the resolutions.

3. MANAGING BOARD: Renata Nunes Giumarães - Chairwoman, Secretary – Diogo Rogério Xavier da Silveira Talocchi.

4. AGENDA: Examinations of the documents related to the proposal of increasing of the company's capital stock.

5. DISCUSSIONS AND RESOLUTIONS: The documents supplied by the Administration of the Company were examined and discussed, in relation to the proposal of increasing of the capital presented by the Directors, dated May 24, 2007, the members of the Audit Committee, in accordance with the article 166, paragraph 2 of Law No. 6.404/76, manifested, with absence of member José Carlos de Brito e Cunha, that said documents are in regular conditions to presentation to resolution and approval of the Board of Directors. The absence was explained in virtue of the analysis of the documents by said director was not completed, which could result in requests for information.

6. TERMINATION: There being no further business to be considered, these minutes was drawn up, being read, approved and signed by all the presents.

São Bernardo do Campo, May 28, 2007.

Signed: [Renata Nunes Guimarães]
Name: Renata Nunes Guimarães
Title: Chairwoman.

Signed: [illegible signature]
Name: Diogo Rogério Xavier da Silveira Talocchi
Title: Secretary.

Present members of the Audit Committee:
Signed: [illegible signature]
Name: Diogo Rogério Xavier da Silveira Talocchi

Signed: [illegible signature]
Name: Renata Nunes Guimarães

Signed: [illegible signature]
Name: José Carlos de Brito e Cunha

Present Substitute Member:
Signed: [illegible signature]
Name: Flavio Stamm

BOMBRIL S/A

Brazilian Directory of Legal Entities (CNPJ) 50.564.053/0001-03

Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON NOVEMBER 04, 2005 AT 10:30 AM

DATE, TIME AND PLACE: November 04, 2005, at 10:30 am., at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14.

ATTENDANCES: The Directors, Messrs. Antonio Carlos Turazza, Ivan Gonçalves Ribeiro Guimarães, Isaac Ferreira da Silva, José Ferraz Ferreira Filho, Valder Viana de Carvalho and Valmir Marques Camilo.

MANAGING BOARD: Valmir Marques Camilo (Chairman) and Reinaldo Abud (Secretary).

NOTICE: All Members of the Board of Directors were noticed in accordance with the provisions in the paragraphs 1, 2 and 3 of the article 15 of By-Laws of the *Company*.

AGENDA:

1) Election and Qualification of the Officers of the *Company* -

Mr. José Edson Bacellar Júnior was absent, upon request of the Chairman, Valmir Marques Camilo, because Mr. José Edson Bacellar Júnior is the Chief Executive Officer and a Member of the Board of Directors. **RESOLUTION:** The nominated persons were approved, the Officers of the *Company* were reelected, provided that, a continuous act was given to them by Mr. Valmir Marques Camilo, Chairman of the Board of Directors of Bombril S/A, as follows:

a) Chief Executive Officer: Mr. José Edson Bacellar Júnior, Brazilian citizen, divorced, economist, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Boquim, 623 - Vila Ida - CEP: 05454-001, bearer of the Identification Card ("RG") No. 15.322.118-5-SSP/SP and registered with the Brazilian Treasury Department as an

Individual Taxpayer ("CPF/MF") under No. 094.159.588-98; b) Superintendent Officer: Mr. Cláudio Del Valle, Brazilian citizen, married, business administrator, resident at Av. Dr. Altino Arantes, 620 - Apt. 01 - CEP: 04042-003 - Bairro Mirandópolis - City of São Paulo - State of São Paulo, bearer of the Identification Card ("RG") No. 4.668.389-SSP/SP and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 535.132.748-15; c) Chief Financial Officer: Mr. Carlos Roberto Dontal, Brazilian citizen, married, economist, bearer of the Identification Card ("RG") No. 5.304.159-8-SSP/SP and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 039.192.938-00. Hereinafter the Officer will be as follows: **José Edson Bacellar Júnior:** Chief Executive Officer; **Cláudio Del Valle:** Superintendent Officer; **Carlos Roberto Dontal:** Chief Financial Officer, all with mandates effective until November 03, 2006; and **Manoel Francisco Pires da Costa** - Investor Relations Officer, with mandate effective until August 30, 2006.

TERMINATION OF THE WORKS AND DRAWING UP OF THE MINUTES: There being no further business to be considered, the floor was given and no one expressed, the works were terminated for the necessary time to the drawing up of these minutes. The session was reopened, these minutes were read, verified, approved, considered in conformity, being signed by all the presents. (aa) Antonio Carlos Turazza, Ivan Gonçalves Ribeiro Guimarães, Isaac Ferreira da Silva, José Ferraz Ferreira Filho, Valder Viana de Carvalho and Valmir Marques Camilo. São Bernardo do Campo, November 04, 2005.

This is a true copy of the minutes drawn up in own book.

Reinaldo Abud - Secretary

BOMBRIL S/A

Brazilian Directory of Legal Entities (CNPJ) 50.564.053/0001-03

Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING
CELEBRATED ON AUGUST 31, 2005 AT 02:00 PM

DATE, TIME AND PLACE: August 31, 2005, at 02:00 pm, at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14.

ATTENDANCES: The Directors, Messrs. Antonio Carlos Turazza, Ivan Gonçalves Ribeiro Guimarães, Isaac Ferreira da Silva, Jose Edson Bacellar Junior, José Ferraz Ferreira Filho, Valder Viana de Carvalho and Valmir Marques Camilo were present.

MANAGING BOARD: Valmir Marques Camilo (Chairman) and Reinaldo Abud (Secretary).

NOTICE: Notice waived due the presence of all members of the Board of Directors, in accordance with the provisions in the paragraph 4 of article 15 of the By-Laws and the paragraph 4 of the article 124 of Law 6.404/76.

AGENDA:

1) Implementation of the resolutions of the RCA dated April 29, 2005 at 11:30 am.

Upon the resolutions in the minutes of the RCA dated April 29, 2005 at 11:30 am, it is elected herein as the new Investor Relations Officer of the company, Mr. **MANOEL FRANCISCO PIRES DA COSTA,** Brazilian citizen, divorced, lawyer, with address at Rua Tabapuã, 422 - 5th Floor - Itaim Bibi - São Paulo - SP CEP: 04533-001, bearer of the Identification Card ("RG") No. 2.491.115 SSP/SP and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 207.127.588-87, with mandate until August 30, 2006. **RESOLUTION:** It was approved the election of the new Investor Relations Officer of Bombril S/A, provided that a continuous act was given to him by the Chairman of the Board of Directors of Bombril S/A, Mr. Valmir Marques Camilo.

TERMINATION OF THE WORKS AND DRAWING UP OF THE MINUTES: There being no further business to be considered, the floor was given and no one expressed, the works were terminated for the necessary time to the drawing up of these minutes. The session was reopened, these minutes were read, verified, approved, considered in conformity, being signed by all the presents. (aa) Antonio Carlos Turazza, Ivan Gonçalves Ribeiro Guimarães, Isaac Ferreira da Silva, Jose Edson Bacellar Junior, José Ferraz Ferreira Filho, Valder Viana de Carvalho and Valmir Marques Camilo. São Bernardo do Campo, August 31, 2005.

This is a true copy of the minutes drawn up in own book.

Reinaldo Abud - Secretary

BOMBRIL S/A

Brazilian Directory of Legal Entities (CNPJ) 50.564.053/0001-03

Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON SEPTEMBER 28, 2005 AT 05:30 PM

DATE, TIME AND PLACE: September 28, 2005, at 05:30 pm., at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14.

ATTENDANCES: The Directors, Messrs. Antonio Carlos Turazza, Isaac Ferreira da Silva, Ivan Gonçalves Ribeiro Guimarães, Jose Edson Bacellar Junior (per proxy), José Ferraz Ferreira Filho, Valder Viana de Carvalho and Valmir Marques Camilo were present.

MANAGING BOARD: Valmir Marques Camilo (Chairman) and Reinaldo Abud (Secretary).

NOTICE: All Members of the Board of Directors were noticed in accordance with the provisions in the paragraphs 1, 2 and 3 of the article 15 of By-Laws.

AGENDA:

1) Company restructuring of the subsidiaries of Bombril S/A with consequent increase of capital of subsidiary Brilmaq Empreendimentos Imobiliários S.A.

The Chairman, Mr. Valmir Marques Camilo, gave the floor to Mr. Luiz Ricardo Giffoni, Manager of the Legal Department of the company to explain to the presents the reason why there is a need for approval of this item. For such, he explained orally, solving questions arisen, presenting the current flowchart and showing how the new flowchart will look like after the company restructuring.

RESOLUTION: Under the terms and for the effects of what is provided in the article 16, (i) and (k), increase the capital stock of the subsidiary Brilmaq Empreendimentos Imobiliários S.A. amounting R$ 141,710,637.72 to be paid upon verification, to the capital of Brilmaq Empreendimentos Imobiliários S.A., from the total shares held by the Company in the

following companies: Pronto S.A., Bombril Mercosul S.A., Waddle Participações S.A. and Bombril Overseas Inc. To approve the nomination of Zonaro Associados Ltda, company expert in the record in the Regional Board of Accounting CRC SP under No. 2SP18627/0-8, registered with the Brazilian Directory of Legal Entities ("CNPJ/MF") under No. 00.747.902/0001-96, headquartered in the City and State of São Paulo, at Rua Alice Macuco Alves, 69 - Alto da Lapa - São Paulo - Capital, to proceed to the accounting assessment of the investments held by the Company in the abovementioned companies. **TERMINATION OF THE WORKS AND DRAWING UP OF THE MINUTES:** There being no further business to be considered, the floor was given and no one expressed, the works were terminated for the necessary time to the drawing up of these minutes. The session was reopened, these minutes were read, verified, approved, considered in conformity, being signed by all the presents. (aa) Antonio Carlos Turazza, Isaac Ferreira da Silva, Ivan Gonçalves Ribeiro Guimarães, Jose Edson Bacellar Junior (per proxy), José Ferraz Ferreira Filho, Valder Viana de Carvalho and Valmir Marques Camilo. São Bernardo do Campo, September 28, 2005.

This is a true copy of the minutes drawn up in own book.

Reinaldo Abud - Secretary

BOMBRIL S/A

Brazilian Directory of Legal Entities (CNPJ) 50.564.053/0001-03

Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING
CELEBRATED ON JULY 27, 2005 AT 02:00 PM

DATE, TIME AND PLACE: July 27, 2005, at 02:00 pm, at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14.

ATTENDANCES: The Directors, Messrs. Antonio Carlos Turazza, Isaac Ferreira da Silva, Ivan Gonçalves Ribeiro Guimarães, Jose Edson Bacellar Junior, José Ferraz Ferreira Filho, Valder Viana de Carvalho and Valmir Marques Camilo were present.

MANAGING BOARD: Valmir Marques Camilo (Chairman) and Reinaldo Abud (Secretary).

NOTICE: All Members of the Board of Directors were noticed in accordance with the provisions in the paragraphs 1, 2 and 3 of the article 15 of By-Laws.

AGENDA:

1) Fitting of the mandate period of the Chief Financial Officer and Investor Relations Officer of Bombril S/A: The Chairman, Mr. Valmir Marques Camilo, requests to the Board of Directors the approval for the extension of the mandate of the effective Chief Financial Officer and Investor Relations Officer, Mr. Carlos Roberto Dontal, Brazilian citizen, married, economist, bearer of the Identification Card ("RG") No. 5.304.159-8 and registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 039.192.938-00 until November 03, 2005, thus, fitting to the mandates of the other Officers of Bombril S/A. **RESOLUTION:** APPROVED.

TERMINATION OF THE WORKS AND DRAWING UP OF THE MINUTES: There being no further business to be considered, the floor was given and no one expressed, the works

were terminated for the necessary time to the drawing up of these minutes. The sessions was reopened, these minutes were read, verified, approved, considered in conformity, being signed by all the presents. (aa) Antonio Carlos Turazza, Isaac Ferreira da Silva, Ivan Gonçalves Ribeiro Guimarães, Jose Edson Bacellar Junior, José Ferraz Ferreira Filho, Valder Viana de Carvalho and Valmir Marques Camilo.

São Bernardo do Campo, July 27, 2005.

This is a true copy of the minutes drawn up in own book.

Reinaldo Abud - Secretary

BOMBRIL S/A

Brazilian Directory of Legal Entities (CNPJ) 50.564.053/0001-03

Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON NOVEMBER 23, 2005 AT 01:30 PM

DATE, TIME AND PLACE: November 23, 2005, at 01:30 pm, at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14.

ATTENDANCES: The Directors, Messrs. Antonio Carlos Turazza, Isaac Ferreira da Silva, Ivan Gonçalves Ribeiro Guimarães, Jose Edson Bacellar Junior, José Ferraz Ferreira Filho, Valder Viana de Carvalho and Valmir Marques Camilo.

MANAGING BOARD: Valmir Marques Camilo (Chairman) and Reinaldo Abud (Secretary).

NOTICE: Notice waived due the presence of all members of the Board of Directors, in accordance with the provisions in the paragraphs 4, of article 15 of the By-Laws and the article 124 of Law 6.404/76.

AGENDA:

1) Disposal of the shares of Waddle Participações S/A

It was presented the restoration of the history about the matter Tevere / Waddle Participações S/A, by the Director Valder Viana de Carvalho, under the terms of the resolutions of the RCA dated October 26 at 03:00 pm. The Legal Manager, expressed favorable to the matter, in an express basis, whose tenor was read to the presents. The discussion was terminated and the regular approval was requested. **UNANIMOUS RESOLUTION:** It was approved the disposal of the shares of Waddle Participações S.A. for Tevere Empreendimentos e Construções S/A, amounting R$ 730,434.64. Of this amount, it shall be deducted R$ 293,128.33 (computed on November 23, 2005), for

compensation and release of loans existent between Bombril S/A and Tevere Empreendimentos e Construções S/A, excluding all previous resolutions.

TERMINATION OF THE WORKS AND DRAWING UP OF THE MINUTES: There being no further business to be considered, the floor was given and no one expressed, the works were terminated for the necessary time to the drawing up of these minutes. The sessions was reopened, these minutes were read, verified, approved, considered in conformity, being signed by all the presents. (aa) Antonio Carlos Turazza, Isaac Ferreira da Silva, Ivan Gonçalves Ribeiro Guimarães, Jose Edson Bacellar Junior, José Ferraz Ferreira Filho, Valder Viana de Carvalho and Valmir Marques Camilo. São Bernardo do Campo, November 23, 2005.

This is a true copy of the minutes drawn up in own book.

Reinaldo Abud - Secretary

BOMBRIL S/A.

Brazilian Directory of Legal Entities (CNPJ) 50.564.053/0001-03

Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON MARCH 17, 2005 AT 10:00 AM

DATE, TIME AND PLACE: March 17, 2005, at 10:00 am, at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14.

ATTENDANCES: The Members of the Board of Directors, Messrs. Antonio Carlos Turazza, Isaac Ferreira da Silva, Jose Edson Bacellar Junior, Valder Viana de Carvalho, Valmir Marques Camilo, Waldir Dias Sant'ana and the Legal Administrator, Mr. José Paulo de Sousa were present.

MANAGING BOARD: Valmir Marques Camilo (Chairman) and Reinaldo Abud (Secretary).

NOTICE: All members of the Board of Directors were noticed in accordance with the provisions in the paragraphs 1, 2 and 3 of the article 15 of the By-Laws.

AGENDA:

1) Discussion and Approval of Grouping of shares of Bombril S/A:

1.1) Explanation for Grouping;

1.2) Definition of Grouping;

1.3) Hiring of a Broker responsible by the process;

1.4) Schedule for the accomplishment of Grouping;

1.5) Consideration and approval of the minutes of the Material Fact to be published;

1.6) request for date designation of Special General Meeting.

The Chairman, Mr. Valmir Marques Camilo, gave the floor to Mr. Alexandre Sande from the Investor Relations Department and to Mr. Mozart da Silva Passos, Coordinator responsible by the Grouping. Next, it was presented to the Directors that Bombril S/A has

currently a portfolio of 40,754,001,774 shares, of which 25,358,702,774 are preferred shares and 15,395,299,000 are common shares, distributed between 5,340 shareholders, of which 5,186 are individuals and 154 are legal entities, according to the last report dated 01/05/2005, presented by Banco Itaú S/A, current manager of shareholders' portfolio. It was also shown the fact that the majority of theses shareholders are individuals, holders of a reduced number of shares; and, thus, of little expression in the movement before the stock exchange, being very susceptible to find between these few investors, an expressive contingent, that for many reasons, do not act in the market, sometimes, due death, lack of knowledge, lack of interest, etc. The purpose of Grouping. This Grouping has the purpose to reach a higher liquidity of the securities in the stock exchange, besides to reduce costs with the shareholders department, and standardization of the negotiations before BOVESPA, becoming more visible to the investor, thus, improving their relation with the market of shares, besides facilitating the expansion of future acquisitions. Such procedure is provided in the article 12 of the current Law of Corporations and developed by ABRASCA and by BOVESPA, specially for the trend to work with the standard lot of 1,000 or 100 shares, in accordance with the characteristic of each company, so that to represent the best solution and more transparency for the market, notably to the individual shareholders. For more clarification for the Directors, the expositors delivered an explanation material with 36 pages, including transparency projections, integral part of these minutes.

RESOLUTION: After the presentation of Grouping of Shares of Bombril S/A, the matter was discussed and after being balanced and considered the discussed points, the Board of Directors, in a voting, resolved the approval of grouping of shares, in a ratio of 1,000 (one thousand) shares for 1 (one), once approved the grouping by the Special General Meeting and fulfilling the schedule, the shares will be negotiated in an stock exchange, individually. It was approved the date designation and notice of the respective Special General Meeting for April 25, 2005, communicating the Audit Committee, under the terms of article 163 of Law 6.404/76.

TERMINATION OF THE WORKS AND DRAWING UP OF THE MINUTES: There being no further business to be considered, the floor was given and no one expressed to speak, the works were terminated for the necessary time to the drawing up of these minutes. The session was reopened, these minutes were read, verified, approved, considered in

conformity, being signed by all the presents. (aa) Antonio Carlos Turazza, Isaac Ferreira da Silva, Jose Edson Bacellar Junior, Valder Viana de Carvalho, Valmir Marques Camilo and Waldir Dias Sant'ana. This is a true copy of the minutes drawn up in own book.

São Bernardo do Campo, March 17, 2005

Reinaldo Abud

Secretary of the Board of Directors of Bombril S/A

BOMBRIL S/A

Brazilian Directory of Legal Entities (CNPJ) 50.564.053/0001-03

Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON APRIL 07, 2005 AT 04:00 PM

DATE, TIME AND PLACE: April 07, 2005, at 04:00 pm, at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14.

ATTENDANCES: The Members of the Board of Directors, Messrs. Antonio Carlos Turazza, Isaac Ferreira da Silva, Jose Edson Bacellar Junior, Valder Viana de Carvalho, Valmir Marques Camilo and Waldir Dias Sant'ana were present.

MANAGING BOARD: Valmir Marques Camilo (Chairman) and Reinaldo Abud (Secretary).

NOTICE: Notice waived due the presence of all members of the Board of Directors, in accordance with the provisions in the paragraphs 4 of article 15 of the By-Laws and the article 124 of Law 6.404/76.

AGENDA:

1) To authorize the Executive Board to hire a provider company of professional services of Audit regarding the year of 2005 of the company Bombril S/A and its subsidiaries.

Mr. Valmir Marques Camilo, Chairman of the Meeting, gave the floor to the Superintendent Officer of the company, Mr. Cláudio Del Valle, who discussed about the topic to the presents. He presented the proposals of prices by the interested companies to do the services of Audit. We received proposals from the following companies: **a)** *Martinelli Auditores*; **b)** *BDO - Trevisan Auditores Independentes*; **c)** *KPMG Auditores Independentes*; and **d)** *Directa Auditores*. The Chairman Valmir Marques Camilo thanked Mr. Cláudio Del Valle, proceeding to the **RESOLUTION:** The Board of Directors analyzed

individually the proposals submitted to its consideration. It was considered, the methodology of work, the respective schedule of procedures for services, the responsibilities and limitations of audit, the working hours, the deadline for the beginning of the works and the deadline to deliver the reports and opinions, the agreement clauses, the fees and terms of payment and resolved the approval of hiring the company *BDO - Trevisan Auditores Independentes* because it was the company which presented the best technical conditions, allowing the Executive Board to consider the reasonable efforts to the agreement formalization of the acts.

TERMINATION OF THE WORKS AND DRAWING UP OF THE MINUTES: There being no further business to be considered, the floor was given and no one expressed to speak, the works were terminated for the necessary time to the drawing up of these minutes. The session was reopened, these minutes were read, verified, approved, considered in conformity, being signed by all the presents. (aa) Antonio Carlos Turazza, Isaac Ferreira da Silva, Jose Edson Bacellar Junior, Valder Viana de Carvalho, Valmir Marques Camilo and Waldir Dias Sant'ana

This is a true copy of the minutes drawn up in own book.

São Bernardo do Campo, April 07, 2005

Reinaldo Abud - Secretary

BOMBRIL S/A

Brazilian Directory of Legal Entities (CNPJ) 50.564.053/0001-03

Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON NOVEMBER 04, 2005 AT 11:00 AM

DATE, TIME AND PLACE: November 04, 2005, at 11:00 am, at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14.

ATTENDANCES: The Directors, Messrs. Antonio Carlos Turazza, Isaac Ferreira da Silva, Ivan Gonçalves Ribeiro Guimarães, Jose Edson Bacellar Junior, José Ferraz Ferreira Filho, Valder Viana de Carvalho and Valmir Marques Camilo.

MANAGING BOARD: Valmir Marques Camilo (Chairman) and Reinaldo Abud (Secretary).

NOTICE: Notice waived due the presence of all members of the Board of Directors, in accordance with the provisions in the paragraphs 4, of article 15 of the By-Laws and the article 124 of Law 6.404/76.

AGENDA:

1) Rectification and ratification of the resolution considered in the Board of Directors' Meeting held on September 28, 2005 at 05:30 pm.

The Chairman, Mr. Valmir Marques Camilo, gave the floor to Mr. Luiz Ricardo Giffoni, Manager of the Legal Department of the company who explained to the presents the need for approval of this item, with the duly fitting. **RESOLUTION:** To rectify the resolutions considered in the Board of Directors' Meeting held on September 28, 2005 at 05:30 pm, as follows: The amount of the increase of the capital stock of the subsidiary company Brilmaq Empreendimentos Imobiliários S.A. will be 124,572,457.57. The increase of capital will be paid upon verification, to the capital of Brilmaq Empreendimentos Imobiliários S.A., from the total of shares held by the Company in the companies: Bombril Mercosul S.A. and

Bombril Overseas Inc. The total of shares held by the Company in the companies Pronto SA and Waddle Participações SA will be sold to Brilmaq Empreendimentos Imobiliários SA. To ratify the other resolutions considered in the Board of Directors' Meeting held on September 28, 2005 at 05:30 pm. **TERMINATION OF THE WORKS AND DRAWING UP OF THE MINUTES:** There being no further business to be considered, the floor was given and no one expressed, the works were terminated for the necessary time to the drawing up of these minutes. The session was reopened, these minutes were read, verified, approved, considered in conformity, being signed by all the presents. (aa) Antonio Carlos Turazza, Isaac Ferreira da Silva, Ivan Gonçalves Ribeiro Guimarães, Jose Edson Bacellar Junior, José Ferraz Ferreira Filho, Valder Viana de Carvalho and Valmir Marques Camilo. S.B. Campo, November 04, 2005.

This is a true copy of the minutes drawn up in own book.

Reinaldo Abud - Secretary

BOMBRIL S/A

Brazilian Directory of Legal Entities (CNPJ) 50.564.053/0001-03

Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON JUNE 02, 2005 AT 13:00 PM

DATE, TIME AND PLACE: June 02, 2005, at 13:00 pm, at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14.

ATTENDANCES: The Directors, Messrs. Isaac Ferreira da Silva, Jose Edson Bacellar Junior, Valder Viana de Carvalho, Valmir Marques Camilo and the Judicial Administrator, Mr. José Paulo de Sousa.

MANAGING BOARD: Valmir Marques Camilo (Chairman) and Reinaldo Abud (Secretary).

NOTICE: All Members of the Board of Directors were noticed in accordance with the provisions in the paragraphs 1, 2 and 3 of the article 15 of By-Laws.

AGENDA:

1) Knowledge, Approval, Ratification of the Resignation Letter submitted by the Director Waldir Dias Sant'ana on May 10, 2005.

The Chairman, Valmir Marques Camilo, read the correspondence submitted by Mr. Waldir Dias Sant'ana with the presentation of the request of resignation to the title of member of the Board of Directors of Bombril S/A, protocoled in the headquarter of the company on May 10, 2005. **RESOLUTION:** Approved. Under the terms of the paragraph 3 of the article 13 of the By-laws of the *Company*, is nominated herein for replacement, for the remaining period of the mandate, Mr. Ivan Gonçalves Ribeiro Guimarães, Brazilian citizen, married, economist, registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 022.411.238-46 and bearer of the Identification Card ("RG") No.

10.939.907 SSP/SP, with address at Rua Antônio Barletta, 120 – CEP: 05447-040 – Vila Madalena – São Paulo – SP.

2) Analysis, discussion and approval of the Accounting Statements on December 31, 2003 and on December 31, 2004, respectively, of Bombril Overseas Inc. duly audited by the company *Partnership Auditores & Consultores* for consolidation before the Balance of Bombril S/A.

The Chairman of the Meeting, Mr. Valmir Marques Camilo explained that these measures were taken in compliance with the resolution of the Board of Directors in a Meeting held on November 09, 2004. Next, he delivered to the presents a bound material with information on Statements on December 31, 2003 and on December 31, 2004, respectively, of Bombril Overseas Inc., material of which is an integral part of these minutes. It was presented of the Balance Sheet, the Result Statement, Statement of Changes in Shareholders' Investment, Cash Flow of Operations Statement, with the respective Explanation Notes, besides the Opinion of the Independent Auditors produced by the company *Partnership Auditores & Consultores.* Finally, it requests the consolidation before the Balance of Bombril S/A. The Chief Executive Officer, Mr. José Edson Bacellar Júnior highlighted that it is positive, because it will be calculated in the ITR of the 2nd Quarter of Bombril S/A. **RESOLUTION:** After examination and discussion, the Board of Directors approved the Accounting Statements on December 31, 2003 and on December 31, 2004, respectively, of Bombril Overseas Inc., duly audited by the company *Partnership Auditores & Consultores* for consolidation before the Balance of Bombril S/A, provided that is approved by the Audit Committee.

3) Upon request of the Judicial Administrator, the following item was included in the agenda: Nomination of member of the Board of Directors of Bombril S/A. For nomination of member in the Board of Directors, Mr. José Paulo de Sousa, Judicial Administrator, indicated Mr. José Ferraz Ferreira Filho, Brazilian citizen, married, Engineer, bearer of the Identification Card ("RG") No. 3.496.394-7-SSP/SP, registered with the Brazilian Treasury Department as an Individual Taxpayer ("CPF/MF") under No. 250.616.158-91, with address in the Capital of the State of São Paulo, at Rua Boa Vista, 356 - 14th Floor - Centro. **RESOLUTION:** Approved. **TERMINATION OF THE WORKS AND DRAWING UP OF THE MINUTES:** There being no further business to be considered, the floor was given and no one expressed, the works were terminated for the necessary time to the drawing up of these minutes. The session was reopened, these minutes were read, verified, approved, considered in conformity, being signed by all the presents. (aa) Isaac Ferreira

da Silva, Jose Edson Bacellar Junior, Valder Viana de Carvalho and Valmir Marques Camilo. São Bernardo do Campo, June 02, 2005.

This is a true copy of the minutes drawn up in own book.

Reinaldo Abud - Secretary

BOMBRIL S.A.

Brazilian Directory of Legal Entities (CNPJ) 50.564.053/0001-03

Company Registration Number (NIRE) 35.300.099.711

Publicly Traded Company

MATERIAL FACT

We do hereby communicate to the shareholders and to the market in general, the results of the capital stock increase done by Bombril S.A. (hereinafter referred to as "Company"), approved in the Meeting of the Board of Directors of the Company held on May 31, 2007 and executed under the terms of the Notice to the Shareholders and the Material Fact published on June 01, 2007. Among the results, it is also presented, in accordance with the provisions in the Instruction CVM No. 358/02, the changes in the stock interest of the company Newco International Limited, current holder of the corporate control of the Company.

(a) Amount of the approved capital stock increase: R$ 209,242,427.64.
(b) Amount of the capital stock after the increase: R$ 795,142,427.64.
(c) Quantity of common shares issued and subscribed: 4,604,701.
(d) Quantity of preferred shares issued and subscribed: 8,705,886.
(e) Total quantity of shares issued and subscribed: 13,310,587.
(f) Quantity of shares that divides the capital stock after the increase: 54,064,588.
(g) Unit price of the issuance of common shares: R$ 15.72.
(h) Unit price of the issuance of preferred shares: R$ 15.72.
(i) New ratio among common and preferred shares: 36.99% - 63.01%.
(j) Newco International Limited, current holder of the corporate control of the Company, held, previously to the capital stock increase, 8,467,514 shares of issuance of the Company, representing 20.7771% of the capital stock, being 8,467,414 common shares (55.0000% from the total of common shares) and 100 preferred shares (0.0004% from the total of preferred shares). Due the capital stock increase and complying with the rules for the exercise of the pre-emptive right provided in the article 171, paragraph 2 of Law No. 6.404/76, this shareholder now holds 20,237,271 shares of issuance of the Company, representing 37.4317% of the capital stock, being 13,072,115 common shares (65.3606% from the total of common shares) and 7,165,156 preferred shares (21.0340% from the total of preferred shares).

The previous information shows that the capital increase done on May 31, 2007 was supported by the majority of the shareholders and presented results widely satisfactory, highlighting, besides the benefits generated for the Company already disclosed through the material fact dated June 01, 2007 the following factors: (i) the quotation of the preferred shares regarding the issuance of new shares, did not decrease in relation to the average quotation verified in the period immediately before the capital increase, sustaining in a superior value to the issuance price adopted (issuance price of R$ 15.72 and quotation of R$ 16.80 on July 05, 2007); and (ii) excluding the interest of shareholders that, individually, directly and indirectly, hold shares representing more than 10% of the capital stock, the pre-emptive right was exercised by shareholders who hold shares representing approximately 2/3 of the remaining capital.

In this context, the company thanks the shareholders, investors, employees and the market in general for the reliance and the reaffirmation of the commitment of all with the achievement of the corporate interest and the future of Bombril S.A.

São Paulo, July 16, 2007.
BOMBRIL S.A.
Gustavo Hassum Ramos
Chief Executive Officer and Investor Relations Officer

abrasca companhia associada

NOSSAS AÇÕES SÃO NEGOCIADAS NAS BOLSAS DE VALORES AÇÃO

BOMBRIL S.A.
Brazilian Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

SHAREHOLDER'S MEETING NOTICE

I do hereby notify the shareholders of **BOMBRIL S.A.** to gather in the Shareholder's Meeting, to be celebrated on April 29, 2005, at 08:30 am, in the headquarters of the Company, located at Via Anchieta, Km 14, Bairro Rudge Ramos, in the city of São Bernardo do Campo, State of São Paulo, to resolve the following **AGENDA:** **(i)** take the managers accounts, examine, discuss and vote the Financial Statements regarding the business year ended on December 31, 2004, and destination of the results; **(ii)** set the Board of Directors, Executive Officers global compensations for the year of 2005.

POWERS-OF-ATTORNEYS: Under Article 126, Federal Law no. 6.404 dated December 15, 1976 and paragraph 3 of the article 24 of the By-laws, the shareholders may be represented by attorneys-in-fact, provided that they deposit the respective power-of-attorney at the Company's headquarters, in the abovementioned address, with at least 3 (three) days previous notice to the Shareholder's Meeting celebration date.

São Bernardo do Campo, April 13, 2005.

VALMIR MARQUES CAMILO
Chairman of the Board of Directors

BOMBRIL S.A.

São Bernardo do Campo, April 15, 2005.

To Brazilian Securities and Exchange Commission - CVM
Rua Sete de Setembro, 111 - 30º andar
Rio de Janeiro - RJ
20159-900

C/O Superintendence of Relations with Companies
Mrs. Elisabeth Lopez Rios Machado

Ref: Replacement of Audit

Dear Sirs,

We do hereby, in accordance with the article 28 of instruction CVM No. 308/99, inform that the Board of Directors of the Company, in a meeting held on April 7, 2005, resolved about the replacement of Directa Auditores and approved the hiring of Trevisan Auditores Independentes, in light of the presentation of a better proposal for the company.

We are at your disposal for further information.

Yours sincerely,

Carlos Roberto Dontal
Chief Financial Officer and Investor Relations Officer - BOMBRIL S/A

Bombril S/A
Via Anchieta, Km 14 – Bairro Rudge Ramos
09883-000 - São Bernardo do Campo - SP - Brazil
Tel.: (55-11) 4366.1001
Fax: (5511) 4368.9188

BOMBRIL S.A.

National Directory of Legal Entities (CNPJ/MF): 50.564.053/0001-03

Company Registration Number (NIRE): 35.300.099.711

Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON MAY 31, 2007

DATE, TIME AND PLACE: May 31, 2007, at 11:00 a.m., at the headquarters of the Company, situated in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, Km 14, parte.

ATTENDANCE: all the members of the Board of Directors attended the meeting, being the Director Fernando Antonio Cardoso de Rezende represented in the meeting by the Director Fernando Jorge Bento Pires, under article 15, §§ 6 and 7, of the Bylaws. The Audit Commitee members Messrs. José Carlos de Brito e Cunha, Renata Nunes Guimarães and Diogo Rogério Talocchi also attended the meeting, under the provision in article 163, § 3, of Law No. 6.404/76.

MANAGING BOARD: Ronaldo Sampaio Ferreira (Chairman), Fernando Jorge Bento Pires (Secretary).

NOTICE: held, by means of written notice sent by the Chairman of the Board of Directors to all members, on 05.23.07, being, somehow, exempted, under paragraph 4, article 15 of the Bylaws, due to the attendance of all the members of the Board of Directors.

AGENDA: resolution concerning the Company's capital stock increase, following the authorized capital limit and the provided on § 1st, of art. 8 of the Bylaws.

RESOLUTIONS: after verification and discussion of the documents provided by the Company's Management, related to the capital stock increase proposal, the members of the Board of Directors unanimously decided, except for Mr. Ronaldo Sampaio Ferreira,

who preferred not to vote, and, supported by favorable opinion from the Board of Directors, under the terms of § 2, of article 166, of Law No. 6.404/76, to approve the Company's capital stock increase, within the limit authorized by Article 5 of the Bylaws, that shall follow the parameters indicated below.

(a) Value of the approved capital increase: R$ 209,242,427.64.

(b) Total number of shares to be issued: 13,310,587.

(c) Number of common shares to be issued: 4,604,701.

(d) Number of preferred shares to be issued: 8.705.886.

(e) Price of issuance for preferred and common shares: R$ 15.72 per share, a price that reflects the average of the closing quotations of the preferred shares of the Company in the last 90 auctions, weighed by the financial volume traded in each one of the same auctions.

(f) Subscriptions manner: upon credit capitalization held against the Company by the controlling shareholder, Newco International Limited ("Newco"), in the exact amount of R$ 209,242,427.64. Newco, with the referred credit, immediately subscribes all issued shares, and, under art. 171, § 2, of Law No. 6.404/76, will transfer the subscribed shares, proportionally and upon the receipt by Newco itself of the issuance price, to the shareholders that exercised the preferential right, all by means of the bookkeeping and depositary institution of the Company's shares, Banco Itaú S.A..

(g) Term for the preferential right exercise: 30 calendar days, since the publication date of the corresponding shareholders' notice.

The Company's Staff of Officers is also authorized to adopt all measures related to the disclosure of the capital increase and to the proceedings for the preferential right's exercise by the shareholders.

It is established that the adjustment of art. 5 of the Bylaws to the updated capital stock of the Company will be effective on next Director's Meeting.

DOCUMENTS FILED IN THE HEADQUARTERS: demonstrative spreadsheet of the computation of the issuance price and other documents that, under art. 170, of Law No. 6.404/76, contribute with allowances and justify the capital increase currently approved.

TERMINATION: there being no further business to be considered, the works were ended and these minutes were drawn up, being read, passed and signed by all present members

This is a true copy of the one drawn up in proper book.
São Bernardo do Campo, May 31, 2007.

Attending Directors of the Board:

Ronaldo Sampaio Ferreira

Fernando Jorge Bento Pires

(the signatures continue on next page)

(continuation of the signatures attached to the minutes of the board of directors' meeting of 05.31.07, 11:00 a.m.)

Fernando Antonio Cardoso de Rezende
p.p. Fernando Jorge Bento Pires

José Ferraz Ferreira Filho

Vitor Barbosa de Castro

Audit Directors present:

José Carlos de Brito e Cunha

Renata Nunes Guimarães

Diogo Rogério Talocchi

Ronaldo Sampaio Ferreira	**Fernando Jorge Bento Pires**
Chairman	Secretary

REPORT AND PROPOSAL OF THE STAFF OF OFFICERS OF BOMBRIL S.A. TO THE BOARD OF DIRECTORS

CREDITS AND DEBITS RELATED TO CIRIO GROUP

MAY 24, 2007

Dear Directors:

The Staff of Officers members bring to your attention this report and proposal, for consideration and resolution at the Board of Director's Meeting called for the next May 31, 2007.

For reference easiness, the subjects approached hereinafter are organized as follows:

This document contains information highly relevant to the company, whose confidentiality is extremely important to the company's interests and for the protection of the responsibilities of its managers.

Yours trully,
The Staff of Officers

1. INTRODUCTION

The Management of Bombril S.A. (BBSA), elected on July 7, 2006, has been preferentially dedicated to the recovery of the Company's businesses, seeking to reestablish the brand, the tradition and the market presence of Bombril, affected by a sequence of years relatively difficult to the company,

Not undervaluing the magnitude and the success of this effort, the current management always had in mind that the medium and long term growth also requires the confrontation of facts derived from the past, that, in higher or lesser degree, still produces negative effects in the company,

As know, the companies of Cirio Group (Cirio Holding S.p.A. and its direct and indirect subsidiaries) are under *Amministrazione Straordinaria* in Italy, in situation similar to the bankruptcy. The acting management, extraordinarily installed by order of the Italian government since 2003, is mainly ruled by the management os losses and realization of assets for the payment of creditors.

In Brazil, between 2003 and 2006, the management of Bombril Group (BBSA and its subsidiaries) accrued a legal administration. Since July 2006, the board of control and legal administration of Bombril Group was established, extinguishing the previous system of legal administration. Despite the suffering period that the company passed, today it is possible to affirm that BBSA and its subsidiaries survived to Cirio's Group overthrow, being the management able to work towards a new period of growth and expansion of its companies.
coube a uma administração judicial. A partir de julho de 2006, estabilizou-se o

With the stability recovered, an inventory of the events occurred in the previous years started to be performed. The current report inclines, specifically, on the indebtedness of Bombril Group companies in favor of the companies of Grupo

Cirio, due to mutual contracts, current accounts and issuance of securities in foreign markets.

The attention to the topic is justified by the fact that such debts remained unchanged during the fluctuation of the contracting groups in opposed directions and, also, because involve large amounts, with relevant effects regarding the equity and financial status of Bombril S.A. and of its indirect subsidiary Bombril Overseas Inc. (BBOS).

The analysis of the data related to the debits with Cirio Group required the participation of the specialized consultants (audit companies and law firms) in Brazil, Italy and Luxembourg, all chosen among exempted and famous professionals, who issued opinions regarding the confirmation, complementation, changing or correction of conclusions supported by the documents available at Bombril in the moment of the current management's take over.

Based in the conclusions of such specialized opinions, the management could better understand and evaluate the risks related to each debit and credit position with Grupo Cirio. Such evaluation had as scope the identification of opportunities and challenges related to the financial repair of such liabilities.

In this interval, BBSA was informed that Newco International Limited (Newco), its controlling shareholder, upon transaction with Cirio Group on old pending disputes, obtained the resolution of several points of large interest for Bombril Group, including regarding the debts considered herein.

Newco elaborated to BBSA a financial establishment proposal that after negotiation and detailing, reached a formulation that the Staff of Officers considered useful to the Company. The following topics are dedicated to the verification of this formulation conditions.

2. CREDITS AND DEBITS STATUS WITH CIRIO GROUP

Credit and debit positions between BBSA (and subsidiaries) and CIrio Group's companies are represented in the consolidated financial statements of BBSA since the respective incorporation dated, that took place between 2001 and 2002.

Despite the consolidated financial statements of BBSA be periodically audited and published according to the legal requirements, always registering the debts of BBSA and its subsidiaries in favor of Cirio Group, the current management looked after the beginning of a extensive process of review, audit and reassessment of debts and also credits with Cirio Group. The intention was to corroborate the data and/or improve the quality of information over which the management and the investors were working, in order to, after that, evaluate the financial repair possibilities of the company. For that, BBSA, among others, hired the following consultants, who developed works within its expertise areas, with issuance of professional opinions:

Consultant	*Area of expertise*	*Country*
KPMG Transaction and Forensics Services	Audit	Brazil
Arendt & Metternach	Lawyers	Luxembourg
Vita Samory, Fabbrini e Associati	Lawyers	Italy
Lodovico Isolabella	Lawyer	Italy
Danovi & Giorgianni	Lawyers	Italy
Modesto Carvalhosa	Lawyer	Brazil
Lilla, Huck, Otranto, Camargo e Messina Advogados	Lawyers	Brazil

Table 1

Another taken measure was the assignment to Bombril Overseas Inc, of the credits that BBSA held against the companies of Cirio Group. The approval of this operation by the Board of Directors Meeting of March 19, 2007 had as scope the

concentration in BBOS of the majority of the active and passive positions related to Cirio Group, in order to facilitate eventual negotiations.

We present below a detailed summary of the conclusions and measures that the investigation work allowed regarding credits and debits.

2.1 Debts with Cirio Group.

The consolidated accounting of BBSA presents the following registrations of liabilities in favor of Cirio Group's companies (base date: 04.30.2007):

Debtor	*Creditor*	*Amount (R$)*
Bombril Overseas Inc.	Cirio Holding Luxembourg S.A.	51,361,695
Bombril Overseas Inc.	Cirio Finance Luxembourg S.A.	8,365,717
Bombril Overseas Inc.	Cirio Finanziaria S.p.A.	210,475,136
Bombril S.A.	Cirio Finanziaria S.p.A.	13,168,637
		283,371,185

Table 2

The debts indicated above, registered in the consolidate accounting of the company since 2001, were submitted to the usual formalities of audit and disclosure, being object of specific analysis by KMPG, as per report drawn up regarding the subject.

2.2 Eurobonds.

BBSA issued, in 1999, securities in the European market under the denomination Euro 200,000,000 Guaranteed Note Program, in the total amount of EUR 100,000,000, in two portions (Eurobonds). According to BBSA accounting,

Eurobonds represent liabilities in the current amount of R$ 406.2 millions, being that, approximately R$ 384.6 million are recorded in the BBOS's assets; the remainder (R$ 21.6 millions) is held by third parties.

Due to the high liabilities value, due to large part of the referred securities had transited by companies of Cirio Grouo, having a criminal seizure derived from the Italian Justice determining its blockage, BBSA's management decided to include Eurobonds in the study for financial repair of the Group. Besides that, Eurobonds must be liquidated in eight half-yearly installments between 2007 and 2011, as per recommendation of the respective liabilities confirmation.

The cash flow corresponding to the payment of Eurobonds is of approximately R$ 50.8 millions to the second semester of 2007, happening again for each one of the 7 following semesters.

The BBSA bookkeeping assumes for several years back that approximately 94% of the debit corresponding to the Eurobonds was acquired by BBOS in 2001, by force of agreement of credits barter involving the companies of Cirio Group. Being BBOS indirectly controlled by BBSA, it does not have expectation of disburse the resources needed to the amortization and liquidation of that Eurobonds that represent large part of the total, in the previously determined term. Another solution could be adopted, such as, for example, the incorporation of BBOS by BBSA, this would lead to the extinction of the debt of this company with its subsidiary.

The fact is that the transfer of Eurobonds to BBOS had never happened. Its owner is still Cirio Holding Luxembourg S/A, that should have provided the transfer of securities to BBOS in 2001, but it did not occurred.

Cirio Holding Luxembourg S/A is under *Amministrazione Straordinaria* process since 2003, as well as other companies of Cirio Group. In the scope of the referred proceeding, a probative criminal seizure was determined (criminal proceeding No.

29340/03) by the Court of Rome for determination of eventual fraudulent bankruptcy of Cirio Group. On June 10, 2004, in the course of this proceeding, the attorney's office of Rome issued letter rogatory for seizure of Eurobonds in Luxembourg. According to the lawyers hired by BBOS in that country, the local judicial authorities attended the rogatory by the Roman attorney's office and determined the unavailability of Eurobonds in 2004.

In March 2005, BBOS filed a suit, in Luxembourg, claimable provisional remedy of Eurobonds, obtaining benefits that are not subsidiary, in preference and chronologically, to the criminal seizure of peninsular origin.

This Eurobonds situation generated great concern to the Staff of Officers of BBSA, particularly due to the securities, of large value, are not under pacific title of BBOS. BBSA never expected to disburse the payment of Eurobonds that would be under title of BBOS.

Regarding this relevant question, the opinion of the consultants hired by the company is, briefly, the following:

> *"It is the conclusion of Luxembourg counsel that during the time of the criminal seizure, the owner of the attached assets cannot exercise his property rights. The attached assets have become legally unavailable following the attachment. Private interests have to give way to public interests which are considered to have priority. Therefore, if no agreement can be reached with the Italian receiver/liquidator of Cirio, any legal action tending towards the establishment of ownership of the Notes and subsequently the validation of the civil attachment will be useless".*

It was already mentioned in the Introduction that Newco recently traded with Cirio Group the solution of pendencies of its respective interests. In this occasion and context, Newco took advantage of the opportunity to support Bombril Group in order to obtain the practice of acts by Cirio Group tending to release Eurobonds of seizure and its transfer to BBOS's title.

Effectively, the Staff of Officers was informed that the *Commissari Straordinari* settled letter to BNP Paribas Luxembourg instructing the Eurobonds transfer on behalf of BBOS, immediately or as soon as possible after the seizure release.

Besides that, BBSA acknowledged that Cirio Group request the Roman attorney's office the survey of the seizure regarding the Eurobonds, in order to be transferred to BBOS.

In face of such new facts, the Staff of Officers hired a legal opinion from an Italian office, which confirmed that *Commissari Straordinari* of Cirio Group are legitimated to request the survey of the seizure and, once there is not another interest in the lien maintenance , Eurobonds must be released.

According to the Luxembourgian lawyer's opinion mentioned above, the isolated initiative of Bombril Group, without assent or agreement of Cirio Group, would be useless in the effort to release Eurobonds. Although, in view of the recognition by Cirio Group that the Eurobonds title is from BBOS, obtained by Newco, the possibility that BBSA will not have to disburse the payment of great part of those bonds was fortified.

2.3 Bombril Credits Analysis.

Besides the indebtedness, the credits that the company and its subsidiaries hold against companies of Cirio Group were object of analysis.

The consolidated accountings of BBSA presents the following registration of assets against companies of Cirio Group (base date 04.30.2007):

Creditor	*Debtor*	*Amount (R$)*

Bombril Overseas Inc.	Cirio Del Monte N.V., com garantia da Finanziaria	32,155,317
Bombril Overseas Inc.	Cirio Holding S.p.A. (garantidora)	1,669,777
Bombril Overseas Inc.	Cirio Holding S.p.A. (garantidora)	94,154,821
		127,979,915

Table 3

All credits described on Table 3 have remote possibility of being recovered by BBOS, considering that the respective debtors are insolvent and in bankruptcy process, according to the opinions requested by the Staff of Officers, mentioned below.

Regarding both credits against Cirio Holding S.p.A., it is important to point out that there is risk of application filling of revocatory suit in order to question its responsibility for the payment, considering that the assumption of the guarantor position was subscribed by a person that did not represented the Company in that time. The legal consultants of Bombril Group, who recognized the possibility of statement of guarantee ineffectiveness, alerted for this risk.

Bombril's lawyers in Italy, when consulted regarding this matter, affirmed that: a) the possibility of receiving the payment of credits authorized in the bankruptcy of Cirio Holding S.p.A. is null; b) the possibility of receiving the payment of the credit authorized in the bankruptcy of Cirio Finanziaria S.p.A. and Cirio del Monte N.V. is extremely reduced.

This corroborates the position previously adopted in the financial statements of Bombril Group in the sense of provisioning the referred credits, recording them as loss.

3. PROPOSAL OF REPAIR OF THE FINANCIAL POSITION

3.1 Newco Proposal.

As notified in the Introduction, Newco presented to BBSA and BBOS a proposal of repair of the credits and debits held by both companies against Cirio Group.

According to notice forwarded by Cirio Group and Newco to BBSA, Cirio Finanziaria S.p.A. assigned to Newco all credit rights then held by the companies of Cirio Group against the companies of Bombril Group. According to information of Newco, such credits were assigned due to the transaction celebrated between Cirio Group and Newco that has as object the payment of the credit held by this company against the first, of R$ 700 millions.

The notice of assignment of credits to Newco was received by this Staff of Officers along with Newco's proposal, on April 9 p.p. The purport of the proposal is incorporated to this report.

The mentioned proposal foresees two ways of repairing the liabilities of Bombril. The first is exhausted in the renewal of credits and differing of the maturity for up to 5 years. The second way of repairing the liabilities comprises the capitalization of 50% of the total credits in BBSA and, hence, requires the assumption of debts of BBOS by BBSA.

3.2 Analysis and Negotiation of Newco's Proposal.

After receiving Newco's proposal, the Staff of Officers started to evaluate it carefully and, also, to negotiate with the offeror the terms in which its acceptance would be practicable.

The Staff of Officers centralized the efforts in the second way of extinction of the credits proposed by Newco, corresponding to the credits' capitalization in BBSA.

This vertical dislocation of liabilities would convert significant portion of liabilities in equity, positively impacting the indexes of basic indebtedness of the group. In the amounts considered herein, the change of nature of the resources that finance the company, that would change from capital 'from third parties' to 'own', would singularly cause the following positive effects:

- Decrease of the group's indebtedness, improving the credit and the conditions for leverage upon resources funding and investments from third parties;
- Decrease of the negative shareholders' equity of BBSA, increasing the solidity of its financial basis and decreasing the exposition to risks, such as insolvency;

- Decrease of the financial expenses and improvement of the income expectation, to the extent that the loans are not remunerated by interests and the investment that substitutes it starts to be remunerated by the own business' risk, with post-result resources;

- Demonstration of commitment of the controller with the future of the company, this improves the corporate governance and provides the company with good image advantages in the securities market. In fact, the controller does not hold a fixed claim against the company anymore, which would put him into a privileged position in relation to the other shareholders, starting to run along with this, the business' risks, to the extent that his expectation of profit is restricted to the obtainment of positive results by the company in the operation of its activities (residual claim).

In order to safeguard the interests of the company and of the other shareholders, as well as to reserve the manager's responsibilities, the Staff of Officers of BBSA carefully considered the proposal with the investigation results mentioned above, requested additional information and also hired legal opinion from Modesto

Carvalhosa and Lilla, Huck, Otranto, Camargo e Messina in order to make sure of the legality, convenience and procedures of eventual acceptance of that proposal.

Once comfortable with the convenience and legality of the operation, the Staff of Officers started to negotiate its terms, seeking for the definition of the points left open by the offeror and to attend, in the larger possible extent, BBSA's interest.

This manner, the following alterations to the terms of Newco's proposal were negotiated and accepted by both parties (second modality presented), being defined the following method of payment of the totality of its credit held against Bombril Group:

- Assignment by BBOS to Newco, for the payment of installment of its debit with Newco, of the credit that BBOS holds against Cirio del Monte N.V., in the amount equivalent to R$ 32.16 millions, as per accounting data dated 04.30.2007 (refer to item 2.3 above). For payment purposes, the face value of the referred credit will be considered by Newco, without discount, in spite of the remote possibility of its receipt.

- Payment, in cash, of USD 14,750,000.00, which represents approximately 10% of the credits' total;

- Capitalization of the credit remaining balance, that shall be converted into Brazilian Reais, in the day before the capitalization, by the quotation of the closing of the United States dollar's sale (PTAX) and by the quotation of the closing of the Euro's sale (Euro/com.européia), as the case may be. The issuance price will be fixed by the average quotation of the shares of the last 90 auctions of the stock exchange, weighed by the negotiations volume;

- Common and preferred shares will be issued in proportion that will observe the legal limits (in Bombril's case, 1/3 of common shares and 2/3 of

preferred shares) and statutory (20,000,000 of common shares and 40,000,000 of preferred shares). Considering that this is an increase upon capitalization of credit in private subscription, the Staff of Officers understands that, observed the statutory limits, up to the most, the current proportion between common and preferred shares of the company must be maintained, that is, 37.78% and 62.22%, respectively. The issuance of common shares in the increase in the proportion of 37.78% would briefly overcome the limit established in the bylaws of 20,000,000 common shares. Thus, the statutory limit will be observed, being the remainder issued in preferred shares, in such a manner that, in the end, the proportion between common and preferred shares will be close to the current, 37.00% and 63.00%, respectively. This way, the proportion of 1/3 of common shares and 2/3 of preferred shares will only be reached, if the case may be, in the hypothesis of increasing capital up to the limit authorized by the bylaws.

It shall be further appreciated that the implementation of the proposal, if approved by this i. Staff of Officers under the above terms, will require the assumption, by BBSA, of the debts balance of BBOS in favor of Newco, which will be object of capitalization. Effectively, the capital to be issued and subscribed with credits is the one from BBSA, not the one from BBOS.

In the Staff of Officers' evaluation, the debt's assumption is indifferent in financial terms. The BBOS's debt is already reflected by the consolidated accounting of BBSA and the assumption by BBSA does not change this scenery.

Besides that, BBSA is responsible for the debts of BBOS, to the extent that the main asset of BBOS are debt securities from BBSA (Eurobonds), in the amount of approximately R$ 400 millions. That is, Newco, creditor of BBOS, in order to receive its credits, could subrogate itself in the credits held by BBOS against BBSA, related to Eurobonds, further obtaining a direct way of access to the equity of this company. Besides, it should be considered that BBSA is indirectly holder of

the capital totality of BBOS, having conducted in the past several financial operations such as the last one, which generates a grounded risk of disregard of the legal personalities, in eventual legal suit.

From other part, the onerous assumption of BBOS's debt finds a justification that may also be really convenient in the future. The debt's assumption of BBOS by BBSA would allow the encounter of accounts in the date of maturity of Eurobonds, allowing compensation without financial movement, capitalization, incorporation or other way of extinction of the liability that involves costs. Considering this point, the Staff of Officers will evaluate the better solution in its convenient moment.

3.3 Equity Repair Effects.

The eventual implementation of the current proposal of the Staff of Officers would have the following effects, automatic and immediate:

- Increase of the capital stock from R$ 585 millions to approximately R$ 800 millions;
- Increase of the equity amount of the share, of approximately R$ 18.68 negative for around R$ 9.72 negative or +48%;
- Recovery of the shareholders' equity of approximately R$ 760 millions negative to approximately R$ 510 millions negative or + 33%;

For that, the operation is positive in financial terms for the company (access to new resources) and also for its shareholders (appreciation of the investment and approximation of the dividends' horizon).

3.4 Staff of Officer's Proposal for Capital Increase.

The Staff of Officers is presenting to this i. Board of Directors a proposal of capital increase within the context of efforts of financial repair described in the previous items.

3.4.1 Issuance Amount.

The Staff of Officers proposes the capital to be raised in the sufficient amount in order to absorb all debits of Bombril Group assigned to Newco, after discounted the installment to be paid to Newco in cash and upon assignment of the credit held by BBOS against Cirio Del Monte.

The amount to be capitalized will be the remaining balance of Newco's credits against Bombril Group, being discounted the payments referred above, considering as base date the business day immediately previous to the day of execution of the capital increase, for the inclusion of interests and financial charges and for the translation into Brazilian Reais. The amount of the capital increase is estimated to approximately R$ 225 millions.

3.4.2 Types of issued shares.

The Staff of Officers proposes that common and preferred shares be issued in a proportion that observes the legal limits (in case of Bombril, 1/3 of common an 2/3 of preferred) and statutory (20,000,000 of common shares and 40,000,000 of preferred shares).

Considering that this is an increase upon capitalization of credit in private subscription, the Staff of Officers understands that, observed the statutory limits, up to the most, the current proportion between common and preferred shares of the company must be maintained, that is, 37.78% and 62.22%, respectively. The

issuance of common shares in the increase in the proportion of 37.78% would briefly overcome the limit established in the bylaws of 20,000,000 common shares. Thus, the statutory limit will be observed, being the remainder issued in preferred shares, in such a manner that, in the end, the proportion between common and preferred shares will be close to the current, 37.00% and 63.00%, respectively.

This way, the proportion of 1/3 of common shares and 2/3 of preferred shares will only be reached, if the case may be, in the hypothesis of increasing capital up to the limit authorized by the bylaws.

Although common shares of BBSA represent in this date 37,78% and, thus, more than 1/3 of the total capital, the Staff of Officers understands, based in the legal opinion of Dr. Modesto Carvalhosa, that it is lawful to the company to decrease the participation of the common shares in the total capital up to the limit of 33.33%.

3.4.3 Issuance price and number of issued shares.

The Staff of Officers proposes that the shares' issuance price be defined by the market price criterion, under Art. 170, §1, III of the Business Corporations Law. This criterion adoption is justified for being the one more real, objective and transparent of pricing the securities to be issued, besides being complete for incorporating and reflecting the other evaluation methods foreseen by law.

This is proposed to be the criterion applied for assessment of the average price, weighed, of the 90 auctions previous to the date of release of the shares' issuance, average that will correspond to the issuance price.

According to Staff of Officers' evaluation, the issuance price will be between R$ 15.00 and R$ 16.50.

If common and preferred shares are issued, the same issuance price shall be applied, according to advice from the Securities and Exchange Commission (Guidance Opinion CVM No. 05, dated 12.03.1979) and opinion from Modesto Carvalhosa.

Further, the proposal is that a discount is not incorporated to the issuance price computed based in the market price, despite being permitted by legal disposition. Besides being unjustifiable in view of the growing search for the BBSA's roles, the Staff of Officers rather avoid that the discount be interpreted as improper potentialization of the diluent effect for the preferentialists that did not exercised the preferential right.

3.4.4 Capital increase procedure.

BBSA's bylaws contains forecast of authorized capital, attributing to the Board of Directors the power to deliberate the issuance of new shares.

In case of approval of this proposal, in light of the procedure applicable to the type, the capital increase will be considered as performed in the meeting of the commission body, upon simple subscription under the terms of the proposal, regardless the registration of the minutes or later homologation by the Board of Directors or by the General Meeting.

The issued shares, to the extent that they are subscribed by Newco in the conditions of its proposal, will be automatically paid-in in the same act, upon conference of the credits to the capital of BBSA. This vertical movement corresponds to an effective entry of new amounts in the shareholders' equity.

After the execution of the capital increase, the other shareholders will have the opportunity of exercising the preferential right upon special procedure foreseen on art. 171, §2, of the Business Corporations Law: *"In the increase upon capitalization*

of credits or subscription in assets, the preferential right will always be guaranteed to the shareholders, and, if this is the case, the amounts paid by them will be delivered to the credit holder to be capitalized or of the asset to be incorporated". It is recommended to the Board of Directors to record this circumstance in its meeting's minutes

The understandings expressed above are in accordance with the opinion of Dr. Modesto Carvalhosa.

*

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711
Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON AUGUST 27, 2007

DATE, TIME AND PLACE: August 27, 2007, at 10:00 a.m., in the headquarters, located in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, km 14, parte.

ATTENDANCE: all the members of the Board of Directors, Fernando Antonio Cardoso de Rezende, José Ferraz Ferreira Filho, Vitor Barbosa de Castro, Fernando Jorge Bento Pires and Ronaldo Sampaio Ferreira.

MANAGING BOARD: Ronaldo Sampaio Ferreira (Chairman) and Fernando Jorge Bento Pires
(Secretary).

NOTICE: exempted, under paragraph 4 of article 15 of the Bylaws, due to personal attendance or by power of attorney of the totality of the members of the Board of Directors.

AGENDA: waiver of the Financial Executive Officer and election of new members for the Staff of Officers of the Company.

RESOLUTIONS:

(i) Mr. Carlos Roberto Dontal, for personal reasons, expressed his intention of leaving the office from the Financial Management before the termination of its office. For that, he forwarded his waiver of the office, effective since September 1st, 2007, thus, performing his duties until August 31, 2007. In such case, unanimously, the Directors resolve to accept the referred waiver and to elect to the same office **Antonio Armando Barbosa Marchioni**, Brazilian citizen, married, Identification Card (RG) 3570393, Brazilian Registry of Individuals (CPF/MF) 035.456.108-10, with address at Rua Pintassilgo, 519, apt. 31, Moema, City and State of São Paulo, for the office of Financial Executive Officer, holding office from September 1st, 2007 to August 26, 2008. The Board of Directors, unanimously, thanks Mr. Carlos Roberto Dontal for the dedication and for the excellent services rendered to the Company.

(ii) Unanimously, the Directors of the Company's Management resolve to elect, also, as new members of the Staff of Officers Messrs. **Airton César Zoia**, Brazilian citizen, married, engineer, Identification Card (RG) 86890384, Brazilian Registry of Individuals (CPF/MF) 791.105.848-20, with address at Rua Presidente Antonio Candido, 330, apto. 151, Alto da Lapa, in the City and State of São Paulo, for the Office of Operations Officer; **Horácio Del Nero Rocha**, Brazilian citizen, married, business administrator, Identification Card (RG) 3932720, CPF/MF 760.409.258-68, with address at Rua Piaui, 595, 9º andar, Higienópolis, in the City and State of São Paulo, for the Office of Commercial Officer ; **Guilherme Alberto Woods Soares Cavalieri**, Brazilian citizen, married, business administrator, Identification Card (RG) No. 9.212.634 SSP/SP, Brazilian Registry of Individuals (CPF/MF) 064.006.018-80, resident and domiciled in the Capital of the State of São Paulo, for the office of Human Resources and Information Technology; and **Fernando Jorge Bento Pires**, Management's Director, for the office of Marketing Officer, all of them with office since today until August 26, 2008.

TERMINATION: There being no further business to be considered, these minutes were drawn up, read, approved and signed by all the present members.

São Bernardo do Campo, August 27, 2007.

Directors of the Board attending the meeting:

Ronaldo Sampaio Ferreira

Fernando Antonio Cardoso de Rezende

(signatures continue on next page)

Fernando Jorge Bento Pires

José Ferraz Ferreira Filho

Vitor Barbosa de Castro

Ronaldo Sampaio Ferreira
Chairman

Fernando Jorge Bento Pires
Secretary

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711
Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON JULY 23, 2007

DATE, TIME AND PLACE: July 23, 2007, at 10:00 a.m., in the headquarters, located in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, km 14, parte.

ATTENDANCE: personally appeared in the meeting all the members of the Board of Directors, being the Directors Ronaldo Sampaio Ferreira and Fernando Pires represented in the meeting by the Director Fernando Rezende, under art. 15, paragraph 6 and 7 of the Bylaws.

MANAGING BOARD: Fernando Rezende (Chairman), Vitor de Castro (Secretary).

NOTICE: performed by means of written notice, sent on 07.13.07 by 2 (two) members of the Board of Directors, under art. 15, paragraph 1, in fine, of the Bylaws, being, anyhow, exempted, under paragraph 4 of article 15 of the Bylaws, due to the personal attendance of the totality of the members of the Board of Directors.

AGENDA: approval of the policy of disclosure of relevant information and preservation of the confidentiality of the Company.

RESOLUTIONS: after verification and discussion of the draft of the policy of disclosure of relevant information and preservation of the confidentiality of the Company, made available by the members of the Board of Directors, who, unanimously, dedided to approve it, as attached to these minutes.

TERMINATION: There being no further business to be considered, the works were closed and these minutes were drawn up, read, approved and signed by all the present members.

This is a true copy of the minutes drawn up in own book.

São Bernardo do Campo, July 23, 2007.

Directors of the Board attending the meeting:

[signature]
Ronaldo Sampaio Ferreira
by power of attorney Fernando Antonio Cardoso de Rezende

[signature]
Fernando Jorge Bento Pires
by power of attorney Fernando Antonio Cardoso de Rezende

[signature]
Fernando Antonio Cardoso de Rezende

[signature]
José Ferraz Ferreira Filho

[signature]
Vitor Barbosa de Castro

(signatures continue on next page)

[signature]
Fernando Antonio Cardoso de Rezende
Chairman

[signature]
Vitor Barbosa de Castro
Secretary

BOMBRIL S.A.
National Directory of Legal Entities (CNPJ) 50.564.053/0001-03
Company Registration Number (NIRE) 35.300.099.711
Publicly Traded Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING CELEBRATED ON JULY 6, 2007

DATE, TIME AND PLACE: July 6, 2007, at 10:00 a.m., in the headquarters, located in the city of São Bernardo do Campo, State of São Paulo, at Via Anchieta, km 14, parte.

ATTENDANCE: personally appeared in the meeting the Directors Fernando Antonio Cardoso de Rezende, José Ferraz Ferreira Filho and Vitor Barbosa de Castro, being that the Directors Ronaldo Sampaio Ferreira and Fernando Jorge Bento Pires grant power of attorney and were represented by the Director Vitor Barbosa de Castro.

MANAGING BOARD: Fernando Antonio Cardoso de Rezende (Chairman), Vitor Barbosa de Castro (Secretary).

NOTICE: exempted, under paragraph 4 of article 15 of the Bylaws, due to personal attendance or by power of attorney of the totality of the members of the Board of Directors.

AGENDA: Prorogation of the office of the Chief Executive Officer and Relation with Investors Officer, Mr. Gustavo Hassum Ramos, for the period of one more year.

RESOLUTIONS: considering that the current office of the Chief Executive Officer and Relations with Investors Officer, Mr. Gustavo Hassum Ramos closes on 07.07.2007, the

members deliberate of the Board of Directors, unanimously, the prorrogation for the period of one more year the office of Mr. Gustavo Hassum Ramos as Chief Executive Officer and Relations with Investors Officer, that will be ended on 07.07.2008.

TERMINATION: There being no further business to be considered, these minutes were drawn up, read, approved and signed by all the present members.

São Bernardo do Campo, July 6, 2007.

[signature]
Ronaldo Sampaio Ferreira
(by power of attorney)

[signature]
Fernando Antonio Cardoso de Rezende

[signature]
Fernando Jorge Bento Pires
(by power of attorney)

[signature]
José Ferraz Ferreira Filho

[signature]
Vitor Barbosa de Castro

[signature]
Fernando Antonio Cardoso de Rezende
Chairman

[signature]
Vitor Barbosa de Castro
Secretary

BOMBRIL S.A.
National Directory of Legal Entities: 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

BOMBRIL CLOSES QUARTER WITH NET PROFIT OF R$ 30 MILLIONS

Bombril S/A (Bovespa: BOBR4), with more than 59 years of activity, performing in the hygiene and cleaning industry, manufacturing products of domestic and industrial consumption, among which the following is highlighted: steel wool, liquid detergent, soaps, disinfectants, softeners, cleaners, clothes washing and others, discloses the results of the third quarter of 2007 (3Q07).

Operating Development

Sales Volume

The sold volume at 3Q07 reached 72 thousand tons, representing na increase of 17% in comparison with the same period of the previous year.



72,1
61,6
209,9
180,9
3T07
3T06
Jan/Sep 07
Jan/Sep 06

Gross Revenue

In the third quarter of 2007, the gross revenue of Bombril S.A. reached R$ 215 million, resulting in a decrease of 10% in comparison with the same period of 2006, due to a new and more diversified sales equation.


215
239
628
641
3T07
3T06
Jan/Sep 07
Jan/Sep 06

Gross Income

The gross income (net revenue less costs of the products sold) represented 51% on the net revenue in this quarter, against 60% observed in the same period of the previous year, expressing a different and more inclusive equation of products amongst both periods analyzed.


80
107
235
271
3T07
3T06
Jan/Sep 07
Jan/Sep 06

Expenses with General and Administrative Sales (SG&A)

The Operating Expenses continued in the same threshold of the previous year, even with an expressive growth in the business volume of the company.


3T07
3T06
Jan/Sep 07
Jan/Sep 06
-64
-64
-169
-201

Net Financial Expenses

Net Financial Expenses are still decreasing, confirming the improvement in the company's operating performance, specially observed in the accumulated of the first months


3T07
3T06
Jan/Sep 07
Jan/Sep 06
-17
-18
-15
-76

Net Profit

The Net Income of 3Q07 was positive in R$ 30 million, supported by the impact of an "extraordinary item", that is, the reversion of provision on credit with related parties. The company is still accumulating positive results this year; this performance is quite different than the one in the previous year.



3T07
3T06
Jan/Sep 07
Jan/Sep 06
30
-31
105
-211

LAJIDA

LAJIDA (profit before interests, income tax and social contribution on net profit, depreciation and amortization) in the period between January and September 2007 was R$ 76 million, representing 16.6% on net revenue of the period. In the same period of the previous year, LAJUDA was R$ 62 million, representing 13.2% on net revenue. These indexes confirm the expressive improvement in the economic-financial performance of the company.



LAJIDA X Margem LAJIDA sobre Receita Líquida
80
70
60
50
40
30
20
10
0
18,00%
16,00%
14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
16,60%
13,20%
76
62
Jan/Set07
Jan/Set06

[Key:] LAJIDA X LAJIDA Margin on Net Revenue

Investments

The investment in the quarter was R$ 4 millions, accumulating in the first months of the year R$ 9 millions. Along the forth quarter, capex shall present a significant increase derived from the acquisition of new equipments.



4
1
9
3
3T07
3T06
Jan/Sep 07
Jan/Sep 06

Financial/ Net Debt - Consolidated

On 3Q07, the Net Debt (including related parties) grew 2% when compared to the same period of the previous year (R$ 498 against R$ 488 millions), due to the update of the tax liabilities.

Net Debt BOMBRIL S.A. - Consolidated	3Q07	3Q06
(1) Gross Debt	**544**	**533**
Tax and Tributary Liabilities	455	439
Accounts with Related Parties	41	40
Eurobonds	23	24
Loans	25	30
(2) Cash and Cash Equivalents	**46**	**45**
Cash/Banks	10	8
Bonds and Securities	36	37
(1-2) Net Debt	**498**	**488**

Share Composition


Common
Bombril Holding
35%
6,927,88
Newco
Internacional
65%
13,072,115
20,000,000


Preferred
Hyposwiss
11.4%
Previ
22.9%
Outros
27.9%
BNDES
16.8%
Newco
21.0%
34,064,588

Year's Income Statement (DRE) - Parent Company

BOMBRIL S.A.
Income Statement

Tax Law- R$ thousand	3Q2007	3Q2006	Jan/Sep 07	Jan/Sep 06
Sales Gross Revenue	**215,026**	**239,292**	**628,441**	**640,710**
Gross Revenue Discounts	(57,201)	(61,227)	(171,092)	(168,658)
Sales Net Revenue	**157,825**	**178,065**	**457,349**	**472,052**
Cost of Products Sold	(77,527)	(71,255)	(222,595)	(200,645)
Gross Profit	**80,298**	**106,810**	**234,754**	**271,407**
Expenses with Sales	(56,411)	(55,120)	(143,722)	(170,052)
General and Administrative	(7,923)	(8,706)	(24,715)	(30,973)
Net Financial Expenses	(16,718)	(18,222)	(15,400)	(76.470)
Other Operating Revenues	5,783	8,178	16,841	30,165
Other Operating Expenses	(8,480)	(64,718)	(10,656)	(93,729)
Equity Method Income	551	1,147	(102,097)	2,406
Operating Income	**(2,900)**	**(30,631)**	**(44,995)**	**(67,246)**
Non Operating Income	32,715	6	160,140	(143,096)
Profit before taxes and interests	**29.815**	**(30,625)**	**115,145**	**(210,342)**
Provision for Income Tax and Social Contribution	(466)	0	(3,243)	0
Deferred Income Tax	710	(378)	(7,178)	(310)
Profit/ Loss Period	**30,059**	**(31,003)**	**104,724**	**(210,652)**

Balance Sheet – Parent Company

BOMBRIL S.A.
ASSETS

Corporate Law - R$ thousand	9/30/2007	6/30/2007
Total Assets	**726,170**	**685,114**
Current Asstes	**175,951**	**171,089**
Cash and cash equivalents	9,611	8,252
Credits	149,824	143,617
Inventories	15,360	18,115
Others	1,156	1,105
Non-Current Assets	**550.219**	**514,025**
Long-Term Assets	385.913	351.883
Sundry Credits	9,097	9,054
Credits with Related People	376.816	342.829
Permanent Assets	164,306	162,142
Investments	129,838	129,287
Property, plant and equipment	33,819	32,161
Deferred	649	694

BOMBRIL S.A.
LIABILITIES

Corporate Law- R$ thousand	9/30/2007	6/30/2007
Total Liabilities	**726,170**	**685.114**
Current Liabilities	**185,116**	**189,139**
Loans and Financings	12.236	17,236
Suppliers	47,589	50.279
Taxes, Rates and Contributions	65.975	60,472
Debts with related people	0	115
Others	59.316	61.037
Non-Current Liabilities	**1,017,637**	**1,002,618**
Loans and Financings	17.323	18,171
Debts with related people	428.821	426,489
Others	571.493	557.958
Shareholders' Equity	**(476,583)**	**(506,643)**
Realized Capital Stock	795,142	795,142
Capital Reserves	28,627	28,627
Reassessment Reserves	54,245	54,841
Accrued Profit/ Losses	(1.354.597)	(1,385,253)

São Bernardo do Campo (SP), October 31, 2007.

Gustavo Hassum Ramos
Chief Executive Officer and Investors' Relations Officer

BOMBRIL S.A.
National Directory of Legal Entities: 50.564.053/0001-03
Company Registration Number (NIRE): 35.300.099.711
Publicly Traded Company

BOMBRIL CLOSES QUARTER WITH NET PROFIT OF R$ 55 MILLIONS AND IMPROVEMENT OF R$ 265 MILLIONS IN THE SHAREHOLDERS' EQUITY

Bombril S/A (Bovespa: BOBR04), with more than 59 years of activity, performing in the hygiene and cleaning industry, manufacturing products of domestic and industrial consumption, among which the following is highlighted: steel wool, liquid detergent, soaps, disinfectants, softeners, cleaners, clothes washing and others, discloses the results of the second quarter of 2007 (2Q07).

Periods Highlights (2Q07 compared to 2Q06)

- Increase of 10% in the Gross revenue (R$ 225,962 thousand against R$ 205,288 thousand);


205
226
2T06
2T07

- Increase of 27.2% in the Sales volume in tons;


59
75
2T06
2T07

- Gross income (net revenue less CPV) represented 51.5% on the net revenue in this quarter, against 56.4% observed in the same period of the previous quarter, marking a new equation and diversification in the products' portfolio;


85
85
2T06
2T07

- Decrease of 17.1% in the business and administrative expenses (R$ 59,923 thousand against R$ 72,241 thousand), result of intense projects of costs reduction;


72
60
2T06
2T07

- Decrease of 67.8% in the financial expenses (R$ 25,064 thousand against R$ 77,936 thousand), confirming a better operating performance of the company;


78
25
2T06
2T07

- The "LAJIDA" (profit before interests, income tax and social contribution on net profit, depreciation and amortizations) in the quarter was R$ 61,571 thousand, representing 20.6% on net revenue of the period, against R$ 22,374 thousand, representing 7.6% on net revenue, obtained in the same period of the previous year. This expressive result gives the correct measure of the recovery process and operating generation of the company's cash;


62
22
2T06
2T07

- The Accounts with Related Parties dropped R$ 348 millions, being its main reason the conversion of credits in capital increase, performed by the controlling shareholders Newco International Ltd., as per Relevant Fact of May 31, 2007.

- The Company's shareholders equity, which was negative in R$ 772 million in the end of 1T07, closes the 2Q07 with R$ 507 millions negative, as consequence of all measures and strategies adopted by the Company, specially the capital increase performed.

São Bernardo do Campo, August 1st,2007.

Gustavo Hassum Ramos
Chief Executive Officer and Investors Relations Officer

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **October 2007** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				30,527	0.0896	0.0565
Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				30,527	0.0896	0.0565

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0.00000	0.0000
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities /	Securities Characteristics (2)				Quantity	Interest %	

Derivative			Same Kind/ Class	Total
Shares	Preferred Shares	00	0.00000	0.0000

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				1,300	0.0038	0.0024
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				1,300	0.0038	0.0024

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	35%	12.814
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	35%	12.814

Company's Name: Newco Internacional Limited							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				7,165,056	21.034%	13.2530
Share	Common Share				4,604,701	65%	24.1787
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				7,165,156	21.034%	13.2530
Share	Common Share				13,072,115	65%	24.1787

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity multiplied by the price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **November 2007** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				30,527	0.0896	0.0565
Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				30,527	0.0896	0.0565

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0.00000	0.0000
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities /	Securities Characteristics (2)				Quantity	Interest %	

Derivative			Same Kind/ Class	Total
Shares	Preferred Shares	00	0.00000	0.0000

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				1,300	0.0038	0.0024
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				1,300	0.0038	0.0024

Company's Name: Bombril Holding S/A							
Related People and Group	( ) Board of Directors		( ) Staff of Officers		( ) Audit Committee	( ) Advisory or Technical Bodies	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	35%	12.814
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	35%	12.814

Company's Name: Newco Internacional Limited							
Related People and Group	( ) Board of Directors		( ) Staff of Officers		( ) Audit Committee	( ) Advisory or Technical Bodies	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				7,165,056	21.034%	13.2530
Share	Common Share				4,604,701	65%	24.1787
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				7,165,156	21.034%	13.2530
Share	Common Share				13,072,115	65%	24.1787

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity multiplied by the price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

CONSOLIDATED FORM
Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In March 2005 only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				12,333	0.00005	0.00003
Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				12,333	0.00005	0.00003

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10,000	0.00004	0.00002
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10,000	0.00004	0.00002

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Purchase				

			Purchases Total				
			Sale				
			Sales Total				

Final Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity multiplied by the price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

CONSOLIDATED FORM
Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **May 2007** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A								
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**			**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					20,520	0.0809	0.0504
Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)								
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity		Price	Volume (R$) (3)
Shares	Preferred Shares	Coinvalores	Sale	18	90		16.00	1,440.00
Final Balance								
Securities / Derivative	Securities Characteristics (2)					Quantity	Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares					20,430	0.0806	0.0501

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0.00000	0.0000
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	00	0.00000	0.0000

Company's Name: Bombril S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**(X) Advisory or Technical Bodies**

Initial Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	806	0.0032	0.0020

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	806	0.0032	0.0020

Company's Name: Bombril Holding S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Share	Common Share	6,927,885	45%	16.999

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Share	Common Share	6,927,885	45%	16.999

Company's Name: Newco Internacional Limited				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Share	Preferred Share	100	0.0004%	0.0002
Share	Common Share	8,467,414	55%	20.776

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Share	Preferred Share	100	0.0004%	0.0002
Share	Common Share	8,467,414	55%	20.776

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity multiplied by the price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

CONSOLIDATED FORM

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In May 2005 only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				27,233	0.00011	0.00007
Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred Shares	BB Banco de Investimentos S/A	Purchase	02	15,000	8.50	127.50
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				42,233	0.00017	0.00010

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10,000	0.00004	0.00002
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10,000	0.00004	0.00002

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				615,441	0.00243	0.00151
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance				
Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	615,441	0.00243	0.00151

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Purchases Total				
			Sale				
			Sales Total				
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity multiplied by the price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People - Art. 11 - CVM (Brazilian Securities Commission) Directive no. 358/2002

In **June 2007** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				20,430	0.0806	0.0501
Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				20,430	0.0806	0.0501

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0.00000	0.0000
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities /	Securities Characteristics (2)				Quantity	Interest %	

Derivative			Same Kind/ Class	Total
Shares	Preferred Shares	00	0.00000	0.0000

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				806	0.0032	0.0020
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				806	0.0032	0.0020

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	45%	16.999
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	45%	16.999

Company's Name: Newco Internacional Limited							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				100	0.0004%	0.0002
Share	Common Share				8,467,414	55%	20.776
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Shares				100	0.0004%	0.0002
Share	Common Shares				8,467,414	55%	20.776

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity multiplied by the price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **June 2005** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				42,233	0.00017	0.00010
Shares	Preferred Shares - Grouping				42	0.00017	0.00010
Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred Shares	BB Banco de Investimentos S/A	Purchase	10	4	R$ 8.20	R$ 32.80
Shares	Preferred Shares	BB Banco de Investimentos S/A	Purchase	10	67	R$ 8.30	R$ 556.10
Shares	Preferred Shares	Itaú	Grouping – Sale of Shares' Fractions	22	2.233	Unit Price: R$ 7.90	R$ 17.64
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				111	0.00044	0.00027

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0.00000	0.0000
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0,00000	0,0000

Company's Name: Bombril S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**(X) Advisory or Technical Bodies**
Initial Balance				
Securities /	Securities Characteristics (2)		Quantity	Interest %

Derivative			Same Kind/ Class	Total
Shares	Preferred Shares	615,441	0.00243	0.00151
Shares	Preferred Shares - Grouping	615	0.00243	0.00151

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Itautrade	Purchase	01	100	R$ 8.30	R$ 830.00
Shares	Preferred	Itaú	Grouping – Fractions Sale	22	441	Unit Price: R$ 7.90	R$ 3.48

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	715	0.00282	0.00175

Company's Name: Bombril Holding S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Purchases Total				
			Sale				
			Sales Total				

Final Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity multiplied by the price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **July 2007** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				20,430	0.0806	0.0501
Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	CBLC	Subscription	04	97	15.72	1,524.84
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				20,527	0.0603	0.0380

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				0	0	0
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0.00000	0.0000
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance				
Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	00	0.00000	0.0000

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				806	0.0032	0.0020
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Itaú	Subscription	04	262	15.72	4,118.64
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				1,068	0.0032	0.0020

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	45%	16.999
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	35%	12.814

Company's Name: Newco Internacional Limited							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				100	0.0004%	0.0002
Share	Common Share				8,467,414	55%	20.776
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/	Securities	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Derivatives	Characteristics (2)						
Shares	Preferred	Itaú	Subscription	04	7,165,056	15.72	112,634,680.3
Shares	Common	Itaú	Subscription	04	4,604,701	15.72	72,385,899.72

Final Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Share	Preferred Shares	7,165,156	21.034%	13.2530
Share	Common Shares	13,072,115	65%	24.1787

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity multiplied by the price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **July 2005** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				111	0.00044	0.00027
Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Itaú	Donation Receipt	27	03		
Shares	Preferred	BB Banco de Investimento S/A	Purchase	6	100	R$ 8.10	R$ 810.00
Shares	Preferred		Director's Election	01	2000		
Shares	Preferred		Director's Election	01	100		
Shares	Preferred		Director's Retirement	01	-1		
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				2,313	0.00912	0.00568

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				0	0	0
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Itaú	Donation Receipt	27	01		
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				01	0	0

Company's Name: Bombril S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**(X) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance				
Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	4,510	0.01778	0.011

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Picchioni	Sale	11	4,500	8.05	36,225.00
Shares	Preferred	Picchioni	Sale	22	300	7.95	2,385.00
			Sales Total		**4,800**		
Shares	Preferred	Picchioni	Purchase	18	3,000	7.77	23,310.00
Shares	Preferred	Picchioni	Purchase	22	1,900	7.80	14,820.00
			Purchases Total		**4,900**		

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	4,610	0.01818	0.01131

Company's Name: Bombril S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**(X) Advisory or Technical Bodies**

Initial Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	715	0.00282	0.00175

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Itautrade	Purchase	5	10	7.90	79.00
Shares	Preferred	Itautrade	Purchase	5	5	7.70	38.50
Shares	Preferred	Itautrade	Purchase	5	200	7.65	1,530.00
Shares	Preferred	Itautrade	Donation	27	4	0	0
Shares	Preferred	Itautrade	Donation Receipt	27	1	0	0

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	927	0.00366	0.00227

Company's Name: Bombril Holding S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Purchases Total				
			Sale				
			Sales Total				

Final Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity multiplied by the price.

Note: In those consolidated data the information shall be provided per group - Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

CONSOLIDATED FORM

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In February 2005 only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**			**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				12,333	0.00005	0.00003
Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				12,333	0.00005	0.00003

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**			**( ) Staff of Officers**	**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10,000	0.00004	0.00002
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10,000	0.00004	0.00002

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**			**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Purchase				

			Purchases Total				
			Sale				
			Sales Total				

Final Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity multiplied by the price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

CONSOLIDATED FORM

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **August 2007** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				20,527	0.0603	0.0380
Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Share	Preferred	Indusval S/A	Purchase	14	10,000	16.1492	161,492.00
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				30,527	0.0896	0.0565

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0	0

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0.00000	0.0000
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities /	Securities Characteristics (2)				Quantity	Interest %	

Derivative			Same Kind/ Class	Total
Shares	Preferred Shares	00	0.00000	0.0000

Company's Name: Bombril S/A								
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**		**(X) Advisory or Technical Bodies**	
Initial Balance								
Securities / Derivative	Securities Characteristics (2)				Quantity		Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares				1,068		0.0032	0.0020
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)								
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity		Price	Volume (R$) (3)
Shares	Preferred	Itaú	Purchase	10	32		15.50	496.00
Shares	Preferred	Itaú	Purchase	16	100		13.01	1,301.00
Shares	Preferred	Itaú	Purchase	16	100		12.00	1,200.00
Final Balance								
Securities / Derivative	Securities Characteristics (2)				Quantity		Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares				1,300		0.0038	0.0024

Company's Name: Bombril Holding S/A								
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**		**( ) Advisory or Technical Bodies**	
Initial Balance								
Securities/ Derivatives	Securities Characteristics (2)				Quantity		Interest %	
							Same Kind/ Class	Total
Share	Common Shares				6,927,885		35%	12.814
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)								
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity		Price	Volume (R$) (3)
Final Balance								
Securities/ Derivatives	Securities Characteristics (2)				Quantity		Interest %	
							Same Kind/ Class	Total
Share	Common Share				6,927,885		35%	12.814

Company's Name: Newco International Limited						
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance						
Securities/ Derivatives	Securities Characteristics (2)			Quantity	Interest %	
					Same Kind/ Class	Total
Share	Preferred Share			7,165,056	21.034%	13.2530
Share	Common Share			4,604,701	65%	24.1787

quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Share	Preferred Share	7,165,156	21.034%	13.2530
Share	Common Share	13,072,115	65%	24.1787

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity multiplied by the price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **April 2007** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A				
Related People and Group	**(X) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	20,420	0.0805	0.0501

Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Share	Preferred	Elected for Director	Purchase	20	100	15.14	1,514.00

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	20,520	0.0809	0.0504

Company's Name: Bombril S/A				
Related People and Group	**( ) Board of Directors**	**(X) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	00	0	0

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	00	0	0

Company's Name: Bombril S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**(X) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance

Securities / Derivative	Securities Characteristics (2)	Quantity	Interest % Same Kind/ Class	Interest % Total
Shares	Preferred Shares	5,000	0.0197	0.0123

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)

Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
		Board Retirement		27			

Final Balance				
Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	00	0.0000	0.0000

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				806	0.0032	0.0020
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				806	0.0032	0.0020

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Shares				6,927,885	45%	16.999
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	45%	16.999

Company's Name: Newco International Limited					
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance					
Securities/ Derivatives	Securities Characteristics (2)		Quantity	Interest %	
				Same Kind/ Class	Total
Share	Preferred Share		100	0.0004%	0.0002
Share	Common Share		8,467,414	55%	20.776

quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

Final Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Share	Preferred Share	100	0.0004%	0.0002
Share	Common Share	8,467,414	55%	20.776

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity multiplied by the price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In April 2005 only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				12,333	0.00005	0.00003
Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred Shares	BB Banco de Investimentos S/A	Purchase	18	14,900	10.90	162.41
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				27,233	0.00011	0.00007

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10,000	0.00004	0.00002
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10,000	0.00004	0.00002

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total

Shares	Preferred Shares	0	0	0

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Itaú	Purchase	01	257,547	9.85	R$ 2,540.00
Shares	Preferred	Itaú	Purchase	05	157,894	9.50	R$ 1,500.00
Shares	Preferred	Finabank	Purchase	28	200,000	8.65	R$ 1,730.00

Final Balance				
Securities / Derivative	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total
Shares	Preferred Shares	615,441	0.00243	0.00151

Company's Name: Bombril Holding S/A				
Related People and Group	**( ) Board of Directors**	**( ) Staff of Officers**	**( ) Audit Committee**	**( ) Advisory or Technical Bodies**

Initial Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
			Purchase				
			Purchase Total				
			Sales				
			Sales Total				

Final Balance				
Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity multiplied by the price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In January 2005 only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A							
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				12,333	0.00005	0.00003
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				12,333	0.00005	0.00003

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10,000	0.00004	0.00002
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				10,000	0.00004	0.00002

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)

			Purchase				
			Purchases Total				
			Sale				
			Sales Total				

Final Balance

Securities/ Derivatives	Securities Characteristics (2)	Quantity	Interest %	
			Same Kind/ Class	Total

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity multiplied by the price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

Dealing of Directors and Related People – Art. 11 – CVM (Brazilian Securities Commission) Directive no. 358/2002

In **September 2007** only the following operations with securities and derivatives occurred, pursuant to article 11, CVM Directive no. 358/2002.[1]

Company's Name: Bombril S/A								
Related People and Group	**(X) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**		**( ) Advisory or Technical Bodies**	
Initial Balance								
Securities / Derivative	Securities Characteristics (2)				Quantity		Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares				30,527		0.0896	0.0565
Monthly Operations - describe each sales or purchase operation performed in the month (day, quantity, price and volume)								
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity		Price	Volume (R$) (3)
Final Balance								
Securities / Derivative	Securities Characteristics (2)				Quantity		Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares				30,527		0.0896	0.0565

Company's Name: Bombril S/A								
Related People and Group	**( ) Board of Directors**		**(X) Staff of Officers**		**( ) Audit Committee**		**( ) Advisory or Technical Bodies**	
Initial Balance								
Securities / Derivative	Securities Characteristics (2)				Quantity		Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares				00		0	0
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)								
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity		Price	Volume (R$) (3)
Final Balance								
Securities / Derivative	Securities Characteristics (2)				Quantity		Interest %	
							Same Kind/ Class	Total
Shares	Preferred Shares				00		0	0

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**(X) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0.00000	0.0000
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				00	0.00000	0.0000

Company's Name: Bombril S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**(X) Advisory or Technical Bodies**	
Initial Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				1,300	0.0038	0.0024
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities / Derivative	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities / Derivative	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Shares	Preferred Shares				1,300	0.0038	0.0024

Company's Name: Bombril Holding S/A							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	35%	12.814
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Common Share				6,927,885	35%	12.814

Company's Name: Newco Internacional Limited							
Related People and Group	**( ) Board of Directors**		**( ) Staff of Officers**		**( ) Audit Committee**	**( ) Advisory or Technical Bodies**	
Initial Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				7,165,056	21.034%	13.2530
Share	Common Share				4,604,701	65%	24.1787
Monthly Operations - describe each sales or purchase operation occurred in the month (day, quantity, price and volume)							
Securities/ Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Final Balance							
Securities/ Derivatives	Securities Characteristics (2)				Quantity	Interest %	
						Same Kind/ Class	Total
Share	Preferred Share				7,165,156	21.034%	13.2530
Share	Common Share				13,072,115	65%	24.1787

(1) When filling the form out, exclude the lines that do not contain information.
(2) Issuance/series, convertible, simple, terms, guarantees, kind/class, etc.
(3) Quantity multiplied by the price.

Note: In those consolidated data the information shall be provided per group – Members of the Board of Directors; Members of the Staff of Officers (who are not included in the group Board of Directors), etc.

END